As submitted confidentially to the Securities and Exchange Commission on February 5, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

COURSERA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	45-3560292
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

381 E. Evelyn Ave.

Mountain View, California 94041

(650) 963-9884

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey N. Maggioncalda

Chief Executive Officer

381 E. Evelyn Ave.

Mountain View, California 94041

(650) 963-9884

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo Davina K. Kaile Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover St Palo Alto, California 94304 (650) 233-4500	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum aggregate offering price are not included in this table.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any jurisdiction where offers or sales are not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion, dated                     , 2021)

            Shares

COMMON STOCK

This is the initial public offering of shares of common stock of Coursera, Inc. We are offering                shares of our common stock and the selling stockholders named in this prospectus are offering an additional                shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $                and $                per share.

We expect to apply to have our common stock listed on the New York Stock Exchange under the symbol “COUR”.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us(2)	Proceeds to Selling Stockholders(2)
Per share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
(2)	Before expenses.

We have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to                additional shares of common stock from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2021.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC

                    , 2021

In this prospectus, “Coursera,” “Coursera, Inc.,” the “Company,” “we,” “us,” and “our” refer to Coursera, Inc. and its consolidated subsidiaries.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information other than that, or to make any representations other than those, contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. Neither we, the selling stockholders, nor the underwriters are offering to sell, or seeking offers to buy, shares of our common stock in any jurisdiction where these offers and sales are not permitted. The information in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus, or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have and are likely to have changed since that date.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information set forth in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Our mission is to provide universal access to world-class learning so that anyone, anywhere has the power to transform their life through learning.

We believe that education is the source of human progress. In today’s economy in which the skills needed to succeed are rapidly evolving, education is becoming more important than ever. As automation and digital disruption are poised to replace unprecedented numbers of jobs worldwide, giving workers the opportunity to upskill and reskill will be crucial to raising global living standards and increasing social equity. Online education will play a critical role, enabling anyone, anywhere, to gain the valuable skills they need to earn a living in an increasingly digital economy.

We have built a global platform connecting learners, educators, and institutions, providing world-class educational content that is affordable, accessible, and relevant. We partner with over 200 leading educational institutions and industry partners to bring quality higher education to a broad range of individuals, academic institutions, organizations, and governments. We use the term organizations for Coursera for Business customers within our Enterprise segment. Our offerings range from Guided Projects to courses to fully online degrees, allowing learners to discover and access relevant and affordable content, consume it on a flexible schedule, and build upon their progress towards a broader program of study with a more advanced credential.

Our business has experienced rapid growth. As of December 31, 2020, more than 77 million learners had registered on our platform, and over 2,000 organizations, 4,000 academic institutions, and 300 government entities had used our platform to upskill and reskill their employees, students, and citizens. We generated revenue of $184.4 million and $             million for the years ended December 31, 2019 and 2020, respectively, representing a growth rate of         %. Our net loss was $46.7 million and $             million for the years ended December 31, 2019 and 2020, respectively.

Industry Background: The Need for a New Model of Lifelong Learning

The global economy is changing rapidly. According to our estimates based on data from the International Labour Organization (the “ILO”), the global workforce will grow by 230 million people by 2030. This is expected to happen at a time when up to half of today’s jobs, around 2 billion, are at high risk of disappearing by 2030 due to automation.

The current system of higher education faces inherent challenges. The predominantly classroom-based model may not be able to keep pace with the rapidly emerging skills required to succeed in today’s workforce. While serving certain learners well, the in-person experience may fail to meet the needs of learners in more remote areas and non-traditional learners who need access to education and upskilling the most, both domestically and internationally. Lastly, the cost of education has grown considerably. According to the Federal Reserve Bank of New York, student loan debt in the United States was the second largest component of household debt at $1.55 trillion as of September 30, 2020, creating further headwinds for individuals navigating their careers and personal lives.

While technology will continue to disrupt jobs and labor markets, it can also be the source of significant benefits. Technology, when applied to learning, can reduce distribution costs, increase affordability, extend access to less wealthy geographical regions, adapt a workforce more quickly to emerging skills, and expand the overall market opportunity for education companies. The need for technological change in education has been exacerbated by the recent global pandemic. According to the United Nations, 1.6 billion students in 190 countries, approximately 94% of all students in the world, saw their schools at least temporarily closed due to the COVID-19 pandemic by August 2020.

We believe the future of education will be characterized by blended classrooms, job-relevant education, and lifelong learning, and that online learning will be the primary means of meeting the urgent global demand for emerging skills. According to an estimate by the World Bank, there were more than 200 million college students around the world as of October 2017, many of whom did not have necessary job-relevant skills. Online learning holds the promise to enable anyone, anywhere to learn new skills in preparation for high demand, digital jobs. The combined forces of online learning and remote work have the potential to increase global social equity by enabling a future where anyone, anywhere has access to both high-quality learning and high-quality job opportunities in an increasingly digital world.

Our Solution: A Platform for Delivering World-Class Learning at Scale

Coursera is a platform that connects a global ecosystem of learners, educators, and institutions with a goal of bringing world-class education to adult learners everywhere. We combine content, data, and technology into a single, unified platform that is customizable and extensible to both individual learners and institutions. Coursera partners with more than 200 leading university and industry partners to provide a flexible, affordable, and job-relevant online learning experience to meet the needs of an increasingly digital world.

Coursera serves the needs of a broad range of customers, including individuals, businesses, universities, and governments, all with a single, unified, scalable platform of technology, data, content, and know-how. Our platform contains:

•

A Catalog of High-Quality Content and Credentials. Coursera provides a broad range of learning offerings, including Guided Projects, courses, Specializations, certificates, and degrees. Coursera provides modular learning offerings to allow learners to gain the skills and credentials they need to reach their goals. Our model of learning is “stackable,” meaning incremental completion of standalone courses can count as progress towards a broader program of study for a more advanced credential.

•

Content Developed by Leading University and Industry Partners. Coursera partners with over 200 leading university and industry partners to deliver a broad portfolio of content and credentials. As of December 31, 2020, more than 150 university partners offered more than 4,000 courses across a range of domains including Data Science, Technology, Business, Health, Social Sciences, and Arts and Humanities. In addition, as of December 31, 2020, more than 50 industry partners have offered more than 600 courses primarily in the domains of data science, technology, and business.

•

Data and Machine Learning Drive Personalized Learning, Effective Marketing, and Skills Benchmarking. Our proprietary machine learning systems are powered by rich learning data across more than 220 million enrollments and provide tailored support to learners and resources to scale instructors. Fully-automated features such as In-Course Coach provide personalized insights and tips to keep learners motivated and making progress. Additionally, Coursera’s Skills Graph is a system of machine learning models that links learning paths to job skills and helps benchmark learner skills against peers and competitors.

•

Technology Delivers a Personalized Learning Experience at Scale. Our unified technology platform enables learners to learn more quickly and effectively, educators to author and deliver high-quality content at low cost, and employers to help employees develop the right skills to be competitive in the marketplace.

Tristen A., U.S.A, Professional Certificate
6K+
BUSINESSES, UNIVERSITIES
AND GOVERNMENTS
SERVED IN 2020
150+
UNIVERSITY PARTNERS
50+
INDUSTRY PARTNERS
AS OF 12/31/2020
77M
LEARNERS
AS OF 12/31/2020
Wafa’B., Indonesia, Courses & Specialization
Ehab B., Germany, Coursera for Refugees

Jessica R., Mexico, Courses & Specialization
Bharathan M., India, Courses
Kara A., U.S.A, MBA Degree
1,000+
GUIDED PROJECTS
4,600+
COURSES
500+
SPECIALIZATIONS
45+
CERTIFICATES
25+
DEGREES
AS OF 12/31/2020

Lochan K., Coursera Together
Rami E., Lebanon, Courses
Paulina M., Ghana, Coursera for Campus
OUR MISSION
Universal access to
world-class learning

Our Offerings to Individuals and Institutions

•

Coursera for Individuals. Learners consume content from our diversified portfolio, which is designed to meet a wide variety of goals and preferences. The full Coursera catalog includes the following offerings:

•	1,000+ Guided Projects: Gain a job-relevant skill in less than two hours* for $9.99;

•	4,600+ Courses: Learn something new in 4-6 weeks* for free, or for prices up to $99;

•	500+ Specializations: Gain a job-relevant skill in 3-6 months* for $39-$99/month;

•	25+ Professional Certificates: Earn a certification of job readiness for an in-demand career in 1-12 months* for $39-$99/month;

•

20+ MasterTrack Certificates: In 2-12 months*, earn a university-issued certificate from a module of a university degree and credit that can be applied to that degree in the future for approximately $1,500-$6,000; and

•	25+ Degrees: Earn a bachelor’s or master’s degree fully online for approximately $9,000-$45,000.

*	Time periods noted are intended completion timeframes; actual time to completion varies by learner.

•

Coursera for Enterprise. Coursera is available to institutions around the world, allowing businesses, academic institutions, and governments to enable their employees, students, and citizens to gain critical skills aligned to the job market of today and tomorrow. Institutions play a major role in tackling the global reskilling challenge by providing awareness, incentives, and financial support for lifelong learning. Coursera has designed a single, unified platform that allows us to configure a common set of content and features to meet the various needs of business, academic, and government customers.

•

Coursera for Business: helps employers upskill and reskill their teams to drive innovation, competitiveness, and growth. Our content in data science, technology, and business is especially relevant to employers;

•

Coursera for Campus: empowers academic institutions to offer job-relevant online education to students, faculty, and staff. Our content from leading universities and academic integrity features are especially relevant to colleges that allow students to earn credit towards their college degree by taking online courses; and

•

Coursera for Government: helps federal, state, and local governments deliver workforce reskilling programs to provide in-demand skills and paths to new jobs for an entire workforce. Our Professional Certificates and content from leading universities and industry partners are especially relevant to government officials seeking to prepare citizens for emerging jobs in their region and enhance the skills of public sector employees.

Coursera Social Impact Programs

Over the last four years, we have fostered an initiative to provide learning for tens of thousands of refugees in more than 140 countries. We also work with 69 nonprofit and community organizations to provide refugees, veterans, formerly incarcerated individuals, and students of underserved high schools with access to high-quality education and job-relevant credentials, at no cost to them. To date, our social impact programs have helped more than 72,000 learners across the globe, who have logged more than 390,000 course enrollments.

The COVID-19 pandemic sharply increased the need for online learning beginning in 2020. Both individuals and institutions relied on online learning to navigate change and disruption. We, along with our partners, launched several initiatives to mitigate the pandemic’s impact on communities worldwide including our Campus Response, Workforce Recovery, and Employee Resilience Initiatives, as well as a free Contact Tracing Course from John Hopkins University aimed towards public healthcare professionals.

Getting into IT always felt insurmountable, because it was either I had the time but not the money, or I had the money but not the time. When I discovered the Google IT Support Professional Certificate I knew: this is my gateway. This is my path. This is how I can get into IT. My family gets to see me finally achieve my dream of being in IT.
Tristen A.
UNITED STATES
PROFESSIONAL CERTIFICATE

“Not only does my resume look impressive-filled with the names and logos of world-class instituations-but these certificates also bring me closer to my career goals by validating the skills I’ve learned.
Rayan B.
BRAZIL
COURSES & SPECIALIZATION

“Coursera introduced me to the world of AI and now I can’t stay away! I’m a medical student exploring how AI can be used to solve healthcare delivery problems in West Africa.
Paulina M.
GHANA
COURSES

I’m a firm believer that learning is a continuous process and that we will never really stop learning and studying after college. I believe that self-development and improvement should be everyone’s priority in life and that it should be part of our system.
Hillary G.
PHILIPPINES
COURSES

“Coursera has really changed my life. I’m achieving my dreams and continuously growing in my career. I want to raise awareness for Coursera as a learning destination for all people, especially in my country, because we don’t have data science and AI degrees in Lebanon.
Mo R.
LEBANON
COURSES, SPECIALIZATION,
GUIDED PROJECTS INSTRUCTOR

“I am really glad you have introduced so many new and free courses through the #CourseraTogether initiative in this pandemic. They’ve helped me keep stress at bay. Thank you!
Lochan K.
INDIA
COURSES

“Coursera is a game-changer just for levelling the playing field. It allows you to get a high-quality degree at a rate that you can afford. Getting my degree from the University of Illinois is something I’m very proud of. I’ve landed in a position that is exactly where I want to be. Earning my MBA gives me confidence. I wanted my kids to know that you don’t ever stop.
Kara S.
UNITED STATES
MBA DEGREE

“A big thank you to @coursera for helping me to expand my knowledge. I’m really proud of myself for these achievements.
Jessica R.
MEXICO
COURSES & SPECIALIZATIONS

Our Customers: How We Serve the World Through Learning

We offer a wide range of content and credentials from some of the world’s most recognizable educator brands. We help individuals learn and advance in their jobs and careers, and we serve companies, academic institutions, and governments to help them upskill and reskill their employees, students, and citizens. Our customers include:

•

Learners. Learners can come to Coursera to advance their careers, reach their educational goals, and enhance their lives. Learners are individuals who are or may be interested in learning, including those who have registered on our platform (“registered learners”). As of December 31, 2020, more than 77 million learners have registered on Coursera to learn from more than 200 leading university and industry partners in thousands of offerings ranging from open courses to full diploma-bearing degrees. Coursera serves learners in their homes, through their employers, through their colleges and universities, and through government-sponsored programs.

•

Businesses. Employers can use Coursera for Business to help employees develop new skills in order to better acquire and serve customers, lower costs, reduce risk, and remain competitive in today’s economy. The launch of our Enterprise business in 2016 has enabled customers to choose Coursera to upskill their teams with critical skills in business, technology, data science, and other disciplines. As of December 31, 2020, over 2,000 organizations, including over 25% of Fortune 500 companies, were paying customers of Coursera for Business.

•

Colleges and Universities. Colleges and universities can use Coursera for Campus to deliver branded online learning at low cost in a new era of financial challenges for higher education and evolving student preferences for hybrid learning. Coursera for Campus enables universities to leverage our global online learning platform to provide job-relevant, credit-ready, high-quality learning at higher scale and lower cost than in-classroom learning alone. Accelerated by the pandemic, thousands of higher education institutions launched Coursera for Campus over the past year, making it one of our fastest growing offerings. As of December 31, 2020, over 130 colleges and universities were paying customers of Coursera for Campus.

•

Governments. Governments, facing unprecedented levels of unemployment, can use Coursera for Government to build a competitive workforce that drives sustainable economic growth by upskilling employees for public sector success and reskilling citizens for career advancement. As of December 31, 2020, over 100 government agencies and organizations were paying customers of Coursera for Government.

Our Competitive Strengths: The Power of Our Business Model

We believe that our competitive advantage is based on the following key strengths:

•

Our consumer flywheel creates a price-to-cost advantage: We believe our efficient learner acquisition model, powered by free, high-quality content, global partner brands, deep expertise in search engine optimization, strong word of mouth referrals, public relations, and a profitable affiliate paid marketing channel, enables us to attract learners to Coursera at scale. This acquisition model has allowed us to add over 12,000 new Degrees students over the two years ended December 31, 2020 at an average acquisition cost of under $2,000. We calculate our average acquisition cost for Degrees students by aggregating directly attributable marketing costs and dividing by the total number of new students.

•

Branded catalog of modular and stackable content and credentials: Our broad catalog and flexible technology platform provide many entry points for learners and allow us to give learners a path to achieving their goals, regardless of their starting place. This allows us to help learners find the right learning program based on their prior skills, credentials, and experience and provide pathways for them to accomplish their goals. We believe we are the only platform with the ability to blend industry credentials with traditional academic degree credentials at scale.

•

Network of leading academic and industry partners: Our large and global learner base attracts top-tier educator partners by allowing them to reach new audiences and create new revenue streams with relatively small up-front investments. As technology advances and new relevant skill sets emerge, our growing partner relationships enable us to be responsive in providing in-demand skills for aspiring and ascending professionals.

•

Job-relevant, hands-on projects, and industry certificates: In order to compete and keep pace with the rapidly changing skills landscape, learners need to be able to quickly identify and learn practical skills using job-relevant tools. For example, Coursera’s technology platform allows instructors to efficiently launch one to two hour Guided Projects that teach the latest in-demand skills to learners with a hands-on learning experience.

•

Multi-channel Enterprise model: With a single content catalog and a unified technology and data platform, we are able to distribute content and credentials to a global audience of more than 6,000 businesses, academic institutions, and governments. Our technology enables our educator partners to reach large, globally-distributed employee populations through the workplace and provide them with high-quality lifelong learning.

•

Rich data analytics and Skills Graph: Since all of our teaching and learning activities happen online, our platform is able to capture a significant amount of data across millions of enrollments related to teaching, learning, content, and outcomes. These data allow us to drive learner success through personalized learning, mapping skills to content and jobs through a system of machine learning models, and unlocking marketing efficiencies by automating and targeting communications with learners to generate engagement.

Our Opportunity: The Global Education Market is Large and Growing

As the pace of new knowledge and the demands of the global workforce continue to accelerate, the global adult education market is poised to grow dramatically. According to the education market intelligence firm HolonIQ, the global higher education market was $2.2 trillion in 2019; the global online degree market was $36 billion in 2019 and is expected to grow to $74 billion by 2025. The flexibility of online learning enables non-traditional learners to continue their education, which has allowed the online education industry to demonstrate acyclical growth characteristics.

Our Growth Strategy

We believe that we have a large, underpenetrated addressable opportunity ahead of us to enable the digital transformation of higher education and provide lifelong adult learning at scale. To advance our growth strategy, we intend to:

•

Continue to invest in growing our Enterprise channels. Coursera’s growth is driven in part by expansion into new logos as well as broader penetration of learners within our existing base of business, university, and government customers. We utilize a land-and-expand strategy with our Enterprise customers that focuses on acquiring new customers and efficiently growing our relationships with existing customers.

•

Drive adoption and conversion of freemium Enterprise offerings. During the pandemic, we opened up our platform across our Enterprise customer base through multiple initiatives, enabling over 4,000 institutions globally, including approximately 10% of all degree-granting institutions worldwide, to tap into ready-made, high-quality digital curricula from leading universities with minimal upfront costs through our Coursera for Campus offering. We plan to continue to focus on converting free institutions to paying Enterprise customers as we enable the digital transformation of higher education.

•

Expand the number of online degrees and the number of students in Degrees programs. We believe we have a substantial opportunity to increase the number of bachelor’s and master’s programs in new and existing academic disciplines within our current network of university partners. Over time, we also aim to naturally progress current open course university partners into Degrees partners. For existing Degrees program partners, we intend to continue to increase the size of student cohorts in existing Degrees programs and add new online Degrees programs from these partners.

•

Continue to grow our learner base and build our brand. We intend to continue to invest in increasing the number of registered learners on Coursera and increasing awareness of the Coursera brand. Our large learner base and brand creates a virtuous cycle, increasing our value to educator partners and providing incentive for them to author additional content and credentials. This broader catalog, in turn, enhances the appeal of Coursera to learners, thereby further growing our learner base.

•

Grow our content and credentials catalog and network of educator partners. We plan to continue to invest in growing our catalog of Guided Projects, courses, Specializations, certificates, and degrees across a broad range of topics and expanding our network of educator partners.

•

Improve conversion, upsell, and retention of paid Consumer learners. Our Consumer platform makes it easy for individuals to come to Coursera and learn, allowing for a natural progression of learners to go from free projects or courses to full online degrees. In 2020, over 50% of our cash receipts from Consumer offerings came from individual learners who were registered on our platform as of December 31, 2019 and approximately 50% of our new Degrees students were previously registered Coursera learners.

•

Continue global expansion. We see a particularly large opportunity to help emerging economies that lack the ability to absorb the large and growing influx of adult students by delivering education in a scalable and affordable way. We plan to continue to market our offerings and programs to individual learners, businesses, academic institutions, and governments globally.

Risk Factor Summary

Our business is subject to numerous risks, as more fully described in “Risk Factors” and elsewhere in this prospectus. You should read these risks before you invest in our common stock. In particular, risks associated with our business include, among others, the following, any of which could have an adverse effect on our business, financial condition, results of operations, or prospects:

•	Fluctuations in our quarterly and annual revenue and operating results, which could cause our stock price to fluctuate and the value of your investment to decline;

•	Our rapid growth, which may not be indicative of our future growth, and our expected decline in revenue growth rate compared to prior years;

•	Our limited operating history, which makes it difficult to predict our future financial and operating results;

•	We have incurred significant net losses since inception, and anticipate that we will continue to incur losses for the foreseeable future;

•	The impact of the COVID-19 pandemic, which has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways;

•	The nascency of online learning solutions, the market adoption of which may not grow as we expect;

•	Our ability to maintain and expand our partnerships with our university and industry partners;

•	Our ability to attract and retain learners;

•	Our ability to increase sales of our Enterprise offering;

•	Our ability to compete effectively;

•	Our partners’ ability to comply with international, federal, and state education laws and regulations, including applicable state authorizations for their programs;

•

Any failure to obtain, maintain, protect, and enforce our intellectual property and proprietary rights and successfully defend against claims of infringement, misappropriation, or other violations of third-party intellectual property;

•	Any changes to the validation or applicability of the DOE “dear colleague letter,” on which our business model relies;

•	Any disclosure of sensitive information about our partners, their employees, or our learners, whether due to cyber-attack or otherwise;

•	Any disruption or failure of our platform; and

•	Our status as a B Corp, which may negatively impact our financial performance.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, we have in this prospectus taken and intend to continue to take advantage of certain reduced reporting obligations, including disclosing only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations. We may take advantage of these exemptions until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering or the date we cease to be an “emerging growth company,” which will be the earliest of (i) the last day of the fiscal year in which we have more than $1.7 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer;” and (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Public Benefit Corporation Status

To reinforce our long-term commitment to providing global access to affordable and flexible world-class learning, on February 1, 2021, we amended our certificate of incorporation to become a Delaware public benefit corporation. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit identified in the public benefit corporation’s certificate of incorporation. See “Risk Factors—Risks Relating to Our Existence as a Public Benefit Corporation” and “Description of Capital Stock—Public Benefit Corporation Status.” The public benefit stated in our certificate of incorporation is to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity.

Certified B Corporation Status

While not required by Delaware law or the terms of our certificate of incorporation, we have been designated as a Certified B CorporationTM (“B Corp”). The term “B Corp” does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, Inc. (“B Lab”), an independent nonprofit organization, for meeting rigorous standards of social and environmental performance, accountability, and transparency. See “Business—Certified B Corporation Status.”

Corporate Information

We were incorporated in Delaware on October 7, 2011 and we launched our platform in April 2012. Our principal executive offices are located at 381 E. Evelyn Ave. Mountain View, California 94041 and our telephone number is (650) 963-9884. Our corporate website address is www.coursera.org. Information contained on or accessible through our website is not part of this prospectus, and is not incorporated by reference herein, and should not be relied on in determining whether to make an investment decision. The inclusion of our website address in this prospectus is an inactive textual reference only.

We have obtained registered trademarks for Coursera, which marks are our property. This prospectus also contains references to trademarks belonging to other entities, which marks remain the property of such other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Underwriters’ option to purchase additional shares	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters, and capital expenditures, although we do not currently have any specific plans with respect to use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, offerings, services, or technologies. However, we do not have agreements, commitments, or plans for any specific acquisitions. See “Use of Proceeds.”

Risk factors	You should read “Risk Factors” and the other information included in this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed trading symbol on the NYSE	“COUR”

The number of shares of our common stock to be outstanding after this offering is based on 115,606,690 shares of common stock outstanding as of December 31, 2020, and excludes:

•

32,495,508 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under our Stock Incentive Plan (the “Non-Executive Plan”) and our 2014 Executive Stock Incentive Plan (the “Executive Stock Plan” and collectively with the Non-Executive Plan, the “Predecessor Stock Incentive Plans”), at a weighted-average exercise price of $4.60 per share;

•	3,276,600 shares of our common stock subject to restricted stock units (“RSUs”) outstanding as of December 31, 2020 granted under the Predecessor Stock Incentive Plans;

•

             shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any shares reserved for issuance but not issued under the Predecessor Stock Incentive

Plans as of the effective date of the 2021 Plan, as well as any shares subject to outstanding awards under the Predecessor Plans after such effective date that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•	shares of our common stock reserved for future issuance under the 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the completion of this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 75,305,400 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data presented below for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our audited consolidated financial statements and related notes and are qualified in their entirety thereby. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Consolidated Statement of Operations Data

	Years Ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Revenue	$184,411
Cost of revenue(1)	89,589

Gross profit	94,822

Operating expenses:
Research and development(1)	56,364
Sales and marketing(1)	57,042
General and administrative(1)	29,810

Total operating expenses	143,216

Loss from operations	(48,394)
Other income (expense):
Interest income	3,282
Interest expense	(625)
Other expense, net	(264)

Loss before income taxes	(46,001)

Income tax expense	718

Net loss	(46,719)

Net loss attributable to common stockholders, basic and diluted	$(46,719)

Net loss attributable per share to common stockholders, basic and diluted(2)	$(1.45)

Weighted-average shares used to compute net loss attributable per share to common stockholders, basic and diluted(2)	32,276,258

Pro forma net loss attributable per share to common stockholders, basic and diluted (unaudited)(2)		$

Weighted-average shares used to compute pro forma net loss attributable per share to common stockholders, basic and diluted (unaudited)(2)

(1)	Stock-based compensation expense included in the consolidated statements of operations data above was as follows:

	Years Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$491
Research and development	7,038
Sales and marketing	3,189
General and administrative	5,599

Total	$16,317

(2)

See Note 2 and Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, pro forma net loss per share attributable to common stockholders, basic and diluted, and the weighted-average shares used to compute these amounts.

Consolidated Balance Sheet Data

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Cash, cash equivalents and marketable securities	$172,815
Total assets	$236,263
Working capital(4)	$123,518
Redeemable convertible preferred stock	$332,681
Additional paid-in capital	$94,364
Accumulated deficit	$(276,736)
Total stockholders’ deficit	$(186,999)

(1)

The pro forma column gives effect to (a) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 75,305,400 shares of our common stock immediately prior to the closing of this offering and (b) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

(2)

The pro forma as adjusted column gives effect to the pro forma adjustments described in footnote (1) above and gives further effect to the sale of                shares of common stock by us in this offering at an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) each of cash, cash equivalents, and marketable securities, working capital, total assets, and total stockholders’ deficit on a pro forma as adjusted basis by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus would increase (decrease) each of our cash, cash equivalents, and marketable securities, working capital, total assets, and total stockholders’ deficit on a pro forma as adjusted basis by approximately $                , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

We have included Adjusted EBITDA, Adjusted EBITDA Margin, and Free Cash Flow, which are non-GAAP financial measures, in this prospectus because they are key measures used by our management to help us analyze our financial results, establish budgets and operational goals for managing our business, evaluate our performance, and make strategic decisions. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, we believe these measures are useful for period-to-period comparisons of our business. We also believe that the presentation of these non-GAAP financial measures in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors, and to analyze our cash performance. However, the non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Limitations of Non-GAAP Measures

These non-GAAP financial measures are not prepared in accordance with GAAP, and should be considered as supplemental in nature, and are not intended, and should not be construed, as the sole measure of our performance and should not be considered in isolation from or as a substitute for comparable financial measures prepared in accordance with GAAP. There are a number of limitations related to Adjusted EBITDA, Adjusted EBITDA Margin, and Free Cash Flow, including the following:

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude certain recurring, non-cash charges, such as depreciation of property and equipment and/or amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect cash requirements for these replacements or new capital expenditure requirements.

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest income, net, which consists of interest income earned on our cash, cash equivalents, and marketable securities and amortization of premiums and accretion of discounts related to our marketable securities, offset by interest expense.

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation and payroll tax expense related to stock-based activities, which have been significant recurring expenses and will continue to constitute significant recurring expenses for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy.

•	Free Cash Flow does not reflect our future contractual commitments, and it does not represent the total increase or decrease in our cash balance for a given period.

Because of these limitations, you should consider Adjusted EBITDA, Adjusted EBITDA Margin, and Free Cash Flow alongside other financial performance measures, including gross margin, net loss, and our other GAAP results.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as our net loss excluding: (1) depreciation and amortization; (2) interest income, net; (3) stock-based compensation; (4) income tax expense; and (5) payroll tax expense related to stock-based activities. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of net loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands)
Net loss	$(53,270)	$(43,601)	$(46,719)
Depreciation and amortization	4,923	5,543	5,282
Interest income, net	(483)	(1,299)	(2,657)
Stock-based compensation	11,069	17,685	16,317
Income tax expense	—	537	718
Payroll tax expense related to stock-based activities	202	147	130
Adjusted EBITDA	$(37,559)	$(20,988)	$(26,929)

The following table provides a reconciliation of net loss margin, the most directly comparable GAAP financial measure, to Adjusted EBITDA Margin.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands, except percentage)
Revenue	$95,630	$141,772	$184,411
Net loss	$(53,270)	$(43,601)	$(46,719)
GAAP net loss margin	(56)%	(31)%	(25)%
Revenue	$95,630	$141,772	$184,411
Adjusted EBITDA	$(37,559)	$(20,988)	$(26,929)
Adjusted EBITDA Margin	(39)%	(15)%	(15)%

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities, less cash used for purchases of property, equipment, and software, and capitalized internal-use software costs. We exclude purchases of property, equipment and software, and capitalized internal-use software costs as we consider these capital expenditures to be a necessary component of our ongoing operations. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors in understanding and evaluating our liquidity and future ability to generate cash that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet, but it is not intended to represent the residual cash flow available for discretionary expenditures.

The following table provides a reconciliation of cash flow (used in) provided by operating activities, the most directly comparable GAAP financial measure, to Free Cash Flow.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands)
Net cash (used in) provided by operating activities	$(29,694)	$456	$(21,334)
Less: Purchases of property, equipment, and software	(785)	(2,097)	(4,410)
Less: Capitalized internal-use software costs	(3,151)	(4,578)	(5,522)

Free Cash Flow	$(33,630)	$(6,219)	$(31,266)

Net cash used in investing activities	$(23,802)	$(11,893)	$(64,886)

Net cash provided by financing activities	$71,084	$9,538	$113,381

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	Year Ended December 31,
	2017	2018	2019	2020
	(in millions)
Total Registered Learners	30.1	37.3	46.4	76.6

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
# of Degrees Students	2,762	4,255	5,986	6,217

	As of December 31,
	2019	2020
Paid Enterprise Customers	240

	As of December 31,
	2019	2020
Net Retention Rate	106%

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands)
Consumer Segment Revenue	$85,667	$107,554	$121,011
Enterprise Segment Revenue	$7,422	$26,812	$48,262
Degrees Segment Revenue	$2,541	$7,406	$15,138
Consumer Segment Gross Profit	$43,076	$57,607	$64,645
Enterprise Segment Gross Profit	$4,717	$19,011	$34,184
Degrees Segment Gross Profit	$2,541	$7,406	$15,138

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for a description of Registered Learners, Number of Degrees Students, Paid Enterprise Customers, Net Retention Rate, Segment Revenue and Segment Gross Profit.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations, and prospects.

Risks Related to Our Business and Industry

Our quarterly and annual revenue and operating results have fluctuated from period to period and may do so in the future, which could cause our stock price to fluctuate and the value of your investment to decline.

Our quarterly and annual revenue and operating results have historically fluctuated from period to period, and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

•

our ability to maintain existing customers and attract new customers, including businesses, governments, and educational institutions who subscribe to our Enterprise platform, as well as learners who access the content and credentialing programs available on our platform;

•	our ability to continue to offer compelling content and degrees or other credentialing programs created by our industry and university partners;

•	changes in, or trends affecting, subscriptions to our Enterprise platform from businesses, governments, and educational institutions;

•	changes in, or trends affecting, learner enrollment and retention levels, including with respect to learners electing to access our paid offerings;

•	our ability to increase and manage the growth of our international operations, including our international customer base, and our ability to manage the risks associated therewith;

•

the timing of our costs incurred in connection with the launch of new course content and offerings and new certification, degree, or other credentialing programs, and the timing and amount of revenue we generate from new offerings and programs;

•

trends and factors impacting the demand for, and acceptance of, online learning and credentialing programs, including the COVID-19 pandemic, and the prices consumers and businesses are willing to pay for such programs;

•	changes in, or trends affecting, the mix of partners, including educational institutions, offering open online courses only and those offering certification, degree, or other credentialing programs;

•	changes in the rate, volume, and demand for new content and credentialing programs created and offered by our partners on our platform;

•	changes in the terms of our existing partnership agreements;

•	the timing and terms of any new partnership agreements;

•	the timing and amount of our sales and marketing expenses;

•	costs necessary to improve and maintain our platform;

•	changes in our key metrics or the methods used to calculate our key metrics;

•	seasonality, including seasonal engagement patterns of learners and Enterprise customers, which may vary from quarter to quarter or year to year;

•	changes in laws, regulations or accounting principles that impact our business; and

•	general political, economic, or market conditions and events affecting any of the above, including the outcome of political elections and the impact of the COVID-19 pandemic.

These and other factors may cause our revenue and operating results to fall below the expectations of market analysts and investors in future periods, which could cause the market price of our common stock to decline substantially. Any decline in the market price of our common would cause the value of your investment to decline.

Our recent, rapid growth may not be indicative of our future growth and we expect our revenue growth rate to decline compared to prior years.

We have experienced rapid revenue growth in recent periods, with revenue of $184.4 million and $                million in 2019 and 2020, respectively. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior years for a number of reasons, which may include more challenging comparisons to prior periods as our revenue grows, slowing demand for our platform, increasing competition, a decrease in the growth of our overall market or market saturation, and our failure to capitalize on growth opportunities. In addition, our growth rates are likely to experience increased volatility, and may decline, as the COVID-19 pandemic evolves and societal and economic circumstances shift.

We have a limited operating history, which makes it difficult to predict our future financial and operating results.

We were founded in 2011; introduced our first open online course in 2012, our first certificates of completion in 2013, our first Specialization in 2014, our Enterprise platform for businesses in 2016, and our first MasterTrack certification in 2018; enrolled the first students in the Degrees programs offered through our platform in 2016; and introduced Guided Projects in 2019 and Coursera for Campus, our Enterprise platform offering for educational institutions, in late 2019. As a result of our limited operating history, our ability to estimate our future operating results is limited and subject to a number of uncertainties, including those discussed in this “Risk Factors” section and elsewhere in this prospectus. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and stock price may suffer.

We have incurred significant net losses since inception, and anticipate that we will continue to incur losses for the foreseeable future.

We incurred net losses of $46.7 million and $                 in 2019 and 2020, respectively, and we had an accumulated deficit of $                million as of December 31, 2020. We expect to incur significant losses in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to, among other things:

•	expand our course offerings and the robustness of our platform;

•	expand our learner base and our sales and marketing efforts;

•	improve and scale our technology;

•	address increased competition; and

•	incur significant accounting, legal, and other expenses as a public company that we did not incur as a private company.

These expenditures will make it more difficult for us to achieve and maintain profitability. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are forced to reduce our expenses, it could negatively impact our growth and growth strategy. As a result, we can provide no assurance as to whether or when we will achieve profitability. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly, and you could lose some or all of your investment.

The COVID-19 pandemic has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways.

The uncertainty around the COVID-19 pandemic in the United States and worldwide will likely continue to adversely impact the national and global economy. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus.

As a result of the COVID-19 pandemic, we have transitioned to an almost fully remote work environment and we may continue to operate on a significantly remote and geographically (including internationally) dispersed basis for the foreseeable future. This remote and dispersed work environment could have a negative impact on the execution of our business plans and operations. For example, if a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. Further, as the COVID-19 pandemic continues, we may experience disruptions if our employees or our partners’ or third-party service providers’ employees become ill and are unable to perform their duties, and our operations, Internet, or mobile networks, or the operations of one or more of our third-party service providers, is impacted. The increase in remote working may also result in consumer privacy, IT security, and fraud vulnerabilities, which, if exploited, could result in significant recovery costs and harm to our reputation. Transitioning to a fully or predominantly remote work environment and providing and maintaining the operational and infrastructure necessary to support a remote work environment also present significant challenges to maintaining our corporate culture, including employee engagement and productivity, both during the immediate pandemic crisis and beyond.

We have also seen significant and rapid shifts in the traditional models of education and training as this pandemic has evolved. Although we believe our business has also been positively impacted to some extent by several trends related to the COVID-19 pandemic, including the increased need or willingness of businesses, governments, and educational institutions to adopt remote, online, and asynchronous learning and training, we cannot predict whether these trends will continue if and when the pandemic begins to subside, restrictions ease, and the risk and barriers associated with in-person learning and training decrease. In addition, the COVID-19 pandemic may negatively impact the financial resources available to learners or the operating budgets of our partners or customers, any of which could in turn negatively impact our business and operating results.

Market adoption of online learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operation.

Our future success will depend in part on the growth, if any, in the demand for online learning solutions. While the COVID-19 pandemic has accelerated the market for online learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict learner or partner demand for our platform, learner or partner adoption and renewal, the rate at which existing learners and partners expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if educators and enterprises want to adopt an online learning solution, it may take them a substantial amount of time to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

We may need to change the contract terms, including our pricing model, for the course content and credentialing programs offered on our platform, which in turn would impact our operating results.

We have limited experience with respect to determining the optimal prices and contract length for the course content and certification, degree, and other credentialing programs offered on our platform, and as a result, we have in the past, and expect that we may in the future, need to change our pricing model or target contract length from time to time, which could impact our financial results. For example, in February 2020, we launched Coursera Plus, an annual subscription plan with unlimited access to a variety of our courses, Specializations, and professional certificates, at a fixed annual cost, and we may need to adjust our pricing model as we gain experience with this new offering. As the market for our learning platform grows (if ever), as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Pricing and contract length decisions may also impact the mix of adoption among our offerings and negatively impact our overall revenue. Moreover, competition may require us to make substantial price concessions or accept shorter contract durations. Our revenue and financial position may be adversely affected by any of the foregoing, and we may have increased difficulty achieving profitability.

If we fail to maintain and expand our partnerships with university and industry partners, our ability to grow our business and revenue will suffer.

The success of our business depends in large part on the continued and increased development and volume of compelling course content and credentialing programs by our university and industry partners, which we also refer to as our educator partners. We may face several challenges in establishing and expanding these relationships. For instance, our university and industry partners who use our platform are required to invest significant time and resources to adjust the manner in which they develop course content and degree programs for an online learning environment. The delivery of degree programs online at educational institutions has not yet achieved widespread acceptance, and many administrators and faculty members may have concerns regarding the perceived loss of control over the educational process that might result from offering courses and degrees online and the effectiveness of asynchronous learning, as well as concerns regarding the ability to provide high-quality education online that maintains the standards they set for their on-campus programs. There can be no assurance that online programs, such as those offered on our platform, will ever achieve significant market acceptance, and universities and organizations may therefore decline to engage with our platform. Further, if we were to lose a significant number of university and industry partners, our growth and revenue would be negatively impacted.

If we are required to change the contract terms with our educator partners, including with respect to pricing or contract length, it could materially and adversely affect our business, financial condition, and results of operations.

We work with our educator partners to deliver a broad portfolio of content and credentials on our platform. For our Consumer and Enterprise offerings, we incur content costs in the form of fees paid to educator partners.

In addition, our Degrees services revenue is based on a percentage of the total tuition collected from Degrees students by the university partner. As a result, our revenue, gross profit, and operating results generally could be significantly and negatively impacted if we are required to renegotiate or change the terms of our agreements with these partners. For example, if a significant number of university partners, or university partners whose courses or credentialing programs account for a significant volume of learner enrollment on our platform, were to seek to renegotiate the content fees payable by us or the percentage of tuition payable to us, it could have a material impact on our business and operating results. Further, we may be required to change the terms of these agreements, including the pricing terms or contract length, due to competitive, regulatory, or other reasons. Any significant change in our pricing or other contract terms with these partners could materially and adversely affect our business, financial condition, and results of operations.

Our financial performance depends heavily on our ability to attract and retain learners, and if we fail to do so, our business and operating results will suffer.

Building awareness and acceptance of the online course content and certification, degree, and other credentialing programs offered on our platform among learners is critical to our ability to attract prospective learners and generate revenue. We must also continue to successfully work with our partners to develop new and compelling course content as well as additional certification, degree, and other credentialing programs to maintain the relevancy of content and keep learners interested and engaged. A significant portion of our expenses is attributable to marketing efforts dedicated to attracting potential learners to our platform. Because we generate revenue based on fees from, or as a result of, learners enrolled in the online courses and certification, degree, and other credentialing programs offered on our platform, we must attract learners in a cost-effective manner and increase the rate at which learners enroll in and complete the courses and credentialing programs offered by our partners. We also must retain learners and convert learners from our freemium model to paying customers, which depends in part on our ability to offer engaging and frequently updated content as well as quality customer support and service. The following factors, many of which are largely outside of our control, may prevent us from increasing and maintaining learner enrollment in the online courses and credentialing programs offered on our platform in a cost-effective manner or at all:

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Negative perceptions about online learning. Online education programs may not be successful or operate efficiently, which in turn could create the perception that online education in general is not effective. Learners may also be reluctant to enroll in online programs due to concerns that the learning experience may be substandard, that employers may be hesitant to hire learners who received their education or credentials online, or that organizations granting professional licenses or certifications may be reluctant to grant them based on credentials, including degrees, earned through online education or training.

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Reduced support from partners. If partners cease to offer new and compelling course content or certification, degree, or other credentialing programs or limit our ability to promote their courses or programs, learners may reduce or terminate their use of our platform.

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Harm to partner reputation. Many factors affecting our partners’ reputations are beyond our control and can change over time, including their academic performance and ranking among educational institutions, including with respect to a specific degree, certification, or other credentialing program.

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Lack of interest in the certifications, degrees, or other credentials offered on our platform. We may encounter difficulties attracting learners to enroll in certification, degree, or other credentialing programs that are not in demand due to shifting employer or societal preferences and priorities or that are in emerging or unproven fields.

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Learner dissatisfaction. Learner dissatisfaction with the quality of the course content and presentation or the course presenters, changing views of the value of our partners’ programs and certification, degree, or other credentialing programs offered, and perceptions of employment prospects following completion of a program on our platform may negatively impact learner retention.

•	Ineffective marketing efforts. Our marketing efforts, which use search engine optimization, paid search, and custom website development and deployment, may prove unsuccessful or cost inefficient.

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Lack of financial resources for learners. Any developments that reduce the availability of financial aid for higher education generally or that reduce the disposable income available to potential learners (including macro-economic developments such as continued or worsening recession or unemployment or the ongoing COVID-19 pandemic) could impair learners’ abilities to meet their financial obligations, which in turn could result in reduced enrollment and harm our ability to generate revenue.

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General economic conditions. Enrollment in the courses and certification, degree, and other credentialing programs offered on our platform may be affected by changes in the U.S. economy and by global economic conditions. For example, an improvement in economic conditions may reduce demand for higher educational services as potential learners may find adequate employment without additional education. Conversely, a decline in employment opportunities or economic conditions may reduce employers’ willingness to sponsor higher educational opportunities for employees given a lack of employer need for enhanced skill sets or an inability to fund such programs, and could discourage learners from pursuing higher education due to an inability to afford our programs or a perception that the financial investment may not result in increased earning potential or improved employment opportunities.

Any of these factors could reduce enrollment and retention and could cause our costs associated with attracting and retaining learners to increase, which could materially harm our ability to increase our revenue or achieve profitability. These developments could also harm our reputation and make it more difficult for us to engage our partners for new course content or other offerings, which in turn may negatively impact our ability to expand our business and improve our financial performance.

If our learners do not expand beyond our freemium offerings and free trials available on our platform, our ability to grow our business and improve our results of operations may be adversely affected.

Many of our learners initially use the freemium version of our platform or free trials available on our platform, and many of our Enterprise customers engage with our platform only for a specific use case. Specifically, in March 2020, as part of our COVID-19 initiative, we began offering free unlimited access to Coursera for Campus to students and faculty at campuses around the world. Our ability to grow our business depends in part on our ability to persuade learners and other customers to expand their use of our platform to address additional use cases and to convert free subscriptions to paid subscriptions over time.

Further, to continue to grow our business, it is important that our customers renew their subscriptions when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all.

If we pursue unsuccessful partner opportunities, we may forego more profitable opportunities and our operating results and growth would be harmed.

The process of identifying course content and certification, degree, and other credentialing programs that we believe will be a good fit for our platform and negotiating agreements with potential partners is complex and time-consuming. Because of the initial reluctance on the part of some educational institutions, businesses, and other organizations to embrace online delivery of education, training, and credentialing programs and the complicated approval process within some of these entities, our process to attract and engage a new partner can be lengthy. In addition, we may face resistance from university administrators or faculty members.

Developing and launching a new course offering or new certification, degree, or other credentialing program can take up to 500 hours and up to a year or more. We may spend substantial effort and management resources on securing a new partnership or working with our existing and new partners to develop and launch new course content and new degree, certification, or other credentialing programs without any assurance that our efforts will result in the successful launch of a new offering or the generation of revenue. If we invest substantial resources pursuing opportunities which do not attract sufficient interest from learners, we may forego other more successful content and program development efforts, and our operating results, revenue and growth would be harmed.

We must incur significant expense in technology and content development to launch a new offering or program, and we may not generate sufficient revenue from a new offering to offset our costs.

Our platform enables our partners to offer learners the opportunity to enroll in live, or synchronous, courses and programs and pre-produced, or asynchronous, educational content that can be accessed at any time. To launch a new course offering or new certification, degree, or other credentialing program, whether synchronous or asynchronous, we must integrate our platform with the various learner information and other operating systems our partners use to manage functions within their institutions. In addition, our content development team must work closely with that partner’s faculty members or staff to produce engaging online course content, and we must commence learner acquisition activities. During the term of our agreement with the partner, we are responsible for the costs associated with maintaining our technology platform and providing non-academic and other support for learners enrolled in the program. We invest significant resources in these new programs from the beginning of our relationship with a partner, including marketing and other learner acquisition costs to attract and fulfill enrollment cohorts for a program, and there is no guarantee that we will ever recoup these costs. In addition, delays in the implementation of a new program, including Specialization or Degrees programs, could negatively impact our revenue and operating results.

Because we receive fees from learners enrolling in, and, in some cases, completing, courses and certification, degree, or other credentialing programs on our platform, we only begin to recover these costs once learners are enrolled and begin paying fees. In addition, in some cases, learners may audit a course or courses toward a certification free of charge and elect not to pay for the certification itself. Further, our Degrees services revenue is determined based on a percentage of the total tuition collected from Degrees students by the university partner. As a result, the revenue we earn from the Degrees offerings on our platform is dependent on the number of learners enrolled in the Degrees program and the tuition charged by the university partner. The time that it takes for us to recover our investment in a new course or program depends on a variety of factors, primarily our learner acquisition costs, learner retention rate, and the rate of growth in learner enrollment in and, in some cases, completion of, the course or program. Because of the lengthy period required to recoup our investment in a program, unexpected developments beyond our control could occur that result in the partner ceasing or significantly curtailing a course offering or certification, degree, or other credentialing program before we generate any revenue therefrom. In addition, partners generally do not grant us exclusive rights to their content, and any such arrangements are of limited duration. As such, partners may choose to offer the same content on one of our competitors’ platforms, which could limit the number of learners enrolled in such partner’s courses or programs on our platform. In addition, if a partner were to terminate an existing program, learners enrolled in that program may stop using our platform, which in turn would negatively impact our learner enrollment generally. As a result of any of the foregoing, we may ultimately be unable to recover the full investment that we make in a new offering or achieve any level of profitability from such offering.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our Enterprise customer base, and achieve broader market acceptance of our platform, will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. Our marketing efforts include the use of search engine optimization, paid search, and custom website development and deployment.

We have invested in and plan to continue expanding our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time (including as a result of working remotely in connection with the COVID-19 pandemic), or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

If we fail to quickly and efficiently scale our operations to support the needs of new and existing partners, our reputation and our revenue will suffer.

Our continued growth and potential profitability depends on our ability to successfully scale our operations to support newly launched course offerings or new certification, degree, or other credentialing programs with our partners. We plan to continue to hire new employees, particularly in our sales and marketing team and our technology and content development teams. If we cannot adequately train these new employees, we may not be successful in attracting potential learners to our platform, which would negatively impact our ability to generate revenue, and our partners and learners could lose confidence in our platform. If we cannot quickly and efficiently scale up our technology and operations to handle increases in the volume and rate of learner enrollment and of new course offerings or new certification, degree, or other credentialing programs, our partners’ and learners’ experiences with our platform may suffer, which in turn could damage our reputation. Our ability to effectively manage any significant increase in the volume of new offerings or programs or in the rate or volume of learner enrollment and retention will depend on a number of factors, including our ability to:

•	assist our partners in developing and producing an increased volume of engaging course content that is accessible to a wide variety of learners;

•	successfully introduce new features and enhancements on our platform;

•	maintain a high level of functionality and cross-functionality, and technological robustness of our platform; and

•	deliver high-quality professional services and support (including training, implementation, and consulting services) to our partners, their faculty and employees, and learners on our platform.

Establishing new course offerings and new certification, degree, or other credentialing programs or expanding existing ones will require us to make investments in management and key staff, increase capital expenditures, incur additional marketing expenses, and potentially reallocate other resources. If we are unable to scale our platform, maintain and increase its interoperability, develop an increasingly robust mix of engaging content or otherwise manage new offerings effectively, our ability to grow our business and achieve profitability would be impaired, and the quality of our solutions and the satisfaction of our partners and learners could suffer.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our platform may become less competitive.

Our future success depends on our ability to adapt and enhance our platform. To attract new learners and partners and increase revenue from existing learners and partners, we will need to continuously enhance and improve our offerings to meet learner and partner needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop content that addresses learners’ and partners’ needs, or enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our platform. Further, many of our competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of our competitors, our business could be harmed. Our ability to grow is also subject to the risk of future disruptive technologies. Access to and use of our platform is provided via the Internet, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver online learning programs at lower prices, more efficiently, more conveniently or more securely, and if we fail to adopt such technologies or do so in a timely manner, our ability to compete would be adversely affected.

If we fail to increase sales of our Enterprise offering, or if we need to change the contract terms associated therewith, including with respect to pricing or contract length, it could negatively affect our business, financial condition, and results of operations.

In addition to our offerings for individuals, we sell our Enterprise offering to businesses, academic institutions, and governments. These customers utilize our platform to provide relevant training, skills, and credentialing programs to current and potential employees and citizens through our online platform. To maintain and expand our relationships with these entities, we must demonstrate the value, benefits, and return on investment of providing education, training, and credentialing through our online platform and achieve acceptance from both employees and these entities of the merits and legitimacy of our business model.

Our growth strategy is dependent upon increasing sales of our Enterprise offering to these entities, which we offer on a subscription basis. We have a limited history with our subscription and pricing models and changes in our models could adversely affect our revenue and financial position. In addition, as the market for our learning platform grows (if ever), as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. For example, we often enter into subscription arrangements with businesses, academic institutions, and governments in which we offer more favorable pricing terms in exchange for larger total contract values or longer contract terms. Changes to our pricing models or contract lengths could negatively impact our revenue and financial position, and we may have increased difficulty achieving profitability. As we drive a greater portion of our revenue through subscriptions to our Enterprise platform, this may also result in reduced margins in the future.

We recognize revenue from Enterprise customer subscriptions ratably over the subscription term of the underlying contract, which generally ranges from one to three years. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. Further, any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with less positive impact on our results of operations in the near term. Accordingly, such changes could adversely affect our financial performance, cause us to miss industry or analyst expectations and cause our stock price to decline.

As we seek to increase sales of our Enterprise offering, we face upfront sales costs, higher customer acquisition costs, more complex customer requirements, and discount requirements. In addition, entities that subscribe to our Enterprise platform may elect to begin to use our platform on a limited basis, but nevertheless require education and interactions with our sales team, which increases our upfront investment in the sales effort with no guarantee that our platform will be used widely enough across their organization to justify our upfront investment. If we are unable to maintain or increase the number of subscriptions to our Enterprise platform while mitigating the risks associated with serving subscribers, our business, financial condition, and results of operations will suffer.

If we fail to maintain sufficient high-quality content from partners, we will be unable to attract and retain customers.

Our success depends on our ability to provide learners and partners with the information they seek, which in turn depends on the quantity and quality of the content provided by our partners. We may be unable to provide learners with the information they seek if our partners do not contribute content that is helpful and reliable, or if they remove content they previously submitted.

We believe that many of our new learners find us by word of mouth and other non-paid referrals from existing learners. If existing learners and partners are dissatisfied with their experience on our platform, they may stop accessing our content and may stop referring others to us. Likewise, if existing learners do not find our content appealing, whether because of a negative experience or declining interest in or relevancy of the content, they may stop referring others to us. In turn, if partners perceive that our platform lacks an adequate learner audience, partners may be less willing to provide content to offer on our platform, and the experience of learners could be further negatively impacted. If we are unable to retain existing learners and partners and attract new learners and partners who contribute to an active community, our growth prospects would be harmed and our business could be adversely affected.

If we fail to manage the growth of our business both in terms of scale and complexity, our operating results and financial condition could be adversely affected.

Our revenue increased from $184.4 million in 2019 to $                 million in 2020, and the number of our full-time employees increased from 512 as of December 31, 2019 to 779 as of December 31, 2020. Our growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure, facilities, and other resources, and we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various offices around the world and maintaining our company culture across multiple offices and internationally. Our ability to manage our operations and growth will require us to continue to expand our sales and marketing and content development personnel, and technology, finance and administration teams, as well as our facilities and infrastructure. We will also be required to refine our operational, financial, and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully expand our partnerships with businesses, governments, educational institutions, and other organizations, enhance our platform and technology-enabled services, increase the volume of new course content and credentialing programs developed by our partners, attract a sufficient number of learners in a cost-effective manner, satisfy the requirements of our existing partners, increase the volume of subscriptions to our Enterprise platform, respond to competitive challenges, or otherwise execute our business plan. Although our business has experienced significant growth in the past, we cannot provide any assurance that our revenue will continue to grow at the same rate or at all in the future.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to:

•	effectively recruit, integrate, train, and motivate a large number of new employees while retaining existing employees and effectively executing our business plan;

•	continue to improve our operational, financial, and management controls;

•	protect and further develop our strategic assets, including our intellectual property rights; and

•	make sound business decisions in light of the scrutiny associated with operating as a public company.

These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. We may be unable to effectively manage any future growth in an efficient, cost-effective or timely manner, or at all. Any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems, and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our platform could suffer, which could negatively affect our reputation, results of operations, and overall business.

We face competition from established companies as well as other emerging companies, which could divert partners to our competitors, result in pricing pressure, impact our market share, and significantly reduce our revenue.

The market for global adult online learning is highly fragmented and rapidly evolving. We expect alternative modes of learning to continue to accelerate as players in this industry introduce new and more competitive products, enhancements, and bundles.

Participants in the global adult online learning ecosystem include:

•	Direct-to-consumer, online education companies: edX Inc., FutureLearn Limited, and Udemy, Inc.;

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Companies that provide technology solutions and services to universities offering online learning programs: 2U, Inc., Eruditus Learning Solutions Pte. Ltd., Noodle Partners, Inc., and upGrad Education Private Limited;

•	Corporate training companies: A Cloud Guru Ltd., Degreed, Inc., LinkedIn Corporation through its LinkedIn Learning services, Pluralsight, Inc., and Udacity, Inc.;

•	Providers of free educational resources: Khan Academy, Inc., The Wikipedia Foundation, Inc., and Google LLC (“Google”) through its YouTube services; and

•	Internal online degree platforms: Online degree programs developed in-house by universities.

We expect these and other existing competitors and new entrants to the online learning market to continually revise and improve their business models. If these or other market participants introduce new or improved delivery of online education and technology-enabled services that are more compelling or widely accepted than ours, our ability to grow our revenue and achieve profitability could suffer. Several new and existing companies in the online education industry provide or may provide offerings similar to what we offer on our platform, and these companies may pursue relationships with our partners that may reduce the content our partners produce for our platform. In addition, educational institutions, as well as businesses, governments, and other organizations, may choose to continue using or develop their own online learning or training solutions in-house, rather than pay for our solutions.

Some of our competitors and potential competitors have significantly greater resources than we do. Increased competition may result in pricing pressure for us in terms of the percentage of tuition we are able to negotiate to receive from a partner. The competitive landscape may also result in a longer and more complex process of recruiting and maintaining current and prospective partners or a decrease in our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of factors could impact our ability to compete, including:

•	the availability or development of alternative online education services that are more compelling than ours;

•	changes in pricing policies and terms offered by our competitors or by us;

•	the ability to adapt to new technologies and changes in requirements of our partners and learners;

•	learner acquisition and retention costs;

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the ability of our current and future competitors to establish relationships with businesses, governments, educational institutions, and other organizations to enhance their services and expand their markets; and

•	industry consolidation and the number and rate of new entrants.

We may not be able to compete successfully against current and future competitors. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

If for-profit postsecondary institutions, which offer online education alternatives different from ours, perform poorly, it could nonetheless tarnish the reputation of online education as a whole, which could impair our ability to grow our business.

For-profit postsecondary institutions, many of which provide course offerings predominantly online, are under intense regulatory and other scrutiny, which has led to media attention that has sometimes portrayed that sector in an unflattering light. Some for-profit online school operators have been subject to governmental investigations alleging the misuse of public funds, financial irregularities, and failure to achieve positive outcomes for learners, including the inability to obtain employment in their fields. These allegations have attracted significant adverse media coverage and have prompted legislative hearings and regulatory responses. These investigations have focused on specific companies and individuals, as well as entire industries in the case of recruiting practices by for-profit higher education companies. Even though we do not market our solutions to these institutions, this negative media attention may nevertheless add to the skepticism about online higher education generally, including our solutions.

The impact of these negative public perceptions on our current and future business is difficult to predict. If these few situations, or any additional misconduct, cause all online learning programs to be viewed by the public or policymakers unfavorably, we may find it difficult to enter into or renew agreements with our partners or attract additional learners for our partners’ programs. In addition, this perception or any further governmental investigation could serve as the impetus for more restrictive legislation, which could limit our future business opportunities. Moreover, allegations of abuse of federal financial aid funds and other statutory violations against for-profit higher education companies could negatively impact our ability to succeed due to increased regulation and decreased demand. Any of these factors could negatively impact our ability to increase our partner base and grow our partners’ programs, which would make it difficult to continue to grow our business and could negatively affect our stock price.

We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.

We may choose to expand by making acquisitions that could be material to our business. To date, we have only completed one acquisition, and our ability as an organization to successfully acquire and integrate technologies or businesses is unproven and limited. Acquisitions involve many risks, including the following:

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an acquisition may negatively affect our results of operations and financial condition because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business and distract our management;

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an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	we may face challenges inherent in effectively managing an increased number of employees in diverse locations;

•	we may experience strain on our financial and managerial controls and reporting systems and procedures;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business;

•	we may incur impairment charges related to potential write-downs of acquired assets or goodwill; and

•	to the extent that we issue a significant amount of equity or equity-linked securities in connection with an acquisition, existing stockholders may be diluted.

We may not succeed in addressing these or other risks, which could harm our business and operating results.

We may invest in private companies and if the value of any such equity investments were to decline, it could adversely affect our results of operations and financial condition.

We may from time to time evaluate or make equity investments in private companies where we do not have the ability to exercise significant influence over results. Investments in private companies are inherently risky. The companies in which we may invest include early-stage companies that may still be developing products and services with limited cash to support the development, marketing, and sales of their products, and whose financial statements are often unaudited. Further, our ability to liquidate such investments will typically be dependent on a liquidity event, such as a public offering or acquisition, as no public market currently exists for the securities held in the investees. Valuations of privately-held companies are inherently complex and uncertain due to the lack of a liquid market for the securities of such companies. If we determine that any of our investments in such companies have experienced a decline in value, we will recognize an expense to adjust the carrying value to its estimated fair value. Negative changes in the estimated fair value of private companies in which we invest could have a material adverse effect on our results of operations and financial condition.

Our directors may encounter conflicts of interest involving us and other entities with which they may be affiliated, including matters that involve corporate opportunities.

Most of our directors are, and any future directors may be, affiliated with other entities, including venture capital or private equity funds or businesses that may be complementary, competitive, or potentially competitive to our company. They may also in the future become affiliated with entities that are engaged in business or other activities similar to our business. Additionally, all of our officers and directors, in the course of their other business activities, may become aware of investments, business opportunities, or information which may be appropriate for presentation to us as well as to other entities to which they owe a fiduciary duty. As a result, directors and officers may encounter perceived or actual conflicts of interest involving us and other entities with which they are or become affiliated, including matters that involve corporate opportunities. For example, a portfolio company of a director-affiliated venture fund may become a competitor of ours or a potential strategic partner. In addition, as our growth strategy includes considering potential acquisitions, it is possible an entity affiliated with one of our directors could be an acquisition target or a competitive acquiror. Further, to the extent we engage in transactions with any director-affiliated entity, it could create actual, or the perception of, additional conflicts of interest, including with respect to our ability to negotiate terms equivalent to those that could be obtained in an arms’-length negotiation with an unaffiliated third party. For instance, Dr. Ng, one of our co-founders and Chairman of our board of directors, owns DeepLearning.AI Corp., a developer of educational content relating to artificial intelligence which offers courses through our platform. Although we view DeepLearning.AI Corp. as a valued business partner and believe our agreement is on commercially reasonable terms, there may nonetheless be a perception of a conflict of interest. As a result of the foregoing, our directors and officers may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such potential conflicts, we are deprived of investment, business, or information, the execution of our business plan and our ability to effectively compete may be adversely affected. Our directors are also not obligated to commit their time and attention exclusively to our business and accordingly, they may encounter conflicts of interest in allocating their time and resources between us and other entities with which they are affiliated.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team, and in particular of our Chief Executive Officer. The expertise of our senior management in negotiating with businesses, governments, educational institutions, and other organizations is critical in navigating the complex approval processes of these entities. We do not maintain key-person insurance on any of our employees, including our senior management team, and our management and other employees are generally employed on an at-will basis. The loss of the services of any individual on our senior management team would make it more difficult to successfully operate our business and pursue our business goals.

Our future success also depends heavily on the retention of our sales and marketing, data science, technology and content development, and support teams to continue to attract and retain qualified learners in our partners’ programs, thereby generating revenue for us. In particular, our technology and content development employees provide the technical expertise underlying our technology-enabled services that support our online course offerings and the certification, degree and other credentialing programs offered on our platform, as well as the learners enrolled in these programs. Competition for these employees is intense. We may be unable to attract or retain these key personnel that are critical to our success, resulting in harm to our relationships with partners, loss of expertise or know-how, and unanticipated recruitment and training costs.

We may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

We believe that our existing cash balances, in addition to the proceeds we receive from this offering will be sufficient to meet our minimum anticipated cash requirements for at least the next twelve months. We may, however, need to raise additional funds to respond to business challenges or opportunities, accelerate our growth, develop new offerings, or enhance our platform. If we seek to raise additional capital, it may not be available on favorable terms or may not be available at all. In addition, if we seek debt financing, we may be subject to onerous terms and restrictive covenants. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities. Further, any additional capital raised through the sale of equity or issuance of debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available if and when needed, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term.

We believe our long-term value as a company will be greater if we focus on longer-term growth over short-term results. As a result, our results of operations may be negatively impacted in the near term relative to a strategy focused on maximizing short-term profitability. Significant expenditures on sales and marketing efforts, developing and enhancing our platform, and expanding our research and development efforts may not ultimately grow our business or lead to expected long-term results. If our strategy does not lead to expected growth or if we are ultimately unable to achieve results of operations at the levels expected by securities analysts and investors, the market price of our common stock could decline.

Our current operations are international in scope and we plan to expand our international operations, which exposes us to risks inherent in international operations.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. We have employees in Bulgaria, Canada, India, and the United Kingdom in several functional areas, including product and software development, sales and marketing, talent recruitment, and general facilities management. Our international operations subject us to the compensation and benefits regulations of those jurisdictions, as well as other employer duties and obligations, that differ from the compensation and benefits regulations and duties and obligations in the United States. Further, enrollments of learners from other countries requires us to comply with international data privacy regulations of those countries. As of December 31, 2020, we had 77 million registered learners, including approximately 62 million registered learners from over 190 foreign countries, and had partnerships with over 100 international entities. Failure to comply with international regulations or to adequately adapt to international markets could harm our ability to successfully operate our business and pursue our business goals.

We intend to expand our international operations and continue to establish a worldwide partner and learner base. Our expansion efforts into international markets may not be successful. In addition, we face risks in doing business internationally, including risks associated with sales to international governments and entities, that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:

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the need to localize and adapt online certification, degree, and other credentialing programs for specific countries, including translation into foreign languages and ensuring that these programs enable our partners to comply with local education laws and regulations;

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local laws restricting learners from pursuing certifications, degrees, or other credentials through online education platforms such as ours or limiting the availability of financial aid to finance online education;

•	data privacy laws that may require data to be handled in a specific manner, including storing and processing data solely on local servers, which is a capability we currently do not have;

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difficulties in staffing and managing foreign operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, workers’ councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

•	different pricing environments, longer sales cycles, longer accounts receivable payment cycles, and collections issues;

•	new and different sources of competition and practices which may favor local competitors;

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weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

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compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection, and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act;

•	increased financial accounting and reporting burdens and complexities;

•	risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our offerings;

•	adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and

•	regional and economic political conditions.

Further, as we continue to expand internationally, we will become more exposed to fluctuations in currency exchange rates. Future agreements with international partners may provide for payments to us to be denominated in local currencies, and in such cases, fluctuations in the value of the U.S. dollar and foreign currencies could impact our operating results when translated into U.S. dollars. Further, the strengthening of the U.S. dollar relative to foreign currencies could increase the real cost of our platform for our learners and partners outside of the United States, which could lead to the lengthening of our sales cycle or reduced demand for our platform. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations would be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which would adversely affect our financial condition and results of operations.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our business and operations could be materially and adversely affected in the event of earthquakes, floods, fires, telecommunications failures, blackouts or other power losses, break-ins, acts of terrorism, political crises, inclement weather, public health crises, pandemics or endemics, or other catastrophic events. In particular, our executive offices are located in the San Francisco Bay Area, an earthquake-sensitive area and one that has been increasingly vulnerable to wildfires, and, damage to or total destruction of our executive offices resulting from earthquakes may not be covered in whole or in part by any insurance we may have. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties, or if our operations were interrupted by telecommunications failures, blackouts, acts of terrorism, political or geopolitical crises or public health crises, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business could be affected adversely as a result.

Our metrics and market estimates used to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.

The metrics we use to evaluate our growth, measure our performance and make strategic decisions are calculated using internal company data and have not been validated by a third party. Our metrics and market estimates may differ from estimates published by third parties or from similarly titled metrics of our competitors or peers due to differences in methodology or the assumptions on which we rely. Additionally, the metrics and forecasts in this prospectus relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. If securities analysts or investors do not consider our or market metrics to be accurate representations of our business, or if we discover material inaccuracies in such estimates, then the market price of our common stock could decline, our reputation and brand could be harmed, and our business, financial condition, and results of operations could be adversely affected.

Risks Related to Regulatory Matters and Litigation

If our partners fail to comply with international, federal and state education laws and regulations, including any applicable state authorizations for their programs, it could harm our business and reputation.

Higher education is heavily regulated in the United States and most international jurisdictions. For example, numerous states require education providers to be licensed or authorized in such state simply to enroll persons located in that state into an online education program or to conduct related activities such as marketing. If any of our partners were found to be in non-compliance with any of the laws, regulations, standards or policies related to state authorization, the partner could lose their ability to operate in certain states, and if such non-compliance extended to a material contingent of our partners and such partners lost the ability to operate in certain states, our revenue could decline.

Additionally, the vast majority of our U.S.-based college and university partners participate in the federal student financial assistance programs under Title IV of the Higher Education Act of 1965, as amended (“HEA”), and are subject to extensive regulation by the U.S. Department of Education (“DOE”), as well as various state agencies, licensing boards and accrediting agencies. To participate in the Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the DOE, and be certified by the DOE as an eligible institution.

The regulations, standards, and policies of our college and university partners’ regulators are complex, change frequently and are often subject to differing interpretation. Changes in, or new interpretations of, applicable laws, regulations or standards could compromise our college and university partners’ accreditation, authorization to offer online learning in various states or countries, permissible activities, or access to federal funds under the Title IV programs. We cannot predict with certainty how the requirements applicable to our college and university partners will be interpreted, including in the case of new laws or regulations for which no, or insufficient, interpretative guidance exists, or whether our college and university partners will be able to comply with these requirements in the future. Some regulations were designed to regulate in-person, correspondence or other types of learning experiences not offered online and may be difficult to interpret or apply to the types of programs offered by our partners on our platform. In addition, there is no assurance that degrees or certifications earned through an institution in one jurisdiction will be recognized as valid or sufficient in other jurisdictions, including internationally, for employment, to satisfy prerequisites for advanced degrees, or other opportunities. Our international college and university partners are subject to similarly extensive legislation, regulation, and oversight.

Our future growth could be impaired if we or our partners fail to obtain timely approval from applicable regulatory agencies to offer new programs, make substantive changes to existing programs or expand their programs into or within certain states.

Our U.S. partners are required to obtain the appropriate approvals from the DOE and applicable state and accrediting regulatory agencies for new programs, which may be conditioned, delayed, or denied in a manner that could impair our future growth. Similar approvals and reviews may be required for programs from our partners based outside the United States, and for our partners to offer programs in other countries. Education regulatory agencies may experience increases in the volume of requests for approvals as a result of new distance learning programs and adjustments to new regulations. Any such increases in volume could result in delays to various approvals our partner institutions request, and any such delays could in turn delay the timing of our ability to generate revenue from our partners’ programs.

Our partners, both U.S. and international, may be required to be authorized in certain states to offer online programs, engage in advertising or recruiting and operate externships, internships, technical training, or other forms of field experience, depending on state law. Although many of our programs are offered by U.S.-based higher education institutions that hold such authorizations or participate in an appropriate state reciprocity agreement such as the State Authorization Reciprocity Agreement (“SARA”), other partners are not traditional education institutions or operate outside the United States and do not hold such state authorizations. Further, even U.S.-based higher education institutions could lose a necessary authorization either because it lapses or is revoked by a state agency. Such partners could also lack, or lose, the ability to participate in a reciprocity agreement that provides the basis for their authorization in multiple states. For example, California higher education institutions currently do not participate in SARA. Unless we choose to seek authorization in our own name, which we have not done to date, the loss of or failure by a partner to obtain a necessary state authorization would, among other things, limit our ability to deliver content to learners in that state, either for degree or nondegree programs, render the partner and its learners in that state ineligible to participate in Title IV or other financial aid programs, diminish the attractiveness of the partner’s programs, and ultimately compromise our ability to generate revenue. For example, in Iowa, while the state’s regulations and their application to our business are subject to differing interpretations, we may need to limit or prevent enrollments in certain programs offered by partners based outside the United States because they do not meet the requirement that institutions be accredited by an accrediting agency recognized by the DOE. In addition, if we or any of our partners fail to comply with any state agency’s rules, regulations, or standards beyond authorizations, the state agency could limit the ability of the partner to offer programs in that state or limit our ability to perform our contractual obligations to our partner in that state.

We or our partners may also be required to obtain appropriate approvals under international education laws and regulations. For example, a recent Indian regulation relating to online higher education requires, among other things, that learning platforms utilized by Indian universities to offer online degrees be approved by a technical committee of the Indian regulator. Seeking such approval could be a complex and time-consuming process, since the requirement is new, and as such there is no certainty as to the timing and standard of review for international platforms, or even whether international platforms are permitted to apply for approval. In addition, we may lack the knowledge and resources to successfully pursue an application without the support of one or more of our Indian university partners.

If we or our partners fail to obtain or maintain necessary authorizations, or we or our partners violate applicable laws and regulations, learners in relevant programs could be adversely affected and we could lose our ability to operate in that state, and our ability to generate revenue would be adversely affected.

If our partners fail to maintain institutional accreditation for their programs, our revenue could be materially adversely affected.

The loss or suspension of a partner’s accreditation or other adverse action by the partner’s institutional accreditor would render the institution or its program ineligible to participate in Title IV programs or similar government funding programs that may be in place and available to students enrolled at our Degrees partners based outside of the United States, could prevent the partner from offering certain educational programs, and could make it impossible for the graduates of the partner’s program to practice the profession for which they trained. If any of these results occurs, it could hurt our ability to generate revenue from that program.

Our activities are subject to international, federal and state education accessibility, and consumer protection laws and regulations and other requirements.

As a service provider to higher education institutions both in the United States and internationally, either directly or indirectly through our arrangements with partners, we are required to comply with certain education laws and regulations. See “Business—Regulatory Matters.”

Our platform is also subject to various requirements relating to accessibility for learners with disabilities. Certain requirements of Title II and Title III of the Americans with Disabilities Act apply to us and to our public and private university partners, Section 504 of the Rehabilitation Act of 1974 (the “Rehabilitation Act”) applies to our partners that receive federal funding, and Section 508 of the Rehabilitation Act, which sets accessibility standards for websites of federal departments and agencies, applies to certain of our government customers. Further, in the absence of definitive federal rulemaking, the Web Content Accessibility Guidelines 2.1, a set of recommendations and technical standards for making websites accessible to individuals with disabilities published by the World Wide Web Consortium, have become the effective standard for learner-facing aspects of our platform. We may not be successful in ensuring that our offerings and services meet these changing statutory and regulatory requirements, which could make our solutions less attractive to our partners and customers, and we expect to incur ongoing costs of compliance. In addition, we have structured our learner subscription plans to charge learners on a recurring basis, and as a result we must comply with complex federal and state laws and regulations related to automatic renewal, unfair competition, and false advertising. These laws, among other things, require us to make specific disclosures in specific ways at the time a learner purchases a subscription, and obtain the learner’s express consent to the recurring charges. The penalties for failing to comply with these requirements can be severe, including rendering the subscription contract null and void, and allowing the consumer to treat any services provided under such a contract as a gift, and any failure to comply with these requirements may constitute violations of more general consumer protection laws.

Failure to comply with any of these laws and regulations could result in breach of contract and indemnification claims and could cause damage to our reputation and impair our ability to grow our business and achieve profitability.

Activities of the U.S. Congress, such as changes in spending policies or budget priorities for government funding of colleges, universities, schools and other education providers, could result in adverse legislation or regulatory action.

Our partners include colleges, universities, and other education providers, many of which depend substantially on government funding. Accordingly, any general decrease, delay, or change in federal, state, or local funding for colleges, universities, and other education providers could cause our current and potential partners to reduce their use of our platform, or delay development of content for our platform, any of which could cause us to lose learners and revenue.

In addition, the increased scrutiny and results-based accountability initiatives in the education sector, as well as ongoing policy differences in Congress regarding spending levels, could lead to significant changes in connection with the upcoming reauthorization of the HEA or otherwise. These changes may place additional regulatory burdens on postsecondary schools participating in the Title IV programs generally, and specific changes may be targeted at companies like us that serve higher education within the United States. The adoption of any laws or regulations that limit our ability to provide our bundled services to our partners could compromise our ability to offer their programs or make our solutions less attractive to them. Congress could also enact laws or regulations that require us to modify our practices in ways that could increase our costs.

Regulatory activities and initiatives of the DOE may have similar consequences for our business even in the absence of Congressional action. No assurances can be given as to how any new rules may affect our business.

Our business model has been validated by a DOE “dear colleague letter”, but such validation is not codified by statute or regulation and may be subject to change.

Each institution that participates in Title IV programs agrees, as a condition of its eligibility to participate in those programs, that it will not “provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV HEA program funds.” The vast majority of our U.S.-based partners participate in the Title IV programs. Although this rule, referred to as the incentive compensation rule, generally prohibits entities or individuals from receiving incentive-based compensation payments for the successful recruitment, admission, or enrollment of learners, the DOE provided clarifying guidance in March 2011 interpreting the incentive compensation rule as permitting tuition revenue-sharing arrangements known as the “bundled services exception.” Our current business model relies heavily on the bundled services exception to enter into tuition revenue-sharing agreements with partner colleges and universities. See “Business—Regulatory Matters.”

The “dear colleague letter” (“DCL”) issued by the DOE on March 17, 2011 sets forth the official guidance of the DOE regarding various regulations that were implemented around that time. The DCL affirms that “[t]he Department generally views payment based on the amount of tuition generated as an indirect payment of incentive compensation based on success in recruitment and therefore a prohibited basis upon which to measure the value of the services provided.” The DCL, however, in Example 2-B, clarified an important exception to this prohibition for a business model that complies with the bundled services exception: “A third party that is not affiliated with the institution it serves and is not affiliated with any other institution that provides educational services, which third party provides bundled services to the institution including marketing, enrollment application assistance, recruitment services, course support for online delivery of courses, the provision of technology, placement services for internships, or student career counseling, may receive from an institution an amount based on tuition generated for the institution by the third-party’s activities for all bundled services that are offered and provided collectively, as long as the third party does not make prohibited compensation payments to its employees, and the institution does not pay the third party separately for student recruitment services provided by the entity.”

The DCL guidance indicates that an arrangement that complies with Example 2-B will be deemed to be in compliance with the incentive compensation provisions of the HEA and the DOE’s regulations. Our business model and contractual arrangements with our U.S.-based partners are designed to follow Example 2-B in the DCL. However, the inherent ambiguity in the DCL and the incentive compensation rule creates the risk that DOE or a court, including, notably, in the context of a “whistleblower” claim under the federal False Claims Act, could disagree with that interpretation. If the DOE or a court determined that our business model or even the practices of a subcontractor did not meet the bundled services exception, we could have contractual obligations to our U.S.-based partners such as indemnifying a partner from private claims or government investigations or demands for repayment of Title IV program funds. Even if such claims are without merit, they could cause reputational harm, cause us to incur significant defense costs, result in the termination of our U.S.-based partner agreements, and negatively impact our ability to enter into new agreements.

Further, because the bundled services rule was promulgated by agency guidance through the DCL and is not codified by statute or regulation, there is risk that the exception could be altered or removed without prior notice, public comment period, or other administrative procedural requirements that accompany formal agency rulemaking. Although the DCL represents the current interpretation of the DOE, the bundled services exception could be reviewed, altered, or vacated in the future. In addition, the legal weight the DCL would carry in litigation over the propriety of any specific compensation arrangements under the HEA or the incentive compensation rule is uncertain. We can offer no assurances as to whether the exception in the DCL would be upheld by a court or how it would be interpreted. The revision, removal, or invalidation of the bundled services exception by Congress, the DOE, or a court, whether in an action involving our company or our partners, or in action that does not involve us, could require us to change our business model and renegotiate the terms of our college and university partner agreements and could compromise our ability to generate revenue.

If we violate the misrepresentation rule, or similar federal and state regulatory requirements, we could face fines, sanctions and other liabilities.

Under our contracts with U.S.-based partners, we are required to comply with other regulations promulgated by the DOE and comparable state laws that affect our marketing activities, including the misrepresentation rule. The misrepresentation rule is broad in scope and applies to statements our employees or agents may make about the nature of a partner’s program, a partner’s financial charges or the employability of a partner’s program graduates. A violation of this rule or other federal or state regulations applicable to our marketing activities by an employee or agent performing services for partners could damage our reputation, result in the termination of partner agreements, require us to pay fines or other monetary penalties, and require us to pay the fees associated with indemnifying a partner from private claims or government investigations.

We are required to comply with The Family Educational Rights and Privacy Act (“FERPA”), and failure to do so could harm our reputation and negatively affect our business.

FERPA generally prohibits an institution of higher education from disclosing personally identifiable information from a learner’s education records without the learner’s consent. Our U.S.-based university degree and certificate partners and Coursera for Campus customers and their learners disclose to us certain information that originates from or composes a learner education record under FERPA. Through our contracts to provide services to institutions, we are indirectly subject to FERPA, and we may not transfer or otherwise disclose any personally identifiable information from a learner record to another party other than in a manner permitted under the statute and any applicable contract. If we violate FERPA, it could result in a material breach of agreement with one or more of our partners and could harm our reputation. Further, in the event that we disclose learner information in violation of FERPA, the DOE could require a partner to suspend our access to their learner information for at least five years.

We could face liability, or our reputation might be harmed, as a result of the activities of our customers and educators for content on or accessible through our platform.

In some instances, various articles or other third-party content may be posted to our platform by customers and educators for use in class discussions or within asynchronous lessons. The laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging to adopt and implement appropriately balanced institutional policies governing these practices. As a result, we could incur liability to third parties for the unauthorized duplication, distribution or other use of this material. In addition, third parties may allege misappropriation, plagiarism, or similar claims related to content appearing on our platform. Any such claims, including claims of defamation, disparagement, negligence, warranty, misappropriation, or personal harm, could subject us to costly litigation and impose a significant strain on our financial resources and management personnel, regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our uses of such material, which may include changing or removing content from courses or altering the functionality of our platform, or be required to pay monetary damages.

While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the Digital Millennium Copyright Act of 1998 (“DMCA”), the Communications Decency Act (“CDA”), the fair-use doctrine in the United States and the E-Commerce Directive in the European Union, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by partners or learners or otherwise contributed by third-parties to our platform. Moreover, regulators in the United States and in other countries in which we operate may introduce new regulatory regimes that increase potential liability for information or content available on our platform, or which impose additional obligations to monitor such information or content, which could increase our costs.

We are subject to governmental export and import controls and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale of certain services to U.S. embargoed or sanctioned countries, governments, persons, and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide learners access to our platform or could limit our learners’ ability to access or use our services in those countries.

Although we take precautions to prevent our platform from being provided in violation of such laws, our platform could be provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our learners’ ability to access our platform in those countries. Changes in our platform, or future changes in export and import regulations, may prevent our international learners from utilizing our platform or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation or changes in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential learners internationally. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, results of operations, and financial results.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We may become involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect our business, financial condition, and results of operations.

From time to time, we may become involved in litigation matters, such as matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower, accessibility, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of these expenses from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to Privacy, Cybersecurity, and Infrastructure

If sensitive information about our partners, their employees, or our learners is disclosed, or if we or our third-party providers are subject to cyber-attacks, use of our platform could be curtailed, we may be exposed to liability and our reputation would suffer.

Although we do not directly collect, transmit, and store financial information such as credit cards and other payment information, we utilize third-party payment processors who provide these services on our behalf. We also collect and store certain personally identifiable information provided by our partners and learners, such as names and email addresses. The collection, transmission and storage of such information is subject to stringent legal and regulatory obligations. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to personal data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography, or other developments may result in our failure or inability to adequately protect sensitive information.

Our platform is vulnerable to power outages, telecommunications failures, and catastrophic events, as well as computer viruses, worms, malicious code, break-ins, phishing attacks, denial-of-service attacks, and other cyber-attacks. Any of these incidents could lead to interruptions or shutdowns of our platform, loss of data, or unauthorized disclosure of personally identifiable or other sensitive information. Cyber-attacks could also result in the theft of our intellectual property. If we gain greater visibility, we may face a higher risk of being targeted by cyber-attacks. Advances in computer capabilities, new technological discoveries, or other developments may result in cyber-attacks becoming more sophisticated and more difficult to detect.

Any failure or perceived failure by us to comply with our privacy policies, our privacy or data protection obligations to learners or other third parties, or our privacy or data protection legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause learners to lose trust in us, which could have an adverse effect on our business.

Further, if we or our third-party service providers experience security breaches that result in platform performance or availability problems or the loss or unauthorized disclosure of sensitive information, our reputation and ability to maintain existing, or attract new, partners and learners could be materially adversely affected, and our existing partners could scale back their programs or elect to not renew their agreements, prospective learners could decline to enroll or stay enrolled in our partners’ programs, and we could be subject to third-party lawsuits, regulatory fines, or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective partners or learners.

We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyber-attacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or employees of our third-party service providers.

We expect to incur ongoing costs associated with the detection and prevention of security breaches and other security-related incidents. We may incur additional costs in the event of a security breach or other security-related incident. Any actual or perceived compromise of our systems or data security measures or those of third parties with whom we do business, or any failure to prevent or mitigate the loss of personal or other confidential information and delays in detecting or providing notice of any such compromise or loss could disrupt our operations, harm the perception of our security measures, damage our reputation, cause some learners or partners to decrease or stop their use of our platform or relationships with us, and could subject us to litigation, government action, increased transaction fees, regulatory fines or penalties, or other additional costs and liabilities that could harm our business, financial condition, and operating results.

We cannot be certain that our insurance coverage will cover or be adequate for data handling or data security liabilities, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our financial condition, operating results, and reputation.

If the personally identifiable information we collect from our partners, customers, and learners is unlawfully acquired, accessed, or obtained, we could be required to pay substantial fines and bear the cost of investigating the data breach and providing notice to individuals whose personally identifiable information was unlawfully accessed.

In providing services to our partners and customers, we may directly or indirectly have access to personally identifiable information from learners and prospective learners, such as names and email addresses. In the event that the personally identifiable information is unlawfully accessed or acquired, the majority of states and many international jurisdictions have laws that require institutions to investigate and promptly disclose the data breach to learners, usually in writing. Under the terms of our agreements with partners and customers, we may be responsible for the costs of investigating and disclosing data breaches to learners and, in many cases, to partners and customers as well. In addition to costs associated with investigating and fully disclosing a data breach in such instances, we could be subject to substantial monetary fines or private claims by affected parties and our reputation would likely be harmed.

Disruption to or failures of our platform could result in our partners and learners becoming unsatisfied with our platform and could harm our reputation.

The performance and reliability of our platform and the underlying technology are critical to our operations, reputation, and ability to attract and retain partners and learners. Our partners rely on our platform to offer their courses and programs online, and learners must access our platform on a frequent and reliable basis. Our platform is complex and relies on infrastructure provided by third parties, and may contain defects, errors, or vulnerabilities, or may not perform as contemplated. These errors, defects, disruptions, breaches, or other performance problems with our platform could damage our or our partners’ reputations, decrease partner and learner satisfaction and retention, negatively impact our ability to attract new learners and partners, and could result in large indemnity payments to learners and partners for losses suffered or incurred in connection with any such defects or errors on our platform, or other liabilities relating to or arising from our platform. In addition, sustained or recurring disruptions in our platform or its underlying technology could adversely affect our and our partners’ compliance with applicable regulations and accrediting body standards.

Further, if we fail to accurately predict the rate or timing of the growth of our platform, we may be required to incur significant additional costs to maintain reliability. We also depend on the development and maintenance of the Internet infrastructure, including maintenance of reliable Internet networks with the necessary speed, data capacity and security. If we experience failures in our technology infrastructure or do not expand our technology infrastructure successfully, then our ability to attract and retain partners and learners, our growth prospects, and our business would suffer.

We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints, which could affect the availability of services on our platform and prevent or inhibit the ability of learners to access or complete courses and programs on our platform. In particular, our technology infrastructure is currently hosted by third-party data center facilities operated by Amazon Web Services (“AWS”). Any disruption in its services, or any failure of AWS or any future third-party provider to handle the demands of our platform, could significantly harm our business and damage our reputation. We do not have control over the operations of the facilities of the third-party providers that we use, and these facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct.

If we do not maintain the compatibility of our learning management platform with third-party applications that our customers use, our revenue will decline.

A number of our customers integrate our learning management platform with certain learning management systems or learning experience platforms using application programming interfaces (“APIs”) for user management, usage reporting, and content listings and we expect this number of customers to grow. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and software in conjunction with our platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications and software that our learners and partners can utilize, we may not be able to offer the functionality that our learners and partners need, which would negatively impact our ability to generate revenue and adversely impact our business.

Our payments system depends on third-party providers and is subject to evolving laws and regulations.

We rely on third-party payment processors to process payments made by learners on our platform. We have engaged third-party service providers to perform underlying card processing, currency exchange, identity verification, and fraud analysis services. If these service providers do not perform adequately or if they terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we will need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable timeframe. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments, make payments to our partners, or conduct other payment transactions, any of which could make our platform less convenient and attractive and harm our ability to attract and retain partners and learners. In addition, if these providers increase the fees they charge us, our operating expenses could increase.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering certain third-party payment services. In addition, as we expand our international operations, we will need to accommodate international payment method alternatives. As we expand the availability of new payment methods in the future, including internationally, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processors, we are indirectly subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees and lose our ability to accept credit and debit card payments from our learners, process electronic funds transfers or facilitate other types of online payments, and our business and operating results could be adversely affected.

Our business depends to a significant degree on continued access to the Internet and mobile networks.

Our partners and learners rely on access to the Internet and mobile networks to access our platform. Internet service providers may choose to disrupt or degrade our access to our platform or increase the cost of such access. Internet service providers or mobile network operators could also attempt to charge us for providing access to our platform. Although the Federal Communications Commission (“FCC”) recently approved new rules that would prohibit Internet service providers from charging content providers higher rates in order to deliver their content over certain “fast traffic” lanes, these rules will not go into effect until later this year and could be subject to legal challenge or statutory preemption, which could delay or prevent implementation. If the FCC’s rules are not implemented, our business could be adversely impacted. Outside of the United States, government regulation of the Internet, including the idea of network neutrality, may be developing or non-existent. As a result, we could face discriminatory or anti-competitive practices that could impede our growth prospects, increase our costs, and harm our business.

If the mobile solutions available to our learners and partners are not effective, the use of our platform could decline.

Learners have been increasingly accessing our platform on mobile devices through our app in recent years. The smaller screen size and reduced functionality associated with some mobile devices may make the use of our platform more difficult or our partners may believe that online learning through such mobile devices is not effective. Learners accessing our network primarily on mobile devices may not enroll in the courses or the certification, degree, or other credentialing programs offered on our platform as often as those accessing our platform through personal computers, which could result in less revenue for us. If we are not able to provide our partners with the functionality to deliver a rewarding experience on mobile devices, their ability to attract learners to their programs may be harmed and, consequently, our business may suffer.

As new mobile devices and mobile features are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, such as:

•	actions taken by mobile app distributors;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs in the distribution and use our mobile app; or

•	changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile website or mobile apps or that give preferential treatment to competitive offerings.

If our partners or customers, including learners, encounter difficulty accessing or using, or if they choose not to use, our mobile platform, our growth prospects and our business may be adversely affected.

Our use and processing of personal information and other data is subject to laws and obligations relating to privacy and data protection, and our failure to comply with such laws and obligations could harm our business.

In the ordinary course of business, and in particular in connection with merchandising our service to our learners, we collect, process, store and use personal information and data supplied by learners. Numerous federal, state, and foreign laws, rules and regulations govern privacy, data protection, and the collection, use and protection of personal information and other types of data we collect, use, disclose, and otherwise process. These laws, rules, and regulations are constantly evolving, and we expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions.

For example, California has adopted the California Consumer Privacy Act (the “CCPA”), which provides new data privacy rights for California consumers and new operational requirements for covered companies. The CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative in January 2020, and its implementing regulations took effect in August 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA provides a private right of action for certain data breaches that is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. California voters also passed a new privacy law, the California Privacy Rights Act (the “CPRA”), in the November 2020 election. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Aspects of the CCPA, the CPRA, and other laws and regulations relating to data protection, privacy, and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them.

Similarly, the European Commission adopted a General Data Protection Regulation (the “GDPR”) that became fully effective on May 25, 2018, imposing stringent EU data protection requirements. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of personal data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection.

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom, have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and the European Union agreed to a specified period during which the United Kingdom will be treated like a European Union member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an adequacy finding in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an inadequate third country under the GDPR and transfers of data from the European Economic Area to the United Kingdom will require a transfer mechanism, such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation, and enforcement of the data protection law as between the United Kingdom and the European Union. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with noncompliance.

We cannot yet fully determine the impact these or future laws, rules, and regulations may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.

Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions against us by governmental entities or private claims and litigation. Any such action would be expensive to defend, may require the expenditure of substantial legal and other costs and substantial time and resources, may result in fines, penalties or other liabilities, and likely would damage our reputation and adversely affect our business and operating results. In many jurisdictions, enforcement actions and consequences for non-compliance with protection, privacy, and information security laws and regulations are rising. In the United States, possible consequences for non-compliance include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In the EU, data protection authorities may impose large penalties for violations of the data protection laws, including potential fines of up to €20 million or 4% of annual global revenue, whichever is greater. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Data participants also have a private right of action, as do consumer associations, to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of applicable data protection laws. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.

Further, in view of new or modified federal, state, or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our services, and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new features could be limited. Privacy, data protection, and information security concerns, whether valid or invalid, may inhibit the use and growth of our platform, particularly in certain foreign countries.

Use of social media, emails, and text messages may harm our reputation or subject us to fines or other penalties.

We use social media, emails, push notifications and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees, or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential, or sensitive personal information of our business, employees, learners, partners or others. Information concerning us or our partners and learners, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, operating results, financial condition, and prospects.

Risks Related to Intellectual Property

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand and could materially harm our business.

We rely on a combination of intellectual property rights, contractual protections, and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered trademark “Coursera” and our logos and taglines. We also hold the rights to the “Coursera.org” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. As of December 31, 2020, we had 14 issued patents relating to technology features of our platform, including identity verification, content delivery and navigation, and automation, which patents expire between 2034 and 2038, and two U.S. pending patent applications also relating to certain technology features of our platform. We cannot predict whether any pending patent application will result in an issued patent that will effectively protect our intellectual property. Even if a patent issues, the patent may be circumvented or its validity may be challenged in proceedings before the U.S. Patent and Trademark Office. In addition, we cannot assure you that every significant feature of technology and services will be protected by any patent or patent application. Further, to the extent we pursue patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain.

Third parties may challenge any patents, copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us or may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks, and other proprietary rights. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient. Even if we do detect violations, we may need to engage in litigation to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert our management’s attention. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. If we are unable to cost-effectively protect our intellectual property rights, then our business could be harmed. An adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.

Companies in the technology industry are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive notices that claim we have infringed, misappropriated, or misused other parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

In addition, some of our competitors have extensive portfolios of issued patents. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information.

We have devoted substantial resources to the development of our intellectual property and proprietary rights. In order to protect our intellectual property and proprietary rights, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our use of “open source” software could negatively affect our ability to offer our solutions and subject us to possible litigation.

A substantial portion of our platform and our solutions incorporates so-called “open source” software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us: (i) to offer our solutions that incorporate the open source software for no cost; (ii) to make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and (iii) to license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, could be required to disclose our proprietary code and could be subject to significant damages, including being enjoined from the offering of our solutions that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected solutions. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, and have a negative effect on our operating results and financial condition.

Individuals that appear in content hosted on our platform may claim violation of their rights.

Faculty and learners that appear in video segments hosted on our platform may claim that proper assignments, licenses, consents, and releases were not obtained for use of their likenesses, images or other contributed content. Our partners are contractually required to ensure that proper assignments, licenses, consents, and releases are obtained for their course material, but we do not know with certainty that they have obtained all necessary rights. Moreover, the laws governing rights of publicity and privacy, and the laws governing faculty ownership of course content, are imprecise and adjudicated on a case-by-case basis, such that the enforcement of agreements to transfer the necessary rights is unclear. As a result, we could incur liability to third parties for the unauthorized duplication, display, distribution, or other use of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel, regardless of whether the claims have merit. Our various liability insurance coverages may not cover potential claims of this type adequately or at all, and we may be required to alter or cease our use of such material, which may include changing or removing content from courses, or to pay monetary damages. Moreover, claims by faculty and learners could damage our reputation, regardless of whether such claims have merit.

Risks Relating to Our Existence as a Public Benefit Corporation

Although we operate as a Delaware public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

As a Delaware public benefit corporation (“PBC”), we are required to produce a public benefit and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit identified by our certificate of incorporation. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a PBC will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition. See “Description of Capital Stock— Public Benefit Corporation Status.”

As a PBC, we are required to publicly disclose at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or by regulators or others reviewing our credentials, our reputation and status as a PBC may be harmed.

If our publicly reported B Corp score declines, our reputation could be harmed and our business could suffer.

We have been certified as a B Corp through B Lab. Our business model and brand could be harmed if we were unable to maintain certification as a B Corp. B Corp status is a certification that requires us to consider the impact of our decisions on our employees, partners, learners, community, and the environment. We believe that our B Corp status will enable us to strengthen our credibility and trust among our customers and partners. Whether due to our choice or our failure to meet B Lab’s certification requirements, any change in our status could create a perception that we are more focused on financial performance and no longer as committed to the values shared by B Corps. Likewise, our reputation could be harmed if our publicly reported B Corp score declines and there is a perception that we are no longer committed to the B Corp standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with B Corp values. See “Description of Capital Stock—Certified B Corporation Status.”

As a PBC, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by our actions. See “Description of Capital Stock—Public Benefit Corporation Status.” Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our partners and learners, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all and may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a PBC and complying with our related obligations could harm our business, results of operations, and financial condition, which in turn could cause our stock price to decline.

Additionally, as a PBC, we may be less attractive as a takeover target than a traditional company and, therefore, your ability to realize your investment through an acquisition may be limited. PBCs may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value, and stockholders can enforce this through derivative suits. Further, by requiring the boards of directors of PBCs consider additional constituencies other than maximizing stockholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

Our directors have a fiduciary duty to consider not only our shareholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our shareholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their shareholders, directors of a PBC have a fiduciary duty to consider not only the shareholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by the company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on shareholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock—Public Benefit Corporation Status.” In the event of a conflict between the interests of our shareholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our shareholders, which could harm our business, results of operations, and financial condition, which in turn could cause our stock price to decline.

Our focus on the long-term best interests of our company as a PBC and our consideration of all of our stakeholders, including our shareholders, learners, partners, employees, the communities in which we operate, and other stakeholders that we may identify from time to time, may conflict with short- or medium-term financial interests and business performance, which may negatively impact the value of our common stock.

We believe that focusing on the long-term best interests of our company as a public benefit corporation and our consideration of all of our stakeholders, including our shareholders, learners, partners, employees, the communities in which we operate, and other stakeholders we may identify from time to time, is essential to the long-term success of our company and to long-term shareholder value. Therefore, we have, and may in the future, make decisions that we believe are in the long-term best interests of our company and our shareholders, even if such decisions may negatively impact the short- or medium-term performance of our business, results of operations, and financial condition or the short- or medium-term performance of our common stock. Our commitment to pursuing long-term value for the company and its shareholders, potentially at the expense of short- or medium-term performance, may materially adversely affect the trading price of our common stock, including by making owning our common stock less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success and long-term shareholder value, which may include changes to our platform to enhance the experience of our learners, partners, and the communities in which we operate, including by improving the trust and safety of our platform, changes in the manner in which we deliver community support, investing in our relationships with our learners, partners, and employees, investing in and introducing new offerings and services, investing in social impact initiatives consistent with our public benefit objectives, or changes in our approach to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations, and financial condition, as well as the trading price of our common stock, could be materially adversely affected.

As a Delaware PBC, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware PBC (if they, individually or collectively, own the lesser of (i) two percent of the company’s outstanding shares, or (ii) shares with a market value of $2 million or more on the date the lawsuit is instituted) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. Such derivative suits would be subject to the exclusive forum provision in our amended and restated certificate of incorporation, requiring them to be heard in the Delaware Chancery Court (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware). This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may harm our financial condition and results of operations.

If we cannot maintain our company culture and public benefit commitment, our business could be harmed.

We believe that our company culture has been critical to our success. In addition, we believe that our status as a Delaware PBC and our commitment to providing global access to flexible and affordable world-class learning that supports personal development, career advancement, and economic opportunity distinguish us from our competitors and promote a relationship among our partners, learners, and employees founded on trust. However, we face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	a need to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values, mission, and public benefit objectives;

•	the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees, including in a remote work environment;

•	the market perception about our public benefit objectives;

•	competitive pressures that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry; and

•	the increasing need to develop expertise in new areas of business that affect us.

If we are unable to maintain our company culture and demonstrate our commitment to our mission as a PBC, it could harm our business and reputation.

Risks Related to Tax, Accounting, and Operations as a Public Company

Our business may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use tax, value-added tax (“VAT”), provincial taxes, goods and services tax, business tax and gross receipt tax to businesses like ours is a complex and evolving issue. For example, as of January 1, 2015, the European Union imposed an obligation on platforms to collect and remit VAT on sales of automatically downloaded digital items, and we are in the process of implementing such collection and remittance procedures. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, the U.S. Congress is currently considering the “Marketplace Fairness Act,” which would grant states the authority to require online merchants to collect sales tax on online sales at the time a transaction is completed. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could make accessing offerings through our platform less attractive and more costly, which could harm our business.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and operating results.

Many of the underlying laws, rules and regulations imposing taxes and other obligations were established before the growth of the Internet and ecommerce. U.S. federal, state and local taxing authorities are currently reviewing the appropriate treatment of companies engaged in Internet commerce and considering changes to existing tax or other laws that could levy sales, income, consumption, use, or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. If such tax or other laws, rules or regulations are amended, or if new unfavorable laws, rules or regulations are enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to our partners or learners, result in increased costs to update or expand our technical or administrative infrastructure, or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”) during our history. Unused NOLs may carry forward to offset future taxable income if we achieve profitability in the future, unless such NOLs expire under applicable tax laws. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. To date, we have not undertaken an analysis of whether we have experienced a change of control that would limit our ability to use our NOLs. As a result of these rules, in the event that it is determined that we have experienced an ownership change in the past, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any. In addition, the Tax Cuts and Jobs Act imposes certain limitations on the deduction of NOLs generated in tax years that began on or after January 1, 2018, including a limitation on use of NOLs to offset only 80% of taxable income and the disallowance of NOL carrybacks. Although NOLs generated in tax years before 2018 may still be used to offset future income without limitation, the recent legislation may limit our ability to use our NOLs to offset any future taxable income.

Our reported results of operations may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company and, as such, we have not been subject to the internal control and financial reporting requirements applicable to a publicly traded company. We are required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. In addition, as a public company, we will be subject to Section 404(a), which requires us to include a report on our internal controls, including an assessment of the effectiveness of our internal controls and financial reporting procedures. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations, document our controls and perform testing of our key controls over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded to emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) in which the fifth anniversary of the completion of this offering occurs, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then-most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have not operated as a public company, which will require us to incur substantial costs and will require substantial management attention, and we may not be able to manage our transition into a public company effectively or efficiently.

We have never operated as a public company and will incur significant legal, accounting, and other expenses that we did not incur as a private company. Our management team and other personnel will need to devote a substantial amount of time to, and we may not effectively or efficiently manage, our transition into a public company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of the New York Stock Exchange (“NYSE”) will also apply to us following this offering. To comply with the various requirements applicable to public companies, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. If, notwithstanding our efforts to comply with these laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Further, failure to comply with these rules might make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management. As such, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

We also expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements applicable to a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404. We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported consolidated financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations.

Risks Related to This Offering and Our Common Stock

An active trading market for our common stock may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares.

The price of our common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of common stock could subject us to litigation.

Our stock price may be volatile and may decline, resulting in a loss of some or all of your investment. The trading price and volume of our common stock could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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variations in our operating results and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

•	speculation in the market about our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	events or factors resulting from global health crises such as the COVID-19 pandemic, war, incidents of terrorism, or responses to these events;

•	announcements of new services or enhancements, strategic alliances or significant agreements, or other developments by us or our competitors;

•	announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

•	changes in management, other key personnel, or our board of directors;

•	disruptions in our platform due to hardware, software or network problems, security breaches, or other issues;

•	the strength of the global economy or the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our partners and learners;

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trading activity by our principal stockholders, including upon the expiration of contractual lock-up agreements, and other market participants, in whom ownership of our common stock may be concentrated following this offering;

•	price and volume fluctuations in the overall stock market;

•	the performance of the equity markets in general and in our industry;

•	the operating performance of other similar companies;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	litigation or other claims against us;

•	the number of shares of our common stock that are available for public trading; and

•	any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The price of our common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our common stock in this offering, at the initial public offering price of $                per share, you would experience an immediate dilution of $                per share, the difference between the price per share you pay for our common stock and our pro forma net tangible book value per share as of December 31, 2020, after giving effect to the issuance by us of                shares of our common stock in this offering. See “Dilution.”

Future sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that such sales could occur. Upon the closing of this offering, we will have approximately                shares of common stock outstanding, assuming

no exercise of the underwriters’ over-allotment option. All of the shares of common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the “Securities Act”).

All of our executive officers and directors and the holders of substantially all of our equity securities are subject to lock-up agreements with the underwriters of this offering that restrict the equityholders’ ability to transfer shares of our common stock for periods of at least                days from the date of this prospectus. Subject to the restrictions under Rule 144 under the Securities Act,                shares of common stock outstanding after this offering will be eligible for resale         days after the date of this prospectus upon the expiration of lock-up agreements or other contractual restrictions. In addition, at any time with or without public notice, Morgan Stanley & Co. LLC may in its sole discretion release shares subject to such lock-up agreements prior to the expiration of this        -day lock-up period. See “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

In addition, based on our capitalization as of December 31, 2020,                shares issuable upon exercise of outstanding options will also be eligible for sale upon expiration of the        -day lock-up period. We intend to register all of the shares underlying outstanding options and any shares underlying other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance to the extent permitted by any applicable vesting requirements and the lock-up agreements described above. Sales of stock by these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Holders of 73,489,068 shares of our common stock have registration rights. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act, which are subject to the limitations of Rule 144. Sales of securities by any of these stockholders or the perception that such sales could occur could adversely affect the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and could cause the price of our common stock to decline.

We may issue additional common stock, convertible securities or other equity following the completion of this offering. We also expect to issue common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances will be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our common stock.

Our actual operating results may not meet our guidance or analyst or investor expectations, which would likely cause our stock price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and investors may publish or otherwise have expectations regarding our business, financial condition, and results of operations, for which we do not accept any responsibility. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us or analysts will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or analyst or investor expectations, the trading price of our common stock is likely to decline.

If securities analysts or industry analysts downgrade our common stock, publish negative research or reports, or fail to publish reports about our business, our stock price and trading volume could decline.

The market price and trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or change their recommendation about our competitors’ stock, our stock price could decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline or become volatile.

We will have broad discretion in the use of the net proceeds to us from this offering and may not apply the proceeds in ways that increase our market value or improve our operating results.

Our management will have considerable discretion in the application of the net proceeds to us of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock, so any returns on your investment will be limited to changes in the value of our common stock.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any dividends for the foreseeable future. In addition, if we were to enter into loan or similar agreements in the future, these agreements may contain restrictions on our ability to pay dividends or make distributions. Any return to stockholders will therefore be limited to the increase, if any, in our stock price, which may never occur.

Our directors, executive officers and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately         % of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. Therefore, these stockholders will continue to have the ability to influence us through their ownership position, even after this offering. If these stockholders act together, they may be able to determine all matters requiring majority stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our charter documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our President, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum; and

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require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any interested stockholder for a period of three years following the date on which such stockholder became an interested stockholder. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law” for additional information. Further, as a PBC, we may be less attractive as a takeover target than a traditional company and, therefore, your ability to realize your investment through an acquisition may be limited. Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline or could prevent or deter a transaction that you might support.

Our amended and restated charter that will be in effect upon the closing of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and provides that federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our charter further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of our exclusive forum provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, or other employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this prospectus that are not statements of historical facts may be deemed to be forward-looking statements. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “can,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include statements about:

•	trends in the higher education market and the market for online education, and expectations for growth in those markets;

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the acceptance, adoption, and growth of online learning and credentialing by businesses, governments, educational institutions, faculty, learners, employers, accreditors, and state and federal licensing bodies;

•	the demand for, and market acceptance of, our platform;

•	the potential benefits of our solutions to partners and learners;

•	anticipated launch dates of new partner programs;

•	our business model;

•	our future financial performance, including our expectations regarding our revenue and expenses, and our ability to achieve and maintain future profitability;

•	our ability to expand the content and credentialing programs available on our platform and our ability to develop new platform features;

•	our ability to manage or sustain our growth and to effectively expand our customer base and operations, including internationally;

•	our ability to acquire new partners and expand program offerings with existing partners;

•	our ability to acquire prospective learners and to affect or increase learner enrollment and retention;

•	our growth strategies, plans, objectives, and goals;

•	our ability to compete and the future competitive landscape;

•	our ability to attract and retain key employees;

•	the scalability of our platform and operations;

•	our ability to develop and protect our brand;

•	the increased expenses associated with being a public company;

•	our anticipated uses of net proceeds from this offering;

•	the size of our addressable markets, market share, and market trends;

•	the affordability and convenience of our platform;

•	the effect of COVID-19 on our business and operations, including the demand for online learning following the COVID-19 pandemic;

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our ability to obtain, maintain, protect, and enforce our intellectual property and proprietary rights and successfully defend against claims of infringement, misappropriation, or other violations of third-party intellectual property;

•	the availability of capital to grow our business;

•	our ability to successfully defend any future litigation brought against us;

•	our ability to implement, maintain, and improve effective internal controls;

•	potential changes in laws and regulations applicable to us or our partners and our partners’ ability to comply therewith; and

•	the amount of time for which we expect our cash balances and other available financial resources to be sufficient to fund our operations.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on them.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Such forward-looking statements relate only to events as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, studies and other similar third-party sources, as well as our estimates based on such data. All of the market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. We believe that the information from these third-party sources is reliable; however, we have not independently verified them, and our business and the industry in which we operate is subject to a high degree of risk and uncertainty. See “Risk Factors” for additional information regarding risks that could cause results to differ materially from those expressed in the estimates made by the third-party sources and by us.

Certain information in this prospectus is based on independent or third-party sources, including:

1.	The Future of Jobs Report, World Economic Forum, October 2020.*

2.	Policy Brief: Education during COVID-19 and beyond, United Nations, August 2020.

3.	2020 Deloitte Global Human Capital Trends, Deloitte Insights.

4.	Federal Reserve, Bank of New York, Quarterly Report on Household Debt and Credit 2020:Q3, November 2020.

5.	Higher Education, World Bank, 2017.

6.	Wittgenstein Centre Human Capital Data Explorer, Lutz, Goujon, KC, Stonawski, and Stilianakis (Eds.) (2018).

7.	International Labour Organization Database, ILO modelled estimates—Labour force by sex and age, July 2019.

8.	HolonIQ, May 2020.

9.	The Education Commission. 2016. The Learning Generation: Investing in education for a changing world. New York: The International Commission on Financing Global Education Opportunity.

10.	World Population Prospects, United Nations Department of Economic and Social Affairs, 2019.

The content of the foregoing sources, except to these extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

*	Coursera provided certain data utilized and cited in the report, including with respect to learner reskilling and upskilling efforts on personal development and self-management skills.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $                (or approximately $                if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $                , assuming no change in the assumed initial public offering price per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace. Our expected use of the net proceeds to us from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received by us upon completion of this offering, or the amounts that we will actually spend on the uses set forth below. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements, commitments, or plans for any specific acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds to us from this offering in interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

The amounts and timing of our actual use of the net proceeds to us will vary depending on numerous factors, including our ability to gain access to additional financing, the pace of our operational expansion relative to revenue growth, and the relative success and cost of our research and development programs. As a result, our management will have broad discretion in the application of the net proceeds to us, and investors will be relying on our judgment regarding the application of our net proceeds from this offering. In addition, we might decide to slow, postpone, or not pursue certain operational expansion and development activities if the net proceeds to us from this offering and any other sources of cash are less than expected.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis, giving effect to: (1) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 75,305,400 shares of our common stock immediately prior to the closing of this offering and (2) the filing and effectiveness of our amended and restated certificate of incorporation upon completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above, and giving further effect to the sale of                 shares of our common stock by us in this offering at an assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted data below are illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities

Redeemable convertible preferred stock, $0.00001 par value: 76,420,805 shares authorized and 75,305,400 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders’ (deficit) equity:
Preferred stock, $0.00001 par value: no shares authorized, issued or outstanding, actual; and 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.00001 par value: 162,000,000 shares authorized, actual; 300,000,000 shares authorized, pro forma and pro forma as adjusted; 40,301,290 shares issued and outstanding, actual;             shares issued and outstanding pro forma; and             shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit

Total capitalization

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of the amount of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) each of our cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit, and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock set forth in the table above is based on 115,606,690 shares of common stock outstanding as of December 31, 2020 and excludes:

•

32,459,508 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under the Predecessor Stock Incentive Plans, at a weighted-average exercise price of $4.60 per share;

•	3,276,600 shares of our common stock subject to RSUs outstanding as of December 31, 2020 granted under the Predecessor Stock Incentive Plans;

•

             shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any shares reserved for issuance but not issued under the Predecessor Stock Incentive Plans as of the effective date of the 2021 Plan, as well as any shares subject to outstanding awards under the Predecessor Plans after such effective date that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•	shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the completion of this offering.

The foregoing discussion and table assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 75,305,400 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of December 31, 2020 was approximately $                million, or $                 per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of December 31, 2020.

Our pro forma net tangible book value as of December 31, 2020, which gives effect to: (1) the automatic conversion of all of our outstanding redeemable convertible preferred stock into 75,305,400 shares of our common stock immediately prior to the closing of this offering and (2) the filing and effectiveness of our amended and restated certificate of incorporation upon completion of this offering, was $                 million, or $                 per share of common stock.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), plus the effect of the sale of                 shares of our common stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                , or $                 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing stockholders, and an immediate dilution of $                 per share to new investors participating in this offering. We determine this dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that an investor participating in this offering paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2020 before giving effect to this offering
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Pro forma as adjusted dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                 per share and the dilution to investors participating in this offering by approximately $                 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share

after this offering by approximately $                 and decrease (increase) the dilution to investors participating in this offering by approximately $                , assuming that the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value will increase to $                 per share, representing an immediate increase in pro forma as adjusted net tangible book value to our existing stockholders of $                per share, and an immediate decrease in dilution of $                 per share to new investors participating in this offering, in each case assuming an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus).

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid to us by our existing stockholders and paid to us by investors participating in this offering at an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table below shows the average price per share investors participating in this offering will pay compared to our existing stockholders.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering

Total		100%			$100%

The table above assumes no exercise of the underwriters’ option to purchase up to an additional                 shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by the existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to    % of the total number of shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid to us by investors participating in this offering, total consideration paid to us by all stockholders, and the average price per share paid to us by all stockholders by approximately $                 million, $                 million, and $                , respectively, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid to us by investors participating in this offering, total consideration paid to us by all stockholders, and the average price per share paid to us by all stockholders by approximately $                 million, $                 million, and $                , respectively, assuming the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus) remains the same, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The dilution information set forth above is illustrative only. The pro forma as adjusted net tangible book value following this offering is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. Accordingly, there will be no dilutive impact as a result of such sales.

The number of shares of our common stock to be outstanding after this offering is based on 115,606,690 shares of common stock outstanding as of December 31, 2020 and excludes:

•

32,459,508 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 granted under the Predecessor Stock Incentive Plans, at a weighted-average exercise price of $4.60 per share;

•	3,276,600 shares of our common stock subject to RSUs outstanding as of December 31, 2020 granted under the Predecessor Stock Incentive Plans;

•

             shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan, and any shares reserved for issuance but not issued under the Predecessor Stock Incentive Plans as of the effective date of the 2021 Plan, as well as any shares subject to outstanding awards under the Predecessor Plans after such effective date that are subsequently forfeited or terminated, all of which shares shall become available for issuance under the 2021 Plan; and

•	shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the completion of this offering.

The foregoing discussion and table assumes or gives effect to:

•

the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 75,305,400 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us to cover over-allotments, if any.

To the extent that additional options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current plans, expectations and beliefs, which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

Coursera is one of the largest online learning destinations in the world, connecting an ecosystem of learners, educators, and institutions with a platform of high-quality content and credentials, data, and technology.

As shifts to the digital economy are increasing the need for new skills, Coursera’s online learning offerings can meet this global demand and provide access to world-class learning to learners and institutions worldwide. We partner with over 200 leading global university and industry partners to create and distribute content that is modular, stackable, flexible, and affordable. As of December 31, 2020, more than 77 million learners had registered on our platform to engage with a wide range of offerings from Guided Projects to bachelor’s and master’s degree programs. As of December 31, 2020, over 2,000 organizations were paying Coursera for Business customers, and in 2020 more than 4,000 colleges and universities launched free online learning programs through Coursera for Campus during the COVID-19 pandemic, and over 300 governments and governmental agencies around the world used Coursera for Government to upskill and reskill their civil servants and citizens.

Our goal is to bring world-class learning from leading educators to learners and institutions worldwide. We began with free online courses, and over time, expanded to provide a range of learning offerings including Guided Projects, courses, Specializations, certificates, and degrees. We source this content by partnering with leading universities and companies and utilizing our technology platform to deliver high-quality content and credentials that are affordable, accessible, and flexible. We announced the first Degrees program to be hosted on our platform in 2015, partnering with universities to fully deliver online bachelor’s and master’s degrees to a global learner audience. In 2016, we launched our Enterprise offering with Coursera for Business, helping businesses upskill and reskill their employees. We followed that with Coursera for Government, an offering to help governments upskill their public servants and reskill their citizens to be job-ready in a digital economy. In 2019, we launched Coursera for Campus, an offering to help academic institutions deliver ready-made, high-quality online courses to their students.

Our go-to-market strategy centers on leveraging the Coursera brand and our partners’ brands along with our large catalog of high-quality, free content to attract learners to Coursera efficiently. Our learners have the opportunity to engage with many of our offerings on both a freemium basis (using an audit option that allows unlimited time access but with fewer features) and a free trial basis (which allows for limited time access but with nearly full functionality). Once we attract learners to Coursera, our data-driven learner experience connects learners to courses, certificates, and degree programs tailored to them through a personalized discovery and nurture system and identifies whether they are a potential Enterprise prospect. In 2020, approximately 50% of our new Degrees students were previously registered Coursera learners and over 30% of our Coursera for Enterprise leads were sourced from our Consumer platform. Our enterprise sales and account management teams identify and engage with potential business, academic, and government customers around the world with the goal of landing and expanding these customers. We have experienced rapid growth in recent periods. Our revenue was $184.4 million and $                million for the years ended December 31, 2019 and 2020, respectively, representing annual growth of approximately     %.

We generated a net loss for the years ended December 31, 2019 and 2020 of $46.7 million and $                million, respectively, which included $16.3 million and $                million, respectively, of stock-based compensation, and a net loss margin for the years ended December 31, 2019 and 2020 of (25)% and    %, respectively. Our adjusted EBITDA and adjusted EBITDA margin as a percentage of revenue were $(26.9) million and (15)%, and $                million and    %, for the years ended December 31, 2019 and 2020, respectively. See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for more information and for a reconciliation of net loss and net loss margin, the most directly comparable GAAP financial measures, to adjusted EBITDA and adjusted EBITDA margin.

Our History

Since our launch in 2012, we have built one of the largest platforms for adult online learning worldwide.

Our Business Model

Coursera is a platform that enables a global ecosystem of educators, learners, and institutions. Coursera serves learners in their homes, through their employers, through their colleges and universities, and through government-sponsored programs. We provide a broad range of learning offerings: Guided Projects, courses, Specializations, certificates, and degrees. Our go-to-market strategy centers on efficiently attracting learners to our platform and connecting them to content and degree programs tailored to them, after which our data-driven learner experience identifies potential Enterprise prospects, complemented by our direct sales team which finds and engages with potential business, academic, and government customers.

Our freemium offerings, large registered learner base, and stackable model enable favorable customer acquisition economics. Our sales and marketing expenses as a percentage of annual revenue were 31% in 2019 and         % in 2020, as we grew total revenue         % from 2019 to 2020. Our participation in numerous channels (Consumer, Enterprise, and Degrees) allows us to leverage technology, data, content, and know-how at scale.

Consumer

Coursera’s Consumer offerings target individuals seeking to obtain hands-on learning, gain valuable job skills, receive professional-level certifications, and otherwise increase their knowledge and advance their careers. We built our broader business model from our original Consumer offering. Our large learner base attracts top educator partners, allows us to source Enterprise and Degrees leads, provides data and insights, increases operating scale, improves search engine optimization performance, and produces favorable economics.

Our Consumer learners come to the Coursera platform through direct marketing channels such as email, affiliate marketing, and online advertising, and indirect marketing channels such as search engine optimization, public relations, television advertising, and word-of-mouth. They often begin to engage with the platform via our freemium offering by taking one of over 4,500 courses for free. Learners who become paying customers can gain access to graded assignments and assessments and can receive a certificate of completion after finishing a course. With our stackable model, completion of a stand-alone course can count as progress towards a broader program of study, such as a Specialization, Professional Certificate, or university degree. Our flexible model allows learners to complete certain courses in less than a week. We attempt to upsell and retain our learners by delivering timely, personalized suggestions—both on-platform and via off-platform channels, including email—of content that might be most relevant to them. We source our educational content by partnering with leading universities and companies. We pay these partners a percentage of revenue that we earn from our learners’ use of their educational content.

Learners on our Consumer platform pay either one time for a single Course or Project or on a subscription basis for multi-course offerings. A summary of our Consumer offerings and pricing is below:

Learning Offering	Payment Basis	Duration*	Price
Guided Projects	One-time	Less than 2 hours	$10
Courses	One-time	4-6 weeks	Free - $99
Specializations	Upfront, Subscription	3-6 months	$39 - $99 / month
Professional Certificates	Upfront, Subscription	1-12 months	$39 - $99 / month
Coursera Plus	Subscription	Monthly, Annually	$399 / year

*	Learning offerings are designed for completion within the periods listed; actual time to completion varies by learner.

Our Consumer learners also represent an important “top-of-the-funnel” source of potential customers for our Enterprise and Degrees offerings. The ability to source these customers from our total Consumer pool materially decreases our overall customer acquisition costs—in 2020, approximately 50% of our new Degrees students were previously registered Coursera learners and over 30% of our Coursera for Enterprise leads were sourced from the Consumer platform. Additionally, the data from our Consumer ecosystem helps drive Enterprise marketing efficiency. Related insights, especially on how a company’s skill proficiencies stack up relative to peers based on the aggregated learning behaviors of learners working at a given company, help us reach prospects with targeted skill development solutions.

In the year ended December 31, 2020, over 30.2 million new learners registered on Coursera, representing a 65% year-on-year increase from the approximately 46.4 million learners who were registered as of December 31, 2019.

For the year ended December 31, 2020, our revenue from Consumer learners totaled $         million, representing a         % year-on-year increase from December 31, 2019.

Enterprise

We derive substantially all of our Enterprise revenue from the sale of subscriptions to institutional customers. Subscription terms typically range from one to three years and include a fixed number of seat licenses, each of which provides one learner access to all or a portion of our catalog for one year. Nearly all of our subscriptions to Enterprise services are billed in quarterly or annual installments.

Our team identifies and engages with potential Enterprise customers. Once an Enterprise customer has adopted our platform, we focus on expanding our relationships with existing customers and on driving continued use of our offerings. We source our Enterprise leads through a combination of field marketing and leveraging our existing registered learner base. We expand our relationships with existing Enterprise customers through increasing the number of license seats. We sell subscriptions to our platform to Enterprise customers primarily through our direct sales team, though as discussed in the Consumer section, our Consumer learner base provides substantial customer acquisition efficiency and insights.

We generate Enterprise revenue through three main offerings: Coursera for Business, Coursera for Campus, and Coursera for Government.

Coursera for Business. We generate most of our Coursera for Business revenue on a seat license subscription basis through our Enterprise Plan. Smaller businesses or larger businesses seeking to retrain a subset of their workforce can also access our Coursera for Business Teams Plan directly through our website and pay via debit or credit card or bank transfer.

Coursera for Campus. We offer subscriptions to our college and university customers with either a fixed number of licenses or enrollments per campus or a fixed contract with unlimited learners. Coursera for Campus enables customers to begin with a freemium offering, such as Coursera for Campus Basic, which gives universities and students unlimited access to Guided Project enrollments and one course enrollment per student per year for up to 20,000 students to enable trial before purchase.

Coursera for Government. We offer Government customers a fixed subscription per licensed user per year. We have developed a large Government pipeline from the COVID-19-related free trial offered in 2020, and expect to continue to help governments educate and reskill their populations.

For the year ended December 31, 2020, revenue from our Enterprise channel totaled $         million, representing a         % year-on-year increase from December 31, 2019.

Degrees

Coursera partners with universities worldwide to develop and deliver fully online bachelor’s and master’s degrees to a global learner audience. After a Degrees program is live on our platform, universities admit students and pay us a percentage fee based on the online student tuition in a given period. Our Degrees partner contracts generally have initial terms between two to ten years in length. We continue to offer all of the degrees we have launched since inception. The primary driver of our Degrees revenue is the number of students enrolled in online Degrees programs on Coursera. Enrollments in online Degrees programs are driven by:

•	Our ability to increase the number of degrees offered by our partners, either by adding new degree partners or by expanding the number of degree programs offered by existing partners;

•	Our ability to identify and acquire prospective students for degree programs; and

•	Our ability, and that of our partners, to retain the students who enroll in their degree programs through high-quality content and optimal learner experiences.

As of December 31, 2020, we partnered with 13 universities to offer 26 bachelor’s and master’s programs with over 11,000 enrolled Degrees students across institutions, including Arizona State University, the University of Illinois, The University of London (the “University of London”), University of Michigan, and University of Pennsylvania (“UPenn”). Approximately 8,000 new Degrees students matriculated in 2020, as compared to approximately 4,800 new Degrees students in 2019. We calculate our average acquisition cost for Degrees students by aggregating directly attributable marketing costs and dividing by the total number of new students. Our average Degrees student acquisition cost was under $2,000 over the two years ended December 31, 2020.

For the year ended December 31, 2020, our revenue from Degrees totaled $         million, representing a         % year-on-year increase from December 31, 2019.

Our Attractive Cohort Characteristics

Consumer

We define a Coursera registrant cohort as all Coursera learners who registered for the first time in a given calendar year. For example, the 2018 cohort includes all learners who registered on Coursera for the first time between January 1, 2018 and December 31, 2018. The chart below reflects the cash receipts generated from Consumer offerings for the years ended December 31, 2016 through 2019 by Coursera registrant cohort. We encourage learners to remain on our platform by continuing to suggest new and relevant courses as well as expanding our offerings.

Annual Consumer Cash Receipts by Coursera Registrant Cohort $M

Our cohorts usually experience a drop in cash receipts from Consumer offerings after the first year, typical of a new Coursera registrant cohort exploring a new offering. However, many of our learners across cohorts remain customers for a number of years and continue to make purchases in subsequent years. These cohorts also provide value to our other revenue lines. For the year ended December 31, 2020, more than 50% of our Consumer offering cash receipts came from individual learners who were registered on our platform as of December 31, 2019.

Enterprise

We have a history of attracting new Enterprise customers and expanding their use of the platform over time. We calculate annual recurring revenue (“ARR”) by annualizing each customer’s monthly recurring revenue (“MRR”) for the most recent month at period end. We define an Enterprise cohort as customers that purchase Coursera via our direct sales force and who purchased their first subscription with us in a given year. For example, the year 2018 cohort represents all customers that purchased their first subscription from us via our direct sales force between January 1, 2018 and December 31, 2018. These customers represented approximately     % of our Enterprise ARR for the year ended December 31, 2020. We exclude from these cohorts our Enterprise customers who do not purchase Coursera via our direct sales force such as organizations engaging on our platform through our Coursera for Teams offering or through our channel partners. We track cohort behavior for customers served by our direct sales force because we are able to directly manage those customer relationships.

The chart below illustrates the total ARR for our 2017, 2018, and 2019 Enterprise cohorts. Our 2017 Enterprise cohort combines all customer cohorts that purchased their first subscription from us on or prior to December 31, 2017.

Enterprise ARR by Enterprise Cohort

Our Enterprise cohorts have expanded over time as the number of license seats increased. Our Enterprise revenue is also predictable, given its subscription business model. For the year ended December 31, 2020,     % of our Enterprise revenue came from existing Enterprise customers who were on our platform as of December 31, 2019.

Degrees

We define a Degrees program cohort as the Degrees programs that generate revenue for the first time in a given calendar year. For example, the 2018 Degrees cohort includes all programs that generated Coursera revenue for the first time between January 1, 2018 and December 31, 2018. As a Degrees program continues, we focus on adding an increasing number of new students to each degree in successive years and as a result, each cohort of Degrees programs typically generates higher revenue over time. We began recognizing revenue for Degrees in 2017.

The chart below illustrates the total revenue of each Degrees cohort for each calendar year through 2019.

Degrees Annual Revenue by Degrees Program Cohort $M

A significant portion of Degrees students entering our university partners’ programs are existing registered Coursera learners. For the years ended December 31, 2019 and 2020, approximately 59% and 50% of new Degrees students were previously registered Coursera learners, respectively. New Degrees students coming from our registered learner base spanned cohorts originating over many years, as illustrated in the following chart.

New Degrees Students from Registered Learner Cohort

Our Degrees cohorts expand over time as new students join each degree program in subsequent years. Full run-rate revenue for a degree is typically reached after the program has been active for a few years. Our Degrees revenue is highly predictable; for the year ended December 31, 2020,     % of our Degrees revenue came from Degrees programs that were live on our platform as of December 31, 2019.

Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Ability to attract and engage new learners, Enterprise customers, and Degrees students

In order to grow our business, we must attract new learners, Enterprise customers and Degrees students efficiently and increase engagement on our platform over time. Our Consumer learners are the most important source of our overall learner base, as they contribute to our Enterprise and Degrees revenue. As of December 31, 2020, more than 77 million learners from more than 190 countries had registered on Coursera and we had attracted over 2,000 Enterprise customers to our platform. We added approximately 30.2 million learners during the year ended December 31, 2020, representing annual growth of our total learner base of 65%.

We acquire a substantial portion of our learners via organic channels and also use paid marketing to further enhance the growth of our learner base. Of the 30.6 million learners who joined the platform during the year ended December 31, 2020, approximately 84% originated from organic channels. Once we bring new learners onto our platform, we work to create a best-in-class experience to encourage engagement and drive learning and career outcomes.

Ability to source in-demand content from our educator partners

We believe that learners and enterprises are attracted to Coursera largely because of the high quality and wide selection of content our educator partners offer, and that continuing to source in-demand content and credentials from our educator partners—from Courses to Degrees—will be an important factor in attracting free and paid customers and increasing our revenue over time.

We believe that our reach, scale, and reputation provide an attractive value proposition for leading institutions to partner with Coursera to develop and distribute content and credentials. To be the platform of choice for educator partners, we continue to invest in increasing the size and engagement of our learner base, improving recommendation and personalization features, developing marketing capabilities that drive higher conversion into paid offerings, and improving the analytics tools available for learners, educators, and institutions. We experienced minimal turnover among university and industry partners in 2019 and 2020.

Impact of mix shift over time

Our mix of business amongst our Consumer, Enterprise, and Degrees channels is shifting, and this shift will affect our financial performance.

We incur content costs in the form of a fee paid to our university and industry partners, determined as a percentage of total revenue generated from their content. These costs totaled $70.4 million in 2019 and $             million in 2020, or 38.2% and         % of total annual revenue, respectively. These costs, which are included in our cost of revenue, vary significantly for our different offerings. For the year ended December 31, 2020, content costs as a percentage of revenue averaged         % for our Consumer offerings and         % for our Enterprise offerings. We incur no content costs for our Degrees offerings since our university partners pay us a percentage of learner tuition.

If either our Degrees or Enterprise revenue grow faster than our Consumer revenue, which we presently expect, our overall margins will benefit from this shift in revenue mix.

Ability to convert free learners to paid learners

New learners to our platform typically begin to engage with our free courses, which serve as a funnel to grow our total learner base and drive referrals to our other offerings, including our paid offerings. Through both our on-platform and off-platform marketing efforts, we engage our free learners by highlighting key features that encourage conversion to our paid offerings. These efforts include campaigns targeting existing learners, personalized recommendations, and performance marketing across leading social media platforms. Of the approximately 46 million registered learners on our platform as of December 31, 2019, approximately 2.3 million had paid for a course or offering. As of December 31, 2020, of the 77 million registered learners on our platform, approximately 3.6 million had paid for a course or offering.

Ability to expand our international footprint

We generated 51% and         % of our revenue outside the United States during the years ended December 31, 2019 and 2020, respectively. We see a significant opportunity to expand our offerings into other regions, particularly in regions with large underserved adult learning populations. We have invested, and plan to continue to invest, in personnel and marketing efforts to support our international growth and expand our international operations as part of our strategy to grow our customer and learner base, particularly among our Enterprise customers.

Ability to retain and expand our Enterprise customer relationships

Our efforts to grow our Enterprise business are focused primarily on business, academic and government customers. We believe a significant opportunity exists for us to expand our existing customers’ use of our platform by identifying new use cases in additional departments and divisions and increasing the size of deployments. Our business and results of operations will depend in part on our ability to retain and expand usage of our platform within our existing customer base.

Our investment in growth

We are actively investing in our business. In order to support our future growth and expanding set of offerings, we expect this investment to continue. We anticipate that our operating expenses will increase as we continue to build our sales and marketing efforts, expand our employee base, and invest in our technology development. The investments we make in our platform are designed to grow our revenue opportunity and to improve our operating results in the long term.

Impact of COVID-19

In December 2019, an outbreak of the COVID-19 virus was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world. Governments have instituted lockdown or other similar measures to slow infection rates. Many organizations have resorted to mandating employees to work from home, and schools, colleges, and universities globally have also closed as a result of the COVID-19 pandemic. While the impact of the ongoing COVID-19 pandemic is severe, widespread, and continues to evolve, it has accelerated the need for online-delivered education. Both individuals and institutions have relied and are continuing to rely on online learning to navigate change and disruption. As a result, our revenue significantly increased due primarily to an increase in the number of enrollments during the COVID-19 pandemic. Likewise, we have experienced a significant increase in our operating costs associated with our services, primarily driven by our freemium offerings and marketing efforts. As the pandemic made remote work and online learning more widespread, it is uncertain what impact the tapering of the COVID-19 pandemic could have on our operating results. Once COVID-19 wanes, our growth rates may increase or decrease. The full extent of the impact of the pandemic and its aftermath on our operations, key metrics, and financial performance depends on future developments that are uncertain and unpredictable, including the duration and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the severity of the COVID-19 virus.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the key business metrics and non-GAAP financial measures set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is provided in “Summary Consolidated Financial Data.”

Key Business Metrics

Registered Learners

We count the total number of Registered Learners at the end of each period. For purposes of determining our Registered Learner count, we treat each customer account that registers with a unique email as a Registered Learner and adjust for any spam, test accounts, and cancellations. New Registered Learners are individuals that register in a particular period. We believe that the number of Registered Learners is an important indicator of the growth of our business and future revenue trends.

	Year Ended December 31,
	2017	2018	2019	2020
	(in millions, except percentages)
New Registered Learners	6.9	7.3	9.2	30.6
Total Registered Learners	30.1	37.3	46.4	76.6
Total Registered Learners YoY Growth		24%	24%	65%

Number of Degrees Students

We count the total number of Degrees students for each period. For purposes of determining our Degrees student count, we include all the students that are matriculated in a degree program and who are enrolled in one or more courses in such degree program during the period. If a degree term spans across multiple quarters, said student is counted as active in all quarters of the degree term. For purposes of determining our Degrees student count, we do not include students who are matriculated in the degree but are not enrolled in a course in that period. We believe that the number of Degrees students is an important indicator of the growth of our Degrees business and future Degrees segment revenue trends.

The Degrees student count is impacted by the seasonality of the school class cycles, combined with the underlying growth interacting with those trends. The number of Degrees students fluctuates in part because the academic terms for each degree program often begin and/or end within different calendar quarters, and the frequency with which each degree program is offered within a given year varies.

	2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
# of Degrees Students	2,762	4,255	5,986	6,217
YoY Growth

Paid Enterprise Customers

We count the total number of Paid Enterprise Customers at the end of each period. For purposes of determining our customer count, we treat each customer account that has a corresponding contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers. We define a Paid Enterprise Customer as a customer who purchases Coursera via our direct sales force. For purposes of determining our Paid Enterprise Customer count, we exclude our Enterprise customers who do not purchase Coursera via our direct sales force, which include organizations engaging on our platform through our Coursera for Teams offering or through our channel partners. In 2019 and 2020, approximately 70%, and    , respectively, of our total Enterprise segment revenue was generated from our Paid Enterprise Customers. We believe that the number of Paid Enterprise Customers and our ability to increase this number is an important indicator of the growth of our Enterprise business and future Enterprise segment revenue trends. The group of Paid Enterprise Customers included here is the same group of Enterprise customers reflected in our Enterprise cohort analysis in “—Our Attractive Cohort Characteristics.”

	Year Ended
	December 31,
	2019	2020
Paid Enterprise Customers	240
YoY Growth

Net Retention Rate for Paid Enterprise Customers

We disclose Net Retention Rate as a supplemental measure of our Enterprise revenue growth. We believe Net Retention Rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain, and grow revenue from, our Paid Enterprise Customers.

We calculate annual recurring revenue (“ARR”) by annualizing each customer’s monthly recurring revenue (“MRR”) for the most recent month at period end. We calculate Net Retention Rate as of a period end by starting with the ARR from all Paid Enterprise Customers as of the twelve months prior to such period end, or Prior Period ARR. We then calculate the ARR from these same Paid Enterprise Customers as of the current period end, or Current Period ARR. Current Period ARR includes expansion within Paid Enterprise Customers and is net of contraction or attrition over the trailing twelve months, but excludes revenue from new Paid Customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at our Net Retention Rate. Our Net Retention Rate increased from 106% as of December 31, 2019 to    % as of December 31, 2020. Our Net Retention Rate is expected to fluctuate in future periods due to a number of factors, including the growth of our revenue base, the penetration within our Paid Enterprise Customer base, expansion of products and features, and our ability to retain our Paid Enterprise Customers.

Segment Revenue

Our revenue is generated from three sources: Consumer, Enterprise, and Degrees, which are each individual segments of our business. Segment Revenue represents the revenue recognized from each of these three sources and is a key measure of the performance of our platform, and in turn drives our financial performance.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands, except percentages)
Consumer Revenue	$85,667	$107,554	$121,011
YoY Growth		26%	13%
Enterprise Revenue	$7,422	$26,812	$48,262
YoY Growth		261%	80%
Degrees Revenue	$2,541	$7,406	$15,138
YoY Growth		191%	104%
Total Revenue	$95,630	$141,772	$184,411
YoY Growth		48%	30%

Segment Gross Profit

We monitor Segment Gross Profit as a key metric to help us evaluate the financial performance of our individual segments but also our Company as a whole. Segment Gross Profit is defined as Segment Revenue less content costs paid to educator partners; Segment Gross Margin is the quotient of Segment Gross Profit and Segment Revenue. Content costs only apply to the Consumer and Enterprise segments as there is no content cost attributable to the Degrees segment. Instead, in the Degrees segment, we earn a Degrees service fee based on a percentage of the total online student tuition collected by the university partner. Given that content costs are the largest individual cost of our revenue, and contractually vary as a percentage of revenue between our Consumer and Enterprise offerings, and the fact that no content costs are payable in our Degrees offering, shifts in mix between our three segments is expected to be a significant driver of our overall financial performance and profitability.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands, except percentages)
Consumer Gross Profit	$43,076	$57,607	$64,645
Segment Gross Margin %	50%	54%	53%
Enterprise Gross Profit	$4,717	$19,011	$34,184
Segment Gross Margin %	64%	71%	71%
Degrees Gross Profit	$2,541	$7,406	$15,138
Segment Gross Margin %	100%	100%	100%

Consumer Segment Gross Margin increased from 53% in the year ended December 31, 2019 to    % in the year ended December 31, 2020 due to a greater proportion of Consumer Revenue generated from sales of subscriptions with no associated content cost. Conversely, Enterprise Segment Gross Margin decreased from 71% to    % when comparing the same periods due to a lower proportion of Enterprise Revenue generated from subscription licenses where learners enrolled in content with no associated content cost.

Non GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, are key measures used by our management to help us analyze our financial results, establish budget and operational goals for managing our business, evaluate our performance, and make strategic decisions.

We define Adjusted EBITDA as our net loss excluding: (1) depreciation and amortization; (2) interest income, net; (3) stock-based compensation; (4) income tax expense; and (5) payroll tax expense related to stock-based activities. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands, except percentages)
Adjusted EBITDA	$(37,559)	$(20,988)	$(26,929)
Adjusted EBITDA Margin	(39)%	(15)%	(15)%

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that we calculate as net cash (used in) provided by operating activities, less cash used for purchases of property, equipment, and software, and capitalized internal-use software costs. We exclude purchases of property, equipment and software, and capitalized internal-use software costs as we consider these capital expenditures to be a necessary component of our ongoing operations. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors in understanding and evaluating our liquidity and future ability to generate cash that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet, but it is not intended to represent the residual cash flow available for discretionary expenditures.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands)
Free Cash Flow	$(33,630)	$(6,219)	$(31,266)

See “Summary Consolidated Financial Data—Non-GAAP Financial Measures” for additional information and a reconciliation of net loss to Adjusted EBITDA, net loss margin to Adjusted EBITDA Margin and cash used in operating activities to Free Cash Flow.

Components of Results of Operations

Revenue

We derive revenue from contracts with customers for access to the learning content hosted on our platform and related services. We derive our revenue from three sources: Consumer, Enterprise, and Degrees.

Consumer and Enterprise revenue both consist primarily of subscriptions with terms varying from 30 days for Consumer subscriptions to one to three years for Enterprise license subscription contracts. Consumer subscriptions are paid in advance, generally after a 7-day free trial period. Enterprise subscriptions are generally invoiced in quarterly or annual installments. Access to our platform represents a series of distinct services, as we continually provide access to, and fulfill our obligation to, the customer over the contract term. As a result, revenue is recognized ratably over the contract term.

We are the principal with respect to revenue generated from sales to Consumer and Enterprise customers as we control the performance obligation and are the primary obligor with respect to delivering access to content.

Degrees revenue is generated from contracts with university partners for the delivery of online bachelor’s and master’s degrees awarded by the university. We earn a Degrees service fee that is determined as a percentage of the total tuition collected from Degrees students, net of refunds, by the university partner. We have a stand ready obligation to perform degree services continually throughout the period that the degree content is hosted on our platform. Degrees revenue is received and paid by the university partner for each university term. As a result, revenue generated from each term is recognized ratably from the start of a term through the start of the following term.

There is no direct contractual arrangement between Coursera and Degrees students, who contract directly with the university partners. University partners typically have additional performance obligations to the Degrees students in the form of real-time teaching, financial aid, and academic or career counseling. For these reasons, we have determined that the university partners control the delivery of degrees hosted on our platform. As a result, we recognize Degrees revenue as the service fee we receive from the university partner.

Cost of Revenue

Cost of revenue consists of content costs in the form of fees paid to educator partners and expenses associated with the operation of our platform. These expenses include the cost of servicing both paid learner and educator partner support requests, hosting and bandwidth costs, amortization of acquired technology and internal-use software, customer payment processing fees, and allocated depreciation and facilities costs.

Content costs only apply to Consumer and Enterprise offerings; there is no content cost attributable to our Degrees offering. Content costs as a percentage of revenue are lower for our Enterprise offerings, due to a lower effective percentage payable to educator partners compared with sales to Consumer customers. We expect Enterprise and Degrees to become a larger portion of the overall business and as our mix changes the content cost will decrease as a percentage of total revenue.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and commissions. Our operating expenses also include allocated costs of facilities, information technology, depreciation, and amortization. Although our operating expenses may fluctuate from period to period, we currently expect our operating expenses to increase in absolute dollars over time.

Research and development. Our research and development expenses consist primarily of personnel and personnel-related costs, including stock-based compensation and costs related to the ongoing management, maintenance, and expansion of content, features, and services offered on our platform. We believe that continued investment in our platform is important to our future growth and to maintain and attract partners and learners to our platform. As a result, we expect research and development expenses to increase in absolute dollars. In addition, we expect research and development expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

Sales and marketing. Our sales and marketing expenses consist primarily of personnel and personnel-related costs, including stock-based compensation and costs related to learner and partner acquisition, support efforts, and brand marketing. Sales and marketing expenses also consist of hosting and bandwidth costs and learner support costs related to the provisioning of services to free learners. We expect sales and marketing expenses to increase in absolute dollars as our business grows. In addition, we expect sales and marketing expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

General and administrative. Our general and administrative expenses consist primarily of personnel and personnel-related costs, including stock-based compensation and costs related to our legal, finance, and human resources departments, as well as professional fees and other corporate expenses.

Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect general and administrative expenses to increase in absolute dollars as our business grows. In addition, we expect general and administrative expenses as a percentage of revenue to vary from period to period but generally decrease over the long term.

Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents, and marketable securities. It also includes amortization of premiums and accretion of discounts related to our marketable securities. Interest income varies each reporting period based on our average balance of cash, cash equivalents, and marketable securities during the period and market interest rates.

Interest Expense

Interest expense consists primarily of interest expense recorded related to certain indirect tax liabilities and operating lease cease-use liabilities.

Other Expense, Net

Other expense, net consists primarily of foreign exchange gains and losses.

Income Tax Expense

Our income tax provision consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance against our U.S. federal and state deferred tax assets as the realization of the full amount of these deferred tax assets is uncertain, including net operating loss carryforwards and tax credits related primarily to research and development. We expect to maintain this full valuation allowance until it becomes more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table summarizes our results of operations for the periods presented. The results below are not necessarily indicative of results to be expected for future periods.

	Years Ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Revenue	$184,411

Cost of revenue(1)	89,589

Gross profit	94,822

Operating expenses:
Research and development(1)	56,364
Sales and marketing(1)	57,042
General and administrative(1)	29,810

Total operating expenses	143,216

Loss from operations	(48,394)
Other income (expense):
Interest income	3,282
Interest expense	(625)
Other expense, net	(264)

Loss before income taxes	(46,001)

Income tax expense	718

Net loss	$(46,719)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue:	$491
Research and development	7,038
Sales and marketing	3,189
General and administrative	5,599

Total stock-based compensation expense	$16,317

The following table summarizes our results of operations as a percentage of revenue for each of the periods indicated:

	Years Ended December 31,
	2019	2020
Revenue	100%
Cost of revenue	49

Gross profit	51

Operating expenses:
Research and development	30
Sales and marketing	31
General and administrative	16

Total operating expenses	77

Loss from operations	(26)
Other income (expense):
Interest income	2
Interest expense	(1)
Other expense, net	0

Loss before income taxes	(25)

Income tax expense	0

Net loss	(25)%

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Years Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)
Revenue:
Consumer	$121,011
Enterprise	48,262
Degrees	15,138

Total revenue	$184,411

Revenue for the year ended December 31, 2019 was $184.4 million, compared to $        million for the year ended December 31, 2020. Revenue increased by $        million, or    % compared to the year ended December 31, 2019. Revenue for the year ended December 31, 2020 with respect to Consumer, Enterprise, and Degrees increased    %,    %, and    %, respectively, in comparison to the year ended December 31, 2019. For the year ended December 31, 2019, Consumer, Enterprise, and Degrees revenue were $121.0 million, $48.3 million, and $15.1 million, or approximately 66%, 26%, and 8% of total revenue, respectively, compared to $        million, $        million, and $        million, or approximately    %,    %, and    % of total revenue for the year ended December 31, 2020. Partly due to the COVID-19 pandemic, we experienced an increase in usage of our services due to the increased need for online learning as both individuals and institutions relied on our platform to continue their learning. The increase was also due to an increased number of Enterprise customers as well as new students that signed up through degree programs.

Cost of Revenue, Gross Profit and Gross Margin

	Years Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)
Cost of revenue	$89,589
Gross profit	$94,822
Gross margin	51%

Cost of revenue for the year ended December 31, 2019 was $89.6 million, compared to $        million for the year ended December 31, 2020. The increase in revenue resulted in an increase of $        million in costs related to partner fees. Content costs for the Consumer and Enterprise segments were $56.4 million and $14.1 million for the year ended December 31, 2019, respectively, compared to $         million and $         million for the year ended December 31, 2020, respectively. Content costs as a percentage of revenue for Consumer and Enterprise segments were 47% and 29% for the year ended December 31, 2019, respectively, compared to     % and     % for the year ended December 31, 2020, respectively. We experienced a significant increase in usage by paid learners on our platform. This increase in usage resulted in an increase of $        million in credit card processing fees, $        million in third-party cloud hosting costs, and $        million in professional services fees. The remaining increase was primarily due to an increase of $        million in personnel-related expenses, mainly driven by additional headcount.

Gross margin was 51% for the year ended December 31, 2019, compared to    % for the year ended December 31, 2020. The increase in gross margin was due to a shift in mix of revenue toward Enterprise and Degrees and economies of scale within our operations.

Operating Expenses

	Years Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)
Operating expenses:
Research and development	$56,364
Sales and marketing	57,042
General and administrative	29,810

Total operating expenses	$143,216

Research and development expenses for the year ended December 31, 2019 were $56.4 million, compared to $        million for the year ended December 31, 2020. The increase was primarily due to higher personnel-related expenses of $        million, mainly driven by additional headcount.

Sales and marketing expenses for the year ended December 31, 2019 were $57.0 million, compared to $        million for the year ended December 31, 2020. The increase in sales and marketing expense was primarily due to higher personnel-related expenses of $        million, mainly driven by additional headcount in our sales force to support increased demand for our platform, and a $        million increase in amortization of deferred contract acquisition costs driven by our increase in revenue. The remaining increase was primarily due to a $         million increase in third-party cloud hosting and learner support costs related to our free learners and $        million related to marketing media spend.

General and administrative expenses for the year ended December 31, 2019 were $29.8 million, compared to $        million for the year ended December 31, 2020. The increase in general and administrative expense was primarily due to an increase of $        million in personnel-related expenses, mainly driven by additional headcount, and an increase of $        million related to liabilities for indirect taxes.

Other Income (Expense)

	Years Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)
Interest income	$3,282
Interest expense	(625)
Other expense, net	(264)

Total other income	$2,393

Total other income for the year ended December 2019 was $2.4 million, compared to $        million for the year ended December 31, 2020. Other income for the year ended December 31, 2019 reflected primarily interest income earned on invested cash balances, offset by interest expense incurred due to certain indirect tax liabilities and operating lease cease-use liabilities.

Income Tax Expense

	Years Ended December 31,		Change
	2019	2020	$	%
	(dollars in thousands)
Income tax expense	$718

For the year ended December 31, 2019, we recognized income tax expense of $0.7 million, compared to $        million for the year ended December 31, 2020. This tax expense for the years ended December 31, 2019 and December 31, 2020 was primarily due to foreign taxes.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through proceeds from our redeemable convertible preferred stock issuances, as well as from cash generated from our business operations. As of December 31, 2019, our principal sources of liquidity were cash, cash equivalents, and marketable securities totaling $172.8 million. Our investments consist of corporate debt, commercial paper securities, and U.S. government treasury bills. In July 2020, we issued an aggregate of 7,647,058 shares of our Series F redeemable convertible preferred stock for net proceeds of $129.6 million. Since our inception through December 31, 2019, we have sold an aggregate of 67,658,342 shares of our redeemable convertible preferred stock for aggregate net proceeds of $332.2 million. Our principal use of cash is to fund our operations to support our growth.

We believe that our existing cash and cash equivalents and marketable securities and our expected cash flows from operations will be sufficient to meet our cash needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing and research and development expenditures, the continuing market acceptance of our offerings, and any investments or acquisitions we may choose to pursue in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when desired and on terms acceptable to us, our business, results of operations, and financial condition could be materially and adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(21,334)
Net cash used in investing activities	(64,886)
Net cash provided by financing activities	113,381

Net increase in cash, cash equivalents, and restricted cash	$27,161

Operating Activities

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization as well as the effect of changes in operating assets and liabilities during each period.

For the year ended December 31, 2019, net cash used in operating activities was $21.3 million. Our main source of operating cash is payments received from our customers. Our primary use of cash from operating activities are for personnel-related expenses, partner fees, marketing and advertising expenses, and third-party cloud infrastructure expenses.

For the year ended December 31, 2020, net cash used in operating activities was $        million, consisting primarily of cash payments received from our customers, offset by cash used in operating activities.

We have generated negative cash flows and have supplemented working capital through net proceeds from the sale of equity securities in the years ended December 31, 2019 and 2020.

Investing Activities

For the year ended December 31, 2019, net cash used in investing activities was $64.9 million, primarily as a result of net purchases of marketable securities, capital expenditures for property and equipment, an asset acquisition, and capitalized internal-use software costs.

For the year ended December 31, 2020, cash used in investing activities was $        million, primarily as a result of net purchases of marketable securities, capital expenditures for property and equipment, and capitalized internal-use software costs.

Financing Activities

For the year ended December 31, 2019, net cash provided by financing activities was $113.4 million, primarily as a result of proceeds from our issuance of redeemable convertible preferred stock, and issuance of common stock following employee stock option exercises, offset by repayment of debt associated with an asset acquisition.

For the year ended December 31, 2020, net cash provided by financing activities was $        million, primarily as a result of proceeds from our issuance of redeemable convertible preferred stock and issuance of common stock following employee stock option exercises.

Contractual Obligations and Commitments

Our contractual obligations as of December 31, 2020 were approximately $             million, which consist of payments related to lease facilities under operating lease agreements expiring through 2024. We have office facility operating leases in the United States, Canada, United Kingdom, India, Bulgaria, and United Arab Emirates.

Set forth below is information concerning our contractual commitments and obligations as of December 31, 2020:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Operating leases	$	$	$	$	$
Purchase obligations

Total	$	$	$	$	$

In February 2020, we entered into a four-year agreement with a cloud hosting provider pursuant to which we committed to spend $4.5 million in year one and $5.0 million in each of years two through four.

In each of October and December 2020, we entered into a five-year agreement with a cloud-based customer relationship management service provider pursuant to which we committed to spend $1 million and $0.7 million respectively in each of the next five years.

Off-Balance Sheet Arrangements

During the period presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We derive revenue from contracts with customers for access to the learning content hosted on our platform and related services. We derive our revenue from three sources: Consumer, Enterprise, and Degrees.

Consumer Revenue—We generate revenue from the sale of access to course content to consumers. Consumer offerings include certifications for single courses, Specializations, and catalog-wide subscriptions. Access to single courses are generally purchased at a fixed price for a set period of time, typically six months. Specializations are a series of related courses offered by the same educator partner where learners are provided access to these courses on a month-to-month subscription basis. Coursera Plus is our catalog-wide consumer subscription offering and it is sold in the form of monthly or annual subscription. All contracts with Consumer customers are billed in advance, generally after a 7-day free trial period. We recognize revenue ratably over the contracted period, after access has been granted to the consumer, as learners have unlimited access to the course content during the contracted period. Consumer learners are entitled to a full refund up to two weeks after payment is received. We estimate and establish a refund reserve based on historical refund rates.

Enterprise Revenue—We sell subscription licenses to business, government, and university customers that provide users the ability to enroll in courses and Specializations and receive certifications upon completion. Enterprise contracts are typically between one and three years in length and can consist of either a fixed quantity of seat licenses, each of which allows for unlimited course enrollments by one learner for each year, or the purchase of a quantity of course enrollments. In either contract type, we recognize revenue ratably over the contracted period, after access has been granted to the Enterprise customer, as learners have unlimited access to the course content during the contracted period.

We are the principal with respect to revenue generated from sales to Consumer and Enterprise customers as we control the performance obligation and are the primary obligor with respect to delivering access to course content. Additionally, we have inventory risk through recoupable advances sometimes paid to educator partners.

Degrees Revenue—University partners contract with us for the delivery of bachelor’s and master’s degrees awarded by the university. Our Degrees revenue contracts involve the performance of a number of promises, including but not limited to hosting the degree content on our learning platform, program management, marketing and platform technical support services. As a result, the university partner is our customer with respect to Degrees revenue. We earn a Degrees service fee that is determined based as a percentage of total tuition collected from Degrees students, net of refunds, by the university partner. Degrees revenue is earned and paid by the university partner for each university term. As a result, revenue generated from each term is recognized ratably from the start of a term through the start of the following term.

The Degrees learning experience is delivered on the same proprietary learning platform used by Consumer and Enterprise learners. There is no direct contractual arrangement between us and Degrees students, who contract directly with the university partners. University partners typically have additional performance obligations to the Degrees students in the form of real-time teaching, financial aid, and academic or career counseling. For these reasons, we have determined that the university partners control the delivery of degrees hosted on our platform. As a result, we recognize Degrees revenue as the service fee we receive from the university partner.

Revenue from contracts with customers is recognized when control of promised services is transferred. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. We determine revenue recognition in accordance with Accounting Standards Codification (“ASC”) 606 through the following five steps:

1)	Identify the contract with a customer

We determine a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer. Consumer customers are required to pay in advance either prior to our providing access to course content or prior to the expiration of a 7-day free trial.

2)	Identify the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Customers do not have the ability to take possession of the software supporting the platform and, as a result, contracts are accounted for as service arrangements.

For sales to Consumer and Enterprise customers, our performance obligation generally consists of providing access to our platform and related support services, which is considered one performance obligation. Access to our platform represents a series of distinct services, as we continually provide access to, and fulfill our obligation to, the customer over the contract term.

Degrees services involve the performance of a number of promises that include hosting the degree content on our platform, degree program management, marketing, and platform technical support services, each of which are a series of distinct services that are substantially the same, and satisfied over time using the same measure of progress and as a result are considered one performance obligation to stand ready to perform an online degree hosting service for the duration of the degree.

3)	Determine the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4)	Allocate the transaction price to performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price.

As noted above, for Consumer and Enterprise customers, access to our platform and related support services are considered one performance obligation in the context of the contract and accordingly, the transaction price is allocated to this single performance obligation. Similarly, Degrees services are considered one performance obligation and the transaction price is allocated to this single performance obligation.

5)	Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our platform and related support services by Consumer and Enterprise customers are considered one performance obligation, and the related revenue is recognized on a straight-line basis over the contract term as we satisfy our performance obligation.

We have a stand ready obligation to perform Degrees services continually throughout the period that the degree content is hosted on our platform. Degrees revenue is received and paid by the university partner for each university term. As a result, revenue generated from each term is recognized ratably from the start of a term through the start of the following term.

Historically, and with the exceptions noted below, no significant judgment has generally been required in determining the amount and timing of revenue from our contracts with customers.

•

Determining whether we are the principal or agent in our revenue transactions requires significant judgment. In reaching the conclusion, we considered a range of indicators, including, but not limited to, who is primarily responsible for fulfilling the service, who has economic risk as a result of investing resources in advance of a sale transaction (“inventory risk”), and who has pricing discretion. As we control the performance obligation and are the primary obligor with respect to delivering access to course content for Consumer and Enterprise contracts and have inventory risk through recoupable advances paid to educator partners, we are the principal in such transactions. Conversely, as the university partner controls the delivery of degrees hosted on our platform, we recognize Degrees revenue as the service fee we receive from the partner.

•

Our Degrees services revenue is determined based on a fee percentage applied to the total tuition collected from Degrees students, net of refunds, by the university partner. As a result, the revenue earned by us is dependent upon the number of learners enrolled and the tuition charged by the university partner. This is a form of variable consideration. We estimate the amount of revenue, using an expected value method, that we expect to be entitled to in return for performance of the Degrees services, subject to assessment of the significant future reversal constraint discussed above. These estimates are continually evaluated until such time as the uncertainties are resolved, generally at the time the final term enrollment report is provided by the university partner.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices paid for redeemable convertible preferred stock sold to third-party investors by us and prices paid in secondary transactions of common stock, including any tender offers;

•	the lack of marketability inherent in our common stock;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	the hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new offerings;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”), a merger, or acquisition of our company given prevailing market conditions;

•	the operational and financial performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions and overall economic conditions.

In valuing our common stock, the fair value of our business was determined using the income approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

For each valuation, the fair value of our business determined by the income approach was then allocated to the common stock using either the option-pricing method (“OPM”), or the probability-weighted expected return method (“PWERM”). Our valuations prior to September 30, 2020 were allocated based on the OPM. Beginning September 30, 2020, our valuations were allocated based on the PWERM.

In addition, we considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the NYSE as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Stock-Based Compensation

We calculate the fair value of employee stock-based awards on the date of grant using the Black-Scholes option-pricing model for stock options; the expense is recognized over the service period for awards expected to vest. We recognize forfeitures as they occur.

We estimate the fair value of stock-based compensation utilizing the Black-Scholes option-pricing model, which is dependent upon several variables, such as the expected option term, expected volatility of our stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield rate over the expected option term. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. We recognize compensation expense on a straight-line basis over the requisite vesting period for each award.

A summary of the weighted-average assumptions we utilized to record compensation expenses for stock options granted during the year ended December 31, 2019 is as follows:

Fair value of common stock	$5.70
Risk-free interest rate	1.8%
Expected term (in years)	6.1
Expected volatility	46.8%
Dividend yield	—%

The assumptions above are estimated as follows. Each of these assumptions is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock—Because our common stock is not yet publicly traded, the fair value was determined by our board of directors or a committee thereof. The board of directors or committee considers numerous objective and subjective factors to determine the fair value of our common stock each time awards are approved.

Expected Term—The expected term represents the period that our stock-based awards are expected to be outstanding. For option grants considered to be “plain vanilla,” we determined the expected term using the simplified method. The simplified method deems the term to be the average of the time to vesting and the contractual life of the options.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since we do not have a trading history of our common stock, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Dividend Rate—The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future stock-based compensation expense.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We utilize the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether and the extent to which additional taxes will be due when such estimates are more likely than not to be sustained upon examination by the taxing authority. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. We recognize interest and penalties related to income tax matters as income tax expense.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

JOBS Act Transition Period

We are an emerging growth company as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

As of December 31, 2019, we had $172.8 million of cash, cash equivalents, and marketable securities which consist of corporate debt, commercial paper securities, and U.S. government Treasury bills. In addition, we had approximately $3.9 million of restricted cash primarily due to outstanding letters of credit related to the operating lease agreement for our corporate headquarters. Our cash, cash equivalents, and marketable securities are held for working capital purposes. A hypothetical 100 basis point increase or decrease in interest rates would not have resulted in a material impact on our consolidated financial statements.

Foreign Currency Risk

Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. With limited exceptions, all of our sales are denominated in U.S. dollars; therefore, our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Pound Sterling, Canadian Dollar, and Indian Rupee. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statement of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A 10% increase or decrease in current exchange rates could result in additional income or expense of $1.2 million.

A LETTER FROM OUR CHAIRMAN, ANDREW NG

When Daphne Koller and I teamed up to found Coursera, our mission was to transform lives through learning. We committed to always put the education mission first.

When my machine learning MOOC launched out of Stanford in 2011, neither of us expected that over 100,000 learners would enroll within weeks. I was teaching 400 on-campus students a year at the time and realized that to reach a similar audience, I would have had to teach for 250 years. The learners came from around the world, spanning many age groups and walks of life, and included people that otherwise did not have access to a great education.

Building on this early momentum, we started Coursera to democratize access to high-quality education. We are very thankful to the over 200 universities and institutions of learning that have joined us, including our first partners—Michigan, Princeton, Stanford, and UPenn—who embraced our approach right away and opened their virtual and hallowed doors to millions.

The world faces many challenges ranging from the pandemic to poverty, unemployment, inequality, and prejudice. While education is no panacea, it is one of the most effective forces in empowering individuals worldwide to rise to these challenges.

For the individual, education opens up opportunities to learn skills and develop one’s career. The old model of education, where you go to college for four years and then coast for the next 40, does not work in today’s changing world. For organizations, education enables scalable workforce development so that they can adapt to rapidly changing environments. Every person—and every organization—has to be a lifelong learner, and Coursera is at the forefront of supporting your journey.

We’ve seen billions struggle during the pandemic. At school, many learners and instructors were ill-prepared to move learning online. At work, digital acceleration is threatening many jobs as skills rapidly become obsolete. The staggering scale of disruption has underscored the need to modernize the global education system. Leaders tasked with creating a level playing field now recognize that learning online will be a powerful means of providing individuals with the skills they need and promoting social equity.

Coursera’s #1 goal has, and always will be, to serve learners. I am grateful to the talented Courserians, whose passion, innovative spirit, and learner-first mindset have helped make the company what it is today. As we take this next step of becoming a public company, we ask you to join us in the movement to make great education accessible to everyone. If we can unlock the full potential in every person, we will move humanity forward.

Keep learning,

Andrew Ng

BUSINESS

Overview

Our mission is to provide universal access to world-class learning so that anyone, anywhere has the power to transform their life through learning.

Learning is the source of human progress. The spread of ideas across cultures and ages has helped transform our world from illness to health, from poverty to prosperity, and from conflict to peace. By combining some of the world’s best educational content with a technology platform that can serve learners on a global scale, we believe Coursera will enable the digital transformation of higher education and bring high-quality, affordable education to every corner of the world.

Coursera is a platform that enables a global ecosystem of educators, learners, and institutions. As of December 31, 2020, 77 million learners have registered on Coursera to learn from more than 200 leading university and industry partners through thousands of offerings ranging from open courses to full diploma-bearing degrees. Coursera serves learners in their homes, through their employers, through their colleges and universities, and through government-sponsored programs. As of December 31, 2020, over 2,000 organizations were paying Coursera for Business customers, and in 2020 more than 4,000 colleges and universities launched free online learning programs through Coursera for Campus during the COVID-19 pandemic and over 300 governments, governmental agencies and organizations around the world used Coursera for Government to upskill and reskill their civil servants and citizens. Of the more than 300 government agencies that used Coursera for Government in 2020, 228 were participants in the Coursera Workforce Recovery Initiative, which was a free, limited-time program that ended on December 31, 2020. We also provide social impact programs that have helped more than 72,000 learners around the world.

Data as of December 2020

Technology is advancing faster than the world’s ability to adapt and acquire new skills, resulting in a sizable and expanding skills gap. To be productive members of the workforce in the digital economy, many aspiring professionals need advanced skills in technology and information-based analytics. We believe education’s “new normal” will be characterized by blended classrooms powered by online learning, job-relevant education for a world facing unprecedented unemployment, and lifelong learning at work to help employees keep up with the emerging skills needed to compete in an accelerating digital economy. We believe that online learning will become the primary means of meeting the global demand for emerging skills and that the adoption of online education, combined with the increased flexibility enabled by remote working, holds the promise to increase global social equity.

World-class teaching is the foundation of the Coursera experience. Coursera partners with over 200 leading university and industry partners to provide learners content and credentials that are modular, stackable, and consumable at a wide range of durations, difficulty levels, and price points. Our data-driven technology platform enables educators to efficiently produce, teach, and scale content and credentials, from individual courses to professional certificates to diploma-bearing degrees. Coursera enables educator partners to tap into global demand from both individual learners and institutions.

Reaching and serving a world of learners lies at the heart of our model. We make it easy for learners to discover and engage with high-quality, job-relevant learning in flexible, hands-on online learning environments at affordable prices—often for free. Free content from top-branded partners has enabled us to attract more than 77 million individual learners at very low cost and build a global consumer brand. Data-driven marketing enables us to efficiently upsell learners a wide range of paid offerings, including stand-alone courses, multi-course Specializations, certificate programs, and university degrees. Learners can also “stack” content and credentials, allowing completion of stand-alone courses to count as progress towards a broader program of study, creating more flexible and affordable paths to upskilling and reskilling. We believe this efficient learner acquisition model has allowed us to build one of the largest global audiences of adult learners in the world and to serve learners at very low price points, with strong margins for us and for our educator partners.

Coursera’s data and machine learning systems drive personalized learning, effective marketing, and skills benchmarking. We believe that our unified technology platform is not only making global higher education more accessible and more effective, but is also enabling educators to author and distribute high-quality content efficiently, employers to upskill and reskill their talent, and learners to advance their careers in a flexible learning environment.

In addition to offering content and credentials directly to individuals at Coursera.org, we also sell directly to institutions, including employers, colleges and universities, and governments. Employers can use Coursera for Business to help employees develop new skills in order to better acquire and serve customers, lower costs, reduce risk, and remain competitive in the new digital economy. Colleges and universities can use Coursera for Campus to deliver university-branded online learning at low cost in a new era of financial challenges for higher education and evolving student preferences for hybrid learning. Governments, facing high levels of unemployment driven by automation and accentuated by the COVID-19 pandemic, can use Coursera for Government to reskill employees and citizens into fast-growing digital roles that constitute a significant share of new job opportunities.

The global higher education market is large and growing, currently at a size of $2.2 trillion, according to HolonIQ Smart Estimates. As we press our advantages to continue penetrating this market opportunity, we have multiple strategies to drive our growth, including increasing adoption and penetration of our Enterprise offerings for companies, universities, and governments; expanding the number of online degrees and the number of students in Degrees programs; continuing to grow our learner base and build our brand; growing our content and credentials catalog and network of educator partners; improving conversion, upsell, and retention of paid consumer learners; and continuing our global expansion.

Our business has experienced rapid growth since our founding in 2011. For the years ended December 31, 2019 and December 31, 2020, our revenue was $184.4 million and $    million, respectively. We continue to invest in our business and had a net loss of $46.7 million and $     million for the years ended December 31, 2019 and December 31, 2020, respectively.

Industry Background: The Need for a New Model of Lifelong Learning

Technology–Driven Automation and Globalization are Accelerating the Demand for Skills and Lifelong Learning

The global economy is changing rapidly. According to our estimates based on data from the International Labour Organization, the global workforce will grow by 230 million people by 2030. This is expected to happen at a time when up to half of today’s jobs, around 2 billion, are at high risk of disappearing due to automation and other factors driving obsolescence by 2030, according to The International Commission on Financing Global Education Opportunity.

The COVID-19 pandemic has further accelerated the need for lifelong learning to be delivered online. According to the World Economic Forum’s Future of Jobs Report, October 2020, to which we contributed data on learner reskilling and upskilling, the “double disruption” caused by automation and the pandemic is likely to displace 85 million jobs by 2025. According to this report, 84% of employers report that the pandemic has increased their intent to rapidly digitize work processes, including a significant expansion of remote work, with the potential to move 44% of their workforce to remote operations. Additionally, companies estimate that 40% of workers will require up to six months of reskilling and 94% of business leaders expect employees to pick up new skills on the job.

Shortcomings of Today’s System

The current system of higher education faces inherent challenges. The predominantly classroom-based model may not be able to keep pace with the rapidly emerging skills required to succeed in today’s workforce. While serving certain learners well, the in-person learning experience may fail to meet the needs of learners in more remote areas and non-traditional learners who need access to education and upskilling the most, both domestically and internationally. Lastly, the cost of education has grown considerably. According to the Federal Reserve Bank of New York, student loan debt in the United States was the second largest component of household debt, at $1.55 trillion as of September 30, 2020, creating further headwinds for individuals navigating their careers and personal lives.

The Future of Learning

While technology will continue to disrupt jobs and labor markets, it can also be the source of significant benefits. Technology, when applied to learning, can reduce distribution costs, increase affordability, extend access to less wealthy geographical regions, adapt a workforce more quickly to emerging skills, and expand the overall market opportunity for education companies. The benefits of technology have only begun to be applied to the overall education market, as most learning today is still traditional, on premise, and classroom-based.

The need for technological change in education has been exacerbated by the recent global COVID-19 pandemic. According to the United Nations, 1.6 billion students in 190 countries, approximately 94% of all students in the world, saw their schools at least temporarily closed due to the pandemic by August 2020. This forced many teachers to teach online and students to learn online. The lessons learned during this period of “forced experimentation” have the potential to enable an enduring digital transformation of higher education. We believe the future of education will be characterized by:

•

Blended classrooms: We believe online learning will be the “new normal” for higher education, where all students learn online, including those who sit in classrooms as well as those who never set foot on campus. Online learning increases the access and affordability of earning a college degree, expanding the market to new learners who could not otherwise have pursued an on-campus degree.

•

Job-relevant education: The risk of rising unemployment as a result of automation and COVID-19 means job-relevant education will be a critical component of higher education. We predict that students will demand skill-based, hands-on learning from both university and industry educators. Companies such as Google and AWS are already collaborating with universities to offer skill-focused professional certificates that count towards college degrees. Online learning enables colleges and universities to offer students courses in high-demand, cutting-edge fields such as data science and computer science even if they lack the faculty to meet demand in these disciplines.

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Lifelong learning at work: Workers will need to consistently learn new concepts, skills, and tools to stay relevant in a fast-changing workplace. Many workers cannot afford to give up their job in order to advance their education. As a result, they need the flexibility to learn online while working. According to the World Economic Forum, 95% of U.S. employers plan to retrain existing employees in response to shifting skill needs. The 2020 Deloitte Global Human Capital Trend report indicates that 73% of employee respondents consider employers responsible for workforce development.

We believe that online learning will be the primary means of meeting the urgent global demand for emerging skills. According to the World Bank, there were approximately 200 million college students around the world as of October 2017, many of whom lacked necessary job-relevant skills. According to the United Nations Department of Economic and Social Affairs, 1.3 billion people are projected to reach working age (defined as those between the ages of 15 to 64) between 2019 and 2029. Of the global working-age population of more than 5 billion people, approximately 83% have had no post-secondary education, according to data from the Wittgenstein Center Human Capital Explorer; we believe most will need to learn new skills to remain competitive in a dynamic, global economy.

We believe that the value of online learning will also be amplified by the growing trend towards remote work. Online learning holds the promise to enable anyone, anywhere to learn new skills in preparation for high-demand digital jobs. At the same time, remote work holds the promise to make job opportunities available in communities where traditional, on-site jobs have been scarce. The combined forces of online learning and remote work have the potential to increase global social equity by enabling a future where anyone, anywhere has access to both high-quality learning and high-quality job opportunities in an increasingly digital world.

Our Solution: A Platform for Delivering World-Class Learning at Scale

Coursera is a platform that connects a global ecosystem of learners, educators, and institutions with the goal of bringing world-class education to adult learners everywhere. We combine content, data, and technology into a single, unified platform that is customizable and extensible to both individual learners and institutions. Coursera partners with more than 200 leading university and industry partners to provide a flexible, affordable, and job-relevant online learning experience to meet the needs of an increasingly digital world.

Coursera serves the needs of a broad range of customers, including individuals, businesses, universities, and governments, all with a single, unified, scalable platform of technology, data, content, and know-how:

As of December 31, 2020.

A Catalog of High-Quality Content and Credentials

Coursera offers a broad range of learning offerings, from a 2-hour Guided Project for $9.99 on how to build a website to a Master of Public Health degree from the University of Michigan for approximately $45,000.

The Coursera catalog includes:

* The time periods noted are intended completion timeframes; actual time to completion varies by learner.

•	1,000+ Guided Projects: Gain a job-relevant skill in less than two hours for $9.99.

•	4,600+ Courses: Learn something new in 4-6 weeks for free, or for prices up to $99.

•	500+ Specializations: Gain a job-relevant skill in 3-6 months for $39-$99 per month.

•	45+ Certificates

¡	25+ Professional Certificates: Earn a certification of job readiness for an in-demand career in 1-12 months for $39-$99 per month.

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20+ MasterTrack Certificates: In 2-12 months, earn a university-issued certificate from a module of a university degree and credit that can be applied to that degree in the future for approximately $1,500-$6,000.

•	25+ Degrees: Earn a bachelor’s or master’s degree fully online for approximately $9,000-$45,000.

Coursera offers modular learning offerings to allow learners to gain the skills and credentials they need to reach their goals. Our model of learning is “stackable,” meaning completion of stand-alone courses can count as progress towards a broader program of study for a more advanced credential. For example, a University of Illinois digital marketing course can count as credit towards a Digital Marketing Specialization, which could count towards a two-year MBA, all earned on Coursera.

Coursera partners with universities to develop and deliver fully online degrees for a global learner audience. As of December 31, 2020, Coursera partners offered 26 bachelor’s and master’s degrees to more than 11,000 enrolled Degrees students. These degree programs offer accessibility, affordability, and flexibility to some of the most selective universities in the world. Courses, Specializations, or MasterTrack Certificates that are part of a degree allow prospective students to start learning prior to admission and make progress on coursework in order to determine if the degree is right for them. Students can engage in live lectures, discussions, office hours, and group projects and collaborate with other students via Zoom and Slack integrations. The Coursera platform enables rigorous assessment, staff-graded assignments, and proctored exams to facilitate high levels of academic integrity and achievement. Students receive instruction, grading, and support from university faculty and teaching assistants. Upon graduation, students receive transcripts and diplomas from the university that are no different from those received by students who study on campus.

Coursera has designed its platform to deliver a learning experience consistent with the needs of today’s learners:

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World-class: We provide learning from experts at more than 200 leading universities and companies. Individuals can earn recognized credentials including professional certificates and university degrees to help advance their careers.

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Job-relevant: Learners can master essential career skills that are benchmarked against skill levels observed in Coursera’s employer customers and build personal and professional skills with applied, hands-on learning.

•	Affordable: Learners can get started with a freemium offering or a free trial, and later earn fully accredited university degrees entirely online at affordable pricing.

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Flexible: Learners can access on-demand lectures on desktop and mobile devices on a schedule that fits their lives. They can choose from free courses, hands-on projects, certificate programs, and stackable credentials.

Content Developed by Leading University and Industry Partners

Coursera partners with over 200 leading university and industry partners to deliver a broad portfolio of content and credentials. As of December 31, 2020, more than 150 university partners offered more than 4,000 courses across a range of domains including Data Science, Technology, Business, Health, Social Sciences, and Arts and Humanities. Our university partners who offer courses on our platform represent 28 countries, including:

•	United States — The Johns Hopkins University (“Johns Hopkins”), the Leland Stanford Junior University (“Stanford”), University of Michigan, UPenn, and Yale University, among others;

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Europe — the National Research University Higher School of Economics, Imperial College of Science, Technology and Medicine, Universitat Autònoma de Barcelona, Università Commerciale “Luigi Bocconi” of Milan, and the University of London, among others;

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Latin America — Pontificia Universidad Católica de Chile, Instituto Tecnológico y de Estudios Superiores de Monterrey, Universidad Nacional Autónoma de México, Universidad de Los Andes, and Universidade de São Paolo, among others;

•	India — Indian Institute for Human Settlements, Indian Institute of Management, Calcutta, Indian Institute of Technology Roorkee, Indian School of Business, and OP Jindal Global University; and

•	China — The Hong Kong University of Science and Technology, Peking University, Shanghai Jiao Tong University, and The University of Hong Kong, among others.

As of December 31, 2020, more than 50 industry partners, especially platform technology companies seeking to expand their developer communities, offered more than 600 courses primarily in the domains of data science, technology, and business. Industry partners include AWS, Autodesk, Inc., DeepLearning.AI Corp., The Goldman Sachs Foundation, Google, International Business Machines Corporation (“IBM”), LearnQuest, Inc., SAS Institute Inc., and Unity Technologies ApS, among others.

We believe university and industry educator partners choose Coursera in order to:

•	Reach Coursera’s global learner base of 77 million registered learners and more than 6,000 institutions to grow their global reach, revenue, and impact;

•	Use Coursera’s data and technology platform to develop and deliver high-quality learning at high volume and low cost; and

•	Collaborate with a global educator community driving innovation in the digital transformation of higher education.

Data and Machine Learning Drive Personalized Learning, Effective Marketing, and Skills Benchmarking

Our proprietary machine learning systems are powered by rich learning data across more than 220 million course enrollments, which allow us to learn key attributes of both educator and learner preferences, and use those learnings to provide tailored support to learners and resources to instructors to enable them to scale their course offerings. Fully automated features such as In-Course Coach serve personalized insights and tips to keep learners motivated and making progress. “Human-in-the-loop” features such as Student Support Dashboards magnify staff impact by highlighting at-risk students and providing insights into the types of assistance each learner needs.

Our data-powered consumer marketing system helps learners discover the content and credentials that match their career needs, which in turn supports low cost of acquisition of paid learners and Degrees students to the Coursera platform. Learners can search and browse the catalog by skill, job role, language, learning product, educator, and other metadata, and receive personalized recommendations based on their current and target careers, inferred interests, and demonstrated skill levels. Degrees recruitment models predict a learner’s interest in each degree and expose Degrees programs to learners on and off platform based on the learner’s predicted interest in the degree and the forecasted program cohort size relative to target.

The data from our consumer ecosystem drives enterprise marketing efficiency. First, our algorithms identify learners likely to be interested in Enterprise offerings and reach them with targeted messaging. Second, thought leadership built on insights from the Consumer platform drives awareness and pipeline. Third, the aggregated learning behaviors of individual consumers working at potential Enterprise customers improve our lead scoring and show Enterprise prospects how their company’s skill proficiencies stack up relative to their competition.

Coursera’s Skills Graph is a system of machine learning models that links learning paths to job skills and helps benchmark learner skills against peers and competitors. The Skills Graph maps the content catalog to skills taught based on natural language processing techniques and tags sourced from instructors and learners, and then measures learners’ proficiencies in a variety of skills with a proprietary algorithm trained on performance on assignments, assessments, and projects across the platform. Content discovery applications include skills-based search and personalized recommendations, Essential Skills Maps that reflect top trending skills, and SkillSets that pinpoint the skills needed to do a job and the learning paths to develop these skill proficiencies. Skill Development Dashboards enable companies to understand their employees’ skill proficiencies, including on aggregate, relative to their peers, over time, and at the employee level to better train and deploy internal talent. Coursera’s Skills Graph also provides insights and demand signals to educator partners to invest in the right subject areas for new content.

Technology Delivers a Personalized Learning Experience at Scale

Our unified technology platform enables learners to learn more quickly and effectively, educators to author and deliver high-quality content at low cost, and employers to help employees develop the right skills to be competitive in the marketplace.

Learners on Coursera receive personalized search and discovery, AI-driven learning features such as In-Course Coach, Smart Review Material, and Goal Setting to help them succeed, and a mobile app that enables course downloads and off-line learning for students with limited connectivity. Coursera Labs enables hands-on learning of tools such as Python, Jupyter Notebooks, VS Code, and R-Studio. Coursera Labs runs in the cloud and does not require downloading software or datasets, so learners and educators have inexpensive access to the real-world tools, high-memory GPU compute, and massive datasets required to learn cutting edge disciplines like data science at scale. Learners in our Degrees programs are able to engage in live synchronous lectures with professors as well as collaborate with other students via Zoom and Slack integrations.

Educators on Coursera can reach multiple, global audiences through our shared authoring platform and integrated recruitment engine, which sources Degrees candidates at low cost. They can efficiently author and distribute content, identify the students most likely to be interested in their offerings, and streamline their classrooms with machine-assisted student support and autograders.

For employers, our skills development platform empowers Learning and Development teams to design and deploy learning programs, utilize Course Collections to help employees discover job-relevant courses, and track and measure progress in skill development among key teams and personnel. Dashboards enable administrators to deliver enterprise-scale learning programs across specific employee groups, track and measure progress in skill development, and benchmark employee skill proficiency against industry peers.

Our Offerings to Individuals and Institutions

Coursera.org for Individuals

Although our university partners offer thousands of courses across a wide range of domains, most learners come to Coursera to advance their careers. Learners consume content from our diversified portfolio, which is designed to meet a wide variety of goals and preferences. Learners coming to Coursera are offered a broad range of learning offerings, from a 2-hour Guided Project for $9.99 on how to build a website to a Master of Public Health degree from the University of Michigan for about $45,000.

As technology automates more repetitive, predictable, lower-skilled job tasks, individuals around the world are looking to reskill with professional certificates and college degrees in order to move into emerging digital careers. Coursera offers a portfolio of eight entry-level Professional Certificates from Facebook, Google, IBM, Salesforce, and Arizona State University that help develop the skills needed to land entry-level digital jobs in IT, cybersecurity, data science, marketing, sales, design, and finance without requiring a college degree or any experience in the field. Coursera also has fully online degrees in data science, computer science, engineering, business, and public health.

The full Coursera catalog includes:*

•	1,000+ Guided Projects: Gain a job-relevant skill in less than two hours for $9.99.

•	4,600+ Courses: Learn something new in 4-6 weeks for free, or for prices up to $99.

•	500+ Specializations: Gain a job-relevant skill in 3-6 months for $39-$99/month.

•	45+ Certificates

¡	25+ Professional Certificates: Earn a certification of job readiness for an in-demand career in 1-12 months for $39-$99 per month.

¡

20+ MasterTrack Certificates: In 2-12 months, earn a university-issued certificate from a module of a university degree and credit that can be applied to that degree in the future for approximately $1,500-$6,000.

•	25+ Degrees: Earn a bachelor’s or master’s degree fully online for approximately $9,000-$45,000.

*	The time periods noted are intended completion timeframes; actual time to completion varies by learner.

Our platform enables learners to discover the right content and credentials by domain (e.g. Business, Technology, Health), by skills (e.g. Python, Statistics, Data Visualization), and by job role (e.g. Data Analyst, Marketer, Engineer). Once learners enroll in a course, our unified technology platform enables them to learn more effectively to advance in their careers and earn credentials to signal their learning to prospective employers.

The learning experience includes:

•	Courses with video-based lectures, in-video quizzes, notes and highlights, readings, assessments, peer reviews, and group projects;

•	AI-driven learning features such as In-course Coach, Smart Review Material, and Goal Setting to help learners stay motivated and making progress;

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Coursera Labs with hands-on projects that teach practical skills using real-world tools such as Python, Jupyter Notebooks, VS Code, R-Studio, and many other desktop and cloud-based applications fully in-browser with no software or data downloads; and

•	A mobile app that enables course downloads for off-line learning, which is especially important for students with limited or intermittent internet connectivity or power.

Coursera Plus is a subscription pricing model that gives learners access to over 3,000 courses, Specializations, and Professional Certificates on Coursera for a monthly or annual fee. We announced Coursera Plus in February 2020, and over 50,000 learners had subscribed as of December 31, 2020.

Coursera for Enterprise

Coursera is available to institutions around the world, allowing businesses, academic institutions, and governments to enable their employees, students, and citizens to gain critical skills aligned to the job market of today and tomorrow. Institutions play a major role in tackling the global reskilling challenge by providing awareness, incentives, and financial support for lifelong learning.

Coursera has designed a single, unified platform that allows us to configure a common set of content and features to meet the various needs of business, academic, and government customers. The common content and features on Coursera’s Enterprise learning platform include:

•	A broad catalog of more than 5,000 courses, hands-on projects and professional certificates, especially in the domains of Data Science, Technology, and Business;

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Private Authoring, the ability for all Enterprise customers to author courses and projects that are specific to and accessible only by the learners in their institution or their citizens, as applicable;

•	The ability to tailor custom Course Collections that surface specific, curated collections of courses to specific learner populations;

•	Academies and SkillSets that identify target skill proficiencies required for specific job roles and provide personalized learning paths to develop these skill proficiencies;

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Coursera Labs, with hands-on projects that teach practical skills using real-world tools such as Python, Jupyter Notebooks, VS Code, R-Studio, and many other desktop or cloud-based applications fully in-browser with no software or data downloads; and

•	Dashboards that enable administrators to deliver tailored learning programs to specific learner groups, measure and track progress in skill development, and benchmark learner skill proficiency.

Coursera for Business helps employers upskill and reskill their teams to drive innovation, competitiveness, and growth. Our content in data science, technology, and business is especially relevant to employers; Private Authoring allows businesses to create courses and projects using their own datasets and tools; SkillSets can be tailored to company-specific job-roles and skill requirements; Coursera Labs helps employers provide hands-on training using the tools that are actually deployed in their corporate environments; and Dashboards allow businesses to benchmark skill proficiency against specific industry and competitive peer groups.

Coursera for Campus empowers academic institutions to offer job-relevant online education to students, faculty, and staff. Our content from leading universities and academic integrity features are especially relevant to colleges that allow students to earn credit towards their university degree by taking online courses; Private Authoring allows faculty to create courses and projects that meet their particular curricular needs; SkillSets help faculty and students understand what skills will improve the chance of getting hired into particular job roles after graduation; Coursera Labs enables schools to supplement conceptual study with hands-on learning in a scalable cloud environment; and Dashboards help faculty and career placement personnel enhance student employability by benchmarking student skill proficiency against specific industry job roles.

Coursera for Government helps federal, state, and local governments and organizations deliver workforce reskilling programs to provide in-demand skills and paths to new jobs for an entire workforce. Our Professional Certificates and content from leading universities and industry partners are especially relevant to government officials who seek to prepare citizens for emerging jobs in their region and enhance the skills of public sector employees; Private Authoring allows agencies to create localized hands-on projects using regional instructors to develop skills to meet regional employment opportunities; SkillSets help workforce agencies tailor learning programs to develop skills that meet requirements of local employers; Coursera Labs enables governments to provide hands-on skilling to help citizens reskill into entry-level digital jobs; and Dashboards help workforce development personnel measure skill development and benchmark skill proficiency against workforces in other countries.

Our Social Impact Programs and Pandemic Response

Coursera Social Impact Programs

Universal access to world-class learning is critical for social change. Over the last four years, we have fostered an initiative to provide learning for tens of thousands of refugees in more than 140 countries. We also work with 69 nonprofit and community organizations to provide refugees, veterans, formerly incarcerated individuals, and students of underserved high schools with access to high-quality education and job-relevant credentials, at no cost to them. To date, our social impact programs have helped more than 72,000 learners across the globe, who have collectively logged more than 390,000 course enrollments.

Our Response to the COVID-19 Pandemic

The COVID-19 pandemic sharply increased the need for online learning beginning in 2020. Both individuals and institutions relied on online learning to navigate change and disruption. We, along with our partners, launched several initiatives to help mitigate the pandemic’s impact on communities worldwide:

1)	Campus Response Initiative: To help minimize the economic and educational impact of the pandemic, we and our partners launched the Campus Response Initiative on March 12, 2020, offering every college and university in the world free access to our course catalog through Coursera for Campus. Within seven months, the initiative reached 2.3 million students from over 4,000 institutions who collectively logged more than 19 million course enrollments. We and our partners concluded our Campus Response Initiative in September of 2020 but continue to provide a freemium offering, Coursera for Campus Basic, which allows universities and students unlimited access to Guided Project enrollments and one course enrollment per student per year to enable trial before purchase.

2)	Workforce Recovery Initiative: We and our partners launched the Coursera Workforce Recovery Initiative on April 24, 2020 to help governments provide unemployed workers with free access to the Coursera catalog to help them develop skills needed to become re-employed more quickly. Since launch, we have activated more than 340 programs across more than 70 countries and 25 U.S. states, with more than 1 million learners and 8 million course enrollments. We surveyed Workforce Recovery learners three months after completing their first course, and over 80% of respondents reported that Coursera learning helped them to gain a new skill.

3)	Employee Resilience Initiative: Launched April 30, 2020, the Employee Resilience Initiative enables Enterprise customers to expand online learning opportunities for employees with free access to high-demand courses focused on mental well-being, remote working, and digital readiness.

4)	Contact Tracing Course: On May 11, 2020, The Johns Hopkins Bloomberg School of Public Health launched a free COVID-19 Contact Tracing course on Coursera to help expand contact tracing capacity. This course is a requirement to become a contact tracer in New York State. In July, together with Johns Hopkins, we released Spanish and Portuguese versions of the course to make this critical content more accessible to the more than 600 million Spanish and Portuguese speakers worldwide. To date, over 1.1 million learners have enrolled in the course and more than 590,000 have completed it.

Our Customers: How We Serve the World Through Learning

To achieve our mission of providing universal access to world-class learning, we offer a wide range of content and credentials from some of the world’s most recognizable educator brands. We help individuals learn and advance in their jobs and careers, and we serve companies, academic institutions, and governments to help them upskill and reskill their employees, students, and citizens.

Learners

Learners can come to Coursera to advance their careers, reach their educational goals, and enhance their lives. As of December 31, 2020, more than 77 million learners have registered with Coursera to learn from more than 200 leading university and industry partners in thousands of offerings ranging from open courses to full diploma-bearing degrees. Coursera serves learners in their homes, through their employers, through their colleges and universities, and through government-sponsored programs. We offer learners a broad range of learning offerings, from a 2-hour Guided Project for $9.99 on how to build a website to a Master of Public Health degree from the University of Michigan for approximately $45,000.

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The top five countries represented by registered learners on Coursera as of December 31, 2020 were (1) the United States, with 15.0 million learners, (2) India, with 10.6 million learners, (3) Mexico, with 4.1 million learners, (4) Brazil, with 3.2 million learners, and (5) China, with 3.1 million learners. Over 80% of Coursera’s learners are outside of the United States. As of December 31, 2020, there were approximately 17 million learners in North America, 15 million learners in Latin America, 14 million learners in Europe, 12 million learners in Asia (excluding India), 7 million learners in the Middle East and Africa, and 1 million learners in Oceania, with the highest growth over the last year coming from Asia (+77%), Latin America (+74%), and the Middle East and Africa (+68%).

•	In 2020, learners logged 75 million course enrollments, watched 576 million lectures, and completed 123 million assessments.

•	Learners have logged more than 2.5 million Guided Projects enrollments since we launched Guided Projects in April 2020.

•	Our growing Professional Certificate catalog has enrolled 2.5 million learners and represents three of our top 10 revenue-producing courses and certificates.

•	Over 11,000 students were enrolled in Degrees programs as of December 31, 2020.

Overall, learners are satisfied with their experiences on Coursera and with the outcomes Coursera learning helps them achieve. Of learners who have rated a course since 2015, 79% gave their course a full 5-star rating.

Businesses

Employers can use Coursera for Business to help employees develop new skills in order to better acquire and serve customers, lower costs, reduce risk, and remain competitive in today’s economy. The launch of our Enterprise business in 2016 has enabled customers to choose Coursera to upskill their teams with critical skills in business, technology, data science, and other disciplines. As of December 31, 2020, over 2,000 organizations, including over 25% of Fortune 500 companies, were paying customers of Coursera for Business.

•	These 2,000 organizations include Enterprise customers that purchase Coursera through our direct sales force or on our platform through our Coursera for Teams offering.

•	Over 70% of Coursera’s direct sales business customers are outside of the United States.

•	In 2020, Coursera for Business learners logged over 1.2 million course enrollments, watched over 23 million lectures, and took over 5 million assessments.

According to a 2019-2020 report conducted by market research firm IDC and commissioned by Coursera, the eight Coursera for Business customers that were interviewed for the report expected to achieve an estimated 3-year return on investment of approximately 700% (on average) due to a considerable reduction in employee attrition (-38% on average), lower spending on training costs (-24% on average), and increased worker productivity (+25% on average) as employees effectively utilize skills learned.

Colleges and Universities

Colleges and universities can use Coursera for Campus to deliver university-branded online learning at low cost in a new era of financial challenges for higher education and evolving student preferences for hybrid learning. We launched Coursera for Campus in October 2019, just months before the COVID-19 global pandemic broke out. Coursera for Campus enables colleges and universities to leverage our global online learning platform to provide job-relevant, credit-ready, high-quality learning at higher scale and lower cost than in-classroom learning alone. Accelerated by the pandemic, thousands of higher education institutions launched Coursera for Campus over the past year, making it one of our fastest growing offerings.

Through the Coursera Campus Response Initiative, more than 4,000 unique colleges and universities used content from our platform to launch online learning programs that ran for free through September 2020. During that time, these institutions launched more than 13,000 programs for 2.3 million students who accounted for more than 19 million course enrollments. Universities utilizing the Campus Response Initiative included Duke Kunshan University, Tec de Monterrey, and GITAM University among others. We and our partners concluded our Campus Response Initiative in September of 2020, but continue to provide a freemium offering, Coursera for Campus Basic, which allows universities, colleges, and students unlimited access to Guided Project enrollments and one course enrollment per student per year to enable trial before purchase.

As of December 31, 2020, over 130 colleges and universities were paying customers of Coursera for Campus. These customers represented public and private colleges and universities from more than 30 countries including Cameroon, India, Nigeria, Peru, and the United States.

Over 93% of students who responded to our outcomes survey from October to December 2020 reported that Coursera for Campus allows them to acquire a new skill, and 60% reported that Coursera learning improves their applications, prepares them for internships, and / or prepares them to be successful in getting a job.

Governments

Governments, facing unprecedented levels of unemployment, can use Coursera for Government to build a competitive workforce that drives sustainable economic growth by upskilling employees for public sector success and reskilling citizens for career advancement.

Through the Coursera Workforce Recovery Initiative, government agencies launched more than 340 online learning programs that ran for free through December 2020. During that time, more than 1 million learners joined and logged more than 8 million course enrollments. Governments participating in the Workforce Recovery Initiative included the federal governments of Colombia and Kazakhstan, as well as the State of Illinois and the State of New York.

As of December 31, 2020, over 100 government agencies and organizations were paying customers of Coursera for Government. These customers represent national, state, and local government agencies and organizations from 33 countries and states including the United Arab Emirates, Saudi Arabia, Uruguay, and the State of New York.

Enterprise Case Studies

Coursera for Campus

Manipal

Manipal University (Manipal) is a leading, private university with over 42,000 students and campuses in India, Dubai, Malaysia, Nepal and Antigua that provides degrees in a range of disciplines including Engineering, Management, and Healthcare.

Manipal partnered with Coursera in 2017 to inculcate a culture of multidisciplinary and lifelong learning among its learners. In 2019, Manipal’s engineering and management schools mapped Coursera courses to their curriculum and offered credit for completion. This led to an expansion of Manipal’s contract with Coursera from 20,000 to 25,000 licenses and a multi-year partnership.

In 2020, there were 254,000 course enrollments in Coursera courses by Manipal students across campuses. Twelve thousand of these enrollments were in courses that were integrated into academic programs; these courses had an average completion rate of 80%.

Szeged

The University of Szeged (SZTE) is a member of the European University Alliance for Global Health (EUGLOH) and one of the largest research universities in Hungary with approximately 21,000 students pursuing undergraduate and graduate degrees across 12 disciplines.

SZTE partnered with Coursera to deliver flexible, online learning options with high quality content to increase admissions and improve employment outcomes. Today, SZTE leverages Coursera across all facets of the University including providing incoming students with foundational courses, offering for-credit and extra-credit courses, and helping professors augment their skills and teaching materials.

In 2020, SZTE signed a 2,500 license multi-year agreement with Coursera. As of February 3, 2021, SZTE students and faculty had logged approximately 4,500 enrollments in various courses. SZTE has highlighted the Coursera partnership in press releases, social media, and open houses to attract students as well as in its strategic development plan to gain access to European Union education development funding.

Coursera for Business

Novartis

Novartis Pharma AG (Novartis) is a global healthcare company headquartered in Switzerland with 110,000 employees across 140 countries.

Novartis wanted to nurture employee curiosity to retain talent in a highly competitive pharma talent industry and continue to develop creative solutions to the world’s biggest healthcare challenges. They chose Coursera as a partner to help establish a culture of learning that delivers critical data science, digital, business and soft skills.

In 2018, Novartis launched a 490 enrollments pilot with Coursera. In 2019, Novartis expanded its partnership with Coursera to 9,000 licenses, and added free tuition reimbursement for online Degrees as well as MasterTracks in data science. In 2020, due to positive learner feedback and increasing demand for online learning, Novartis’ agreement with Coursera was expanded to provide Enterprise-wide access as well as a new “Friends and Family” program.

Today, over 23,000 Novartis employees have logged 80,000+ enrollments in 3,600+ distinct courses and guided projects, developing skills across data, technology, business, human skills and health domains.

Degrees Case Studies

The University of London

The University of London has long been an education pioneer, with its first distance learning programs dating back to 1858. Recognizing the potential in online education, the university became one of Coursera’s earliest partners and started hosting dozens of short-form MOOCs on the platform.

In 2017, the university identified a need to extend online education beyond short-form content. Meeting the needs for an online Bachelor’s degree and fulfilling regulatory reporting requirements for UK universities required a robust platform with advanced analytics, integrations and support functionalities. Coursera supported a variety of learning activities – including simulations, games, and graphical interfaces – so students could practice what they’ve learned in real-time projects.

In 2019, the Bachelor of Science in Computer Science (BSc in CS) degree became the first undergraduate degree to be hosted on the Coursera platform. In the four cohorts since its launch, the program has seen three times the applications and student enrollments than they had initially expected, with over 4,100 applications alone in its most recent cohort. Furthermore, the university created an admissions pathway for learners from Coursera’s Google IT Support Professional Certificate, where students can transition from a career-oriented professional certificate to a degree program and receive academic credit for the professional certificate. As of December 31, 2020, 32% of the university’s Computer Science online degree students were also enrolled in the Google IT Support Professional Certificate, while 9% of students started with the Google IT program prior to enrolling in the degree.

The University of Illinois

In 2013, the eLearning Office at the University of Illinois Urbana-Champaign Gies College of Business was exploring new channels to extend their programs beyond campus. The team was inspired by the potential of online degrees and saw an opportunity to redesign its MBA experience to address the challenge of declining MBA enrollments across the industry.

In 2016, the University of Illinois launched the first online iMBA degree program on Coursera with 264 students. The program has since experienced significant reach and scale, receiving 3,200+ applications for its fall 2020 cohort and attracting students from over 90 countries and 46 U.S. states. Over 740 students have successfully graduated from the program since 2018. The iMBA program is now one of the fastest-growing MBA programs in the world. Following on the success of the iMBA program, the Gies College of Business has expanded its digital offerings to a total of three Masters’ degree programs with the launch of the Online Master’s of Accounting (iMSA) and the Master of Science in Management on Coursera.

Our Competitive Strengths: The Power of Our Business Model

We believe that our competitive advantage is based on the following key strengths:

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Trusted brand with a large learner base: With 77 million registered learners, we have one of the largest global audiences of adult learners in the world. This large learner base attracts top educator partners, creates Enterprise and Degrees leads, provides data and insights, increases operating scale, improves search engine optimization performance, and produces favorable economics.

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Our consumer flywheel creates a price-to-cost advantage: We make it easy for learners to come to Coursera and explore learning options through free open courses and projects. We believe this efficient acquisition model, powered by free, high-quality content, global partner brands, deep expertise in search engine optimization, strong word-of-mouth referrals, public relations, and a profitable affiliate paid marketing channel, enables us to attract learners to Coursera at scale and connect them with the right learning experiences over the course of their academic and professional lives. This acquisition model has allowed us to add over 12,000 Degrees students over the two years ended December 31, 2020 at an average student acquisition cost of under $2,000.

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Branded catalog of modular and stackable content and credentials: Our broad catalog and flexible technology platform provide many entry points for learners and allow us to give learners a path to achieving their goals, regardless of their starting place. This allows us to help learners find the right learning program based on their prior skills, credentials, experience, and career desires and provide pathways for them to accomplish their goals. For example, a learner with no college degree or experience might start her learning journey with the Google IT Professional Certificate over 3 to 6 months, land a new IT job, and get academic credit towards the University of London Bachelor’s of Computer Science, which she can complete while working, lowering the opportunity cost of earning that degree. Nine percent of students enrolled in the University of London Bachelor’s degree in Computer Science on Coursera have also enrolled in the Google IT Professional Certificate. We believe we are the only platform with the ability to blend industry credentials with traditional academic degree credentials at scale.

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Network of leading academic and industry partners: Our large and global learner base attracts top-tier educator partners by allowing them to reach new audiences and create new revenue streams with relatively small up-front investments. We carefully select our university and industry partners, prioritizing quality, subject expertise, and geographic appeal. As technology advances and new relevant skill sets emerge, our growing partner relationships enable us to be responsive in providing in-demand skills for aspiring and ascending professionals.

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Job-relevant, hands-on projects, and industry certificates: In order to compete and keep pace with the rapidly changing skills landscape, learners need to be able to quickly identify and learn practical skills using job-relevant tools. Our Project Network is composed of instructors who have demonstrated expertise in a tool or skill through industry experience or academic background in the topic of their project. Our technology platform allows instructors to efficiently launch one to two hour Guided Projects that teach the latest in-demand skills to learners with a hands-on learning experience. Similarly, Professional Certificates, some of which are authored by well-known employer brands such as Facebook, Google, IBM, and Salesforce, allow learners to efficiently reskill and upskill for new jobs.

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Multi-channel Enterprise model: With a single content catalog and a unified technology and data platform, we are able to distribute content and credentials to a global audience of more than 6,000 businesses, academic institutions, and governments. Our technology enables our educator partners to reach large, globally-distributed employee populations through the workplace and provide them with high-quality lifelong learning. Our technology also allows collaboration among institutional networks, so that businesses, universities, and government agencies can collaborate on Coursera by sharing content, program settings, licenses, and data insights.

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Rich data analytics and Skills Graph: Since all of our teaching and learning activities happen online, our platform is able to capture a significant amount of data across millions of enrollments related to teaching, learning, content, and outcomes. These data allow us to drive learner success through personalized learning, mapping skills to content and jobs through a system of machine learning models, and unlocking marketing efficiencies by automating and targeting communications with learners to generate engagement.

Our Opportunity: The Global Education Market is Large and Growing

As the pace of new knowledge and the demands of the global workforce continue to accelerate, we believe the global adult education market is poised to grow dramatically. According to the education market intelligence firm HolonIQ, the global higher education market was $2.2 trillion in 2019; the global online degree market was $36 billion in 2019 and is expected to grow to $74 billion by 2025. The flexibility of online learning enables non-traditional learners to continue their education, which has allowed the online education industry to demonstrate acyclical growth characteristics.

Our Growth Strategy

We have seen strong growth since our founding in 2011. The combination of greater global access to technology and our open learning platform is unlocking the opportunity for more global citizens to enhance their education and earn credentials that help advance their careers. We believe that we have a large, underpenetrated addressable opportunity ahead of us to enable the digital transformation of higher education and provide lifelong adult learning at scale.

Key elements of our strategy of growing our business include:

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Continue to invest in growing our Enterprise channels. Coursera’s growth is driven in part by expansion into new logos as well as broader penetration of learners within our existing base of business, university, and government customers. Our team identifies and engages with potential Enterprise customers. Once our platform has been adopted, we focus on expanding and growing our relationships with existing customers. Our relationships often begin with departmental deployments, evolving to multi-department and ultimately organization-wide utilization as our value is evangelized and proven within our customers’ learner base.

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Drive adoption and conversion of freemium Enterprise offerings. During the pandemic, we opened up our platform across our Enterprise customer base through multiple initiatives including our Campus Response Initiative, Workforce Recovery Initiative, and Employee Resilience Initiative. As an

example, our Campus Response Initiative enabled over 4,000 institutions globally, including approximately 10% of all degree-granting institutions, to tap into ready-made, high-quality digital curricula from leading universities with minimal upfront costs through our Coursera for Campus offering. We plan to continue to focus on converting free institutions to paying Enterprise customers as we enable the digital transformation of higher education.

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Expand the number of online degrees and the number of students in Degrees programs. We believe we have a substantial opportunity to increase the number of bachelor’s and master’s programs in new and existing academic disciplines within our current network of university partners. Over time, we also aim to naturally progress current open course university partners into Degrees partners. For existing Degrees program partners, we also intend to continue to increase the size of student cohorts in existing Degrees programs and add new online Degrees programs from these partners. We believe that our ability to leverage our large, global learner base gives us a competitive advantage in delivering qualified international learners to Degrees partners in a cost-effective manner.

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Continue to grow our learner base and build our brand. We intend to continue to invest in increasing the number of registered learners on Coursera and increasing awareness of the Coursera brand. Our large learner base and brand creates a virtuous cycle, increasing our value to educator partners and providing incentive for them to author additional content and credentials. This broader catalog, in turn, enhances the appeal of Coursera to learners, which grows our consumer learner base. We believe the content and credentials from our university and industry partners generate meaningful organic and unpaid traffic to Coursera, which reduces our cost of learner acquisition. A growing learner base also generates positive externalities for other parts of our business, as some learners will go on to enroll in Degrees programs or provide us with Enterprise leads. In 2020, approximately 50% of new Degrees students were previously registered Coursera learners and over 30% of our Enterprise leads were sourced from our Consumer platform.

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Grow our content and credentials catalog and network of educator partners. We plan to continue to invest in growing our catalog of projects, courses, Specializations, certificates, and degrees across a broad range of topics and expanding our network of educator partners. Since January 1, 2020, we have added an average of over 450 new courses and projects every quarter.

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Improve conversion, upsell, and retention of paid Consumer learners. Our Consumer platform makes it easy for individuals to come to Coursera and learn, allowing for a natural progression of learners to go from free projects or courses to full online degrees. In 2020, over 50% of our cash receipts from Consumer offerings came from individual learners who were registered on our platform as of December 31, 2019.

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Continue global expansion. Approximately     % of our revenue for the year ended December 31, 2020 came from learners outside of the United States. We see a particularly large opportunity to help emerging economies that lack the ability to absorb the large and growing influx of adult students by delivering education in a scalable and affordable way. We plan to continue to market our offerings and programs to individual learners, businesses, academic institutions, and governments globally, providing us broad access to the addressable market while also building on our global brand as a leading learning destination.

Competition

The market for global adult online learning is highly fragmented and rapidly evolving. We expect alternative modes of learning to continue to accelerate as players in this industry introduce new and more competitive products, enhancements, and bundles.

Participants in the global adult online learning ecosystem include:

•	Direct-to-consumer, online education companies: 2U, Inc., edX Inc., Eruditus Learning Solutions Pte. Ltd., FutureLearn Limited, Udemy, Inc., and upGrad Education Private Limited;

•	Corporate training companies: A Cloud Guru Ltd., Degreed, Inc., LinkedIn Corporation through its LinkedIn Learning services, Pluralsight, Inc., and Udacity, Inc.;

•	Providers of free educational resources: Khan Academy, Inc., The Wikipedia Foundation, Inc., and Google through its YouTube services; and

•	Internal online degree platforms: Online degree programs developed in-house by universities.

We believe we have a number of advantages over these competitors due to our unique combination of:

•	a trusted global brand;

•	a base of 77 million registered learners;

•	a freemium consumer model that creates a price-to-cost advantage;

•	a broad catalog of branded, high-quality content and credentials;

•	job-relevant, hands-on projects and industry certificates;

•	a network of over 200 leading university and industry educator partners;

•	a multi-channel Enterprise model serving more than 6,000 institutions; and

•	rich data analytics and Skills Graph.

Sales and Marketing

Our sales and marketing efforts are focused on building a unified marketing system that connects individuals to lifelong learning opportunities throughout their academic and professional lives. Our strategy centers on leveraging the Coursera brand and our partners’ brands along with our large catalog of high-quality, freemium content to attract learners to Coursera efficiently.

Once we attract learners to Coursera, our data-driven learner experience connects learners to the courses, certificates, and degree programs best-suited for them through a personalized discovery and nurture system and identifies whether they are a potential Enterprise prospect.

Learners come to Coursera primarily through free or low-cost acquisition channels such as public relations, word of mouth, and search engine optimization. We also derive a smaller percentage of learners through cost-efficient paid advertising channels including an affiliate publisher network and paid search.

With our consumer brand, we can market categories of degree and certificate programs to learners earlier in their consideration process. This allows us to connect learners with targeted learning opportunities based on their background and goals. By connecting Coursera’s learners with relevant degree programs, we efficiently tap into latent degree demand from the consumer base and combine automated nurture strategies earlier in the funnel with higher-touch efforts to assist potential students who are further along in their purchase decision. This kept our Degrees student acquisition costs under $2,000 per student for the two years ended December 31, 2020, allowing our partners to offer more degrees at affordable prices. We calculate our average acquisition cost for Degrees students by aggregating directly attributable marketing costs and dividing by the total number of new students. We promote courses, Specializations, and MasterTrack Certificates that can count as progress towards a degree both to allow prospective students to discover Degrees and to increase conversion rates by enabling applicants to sample content and build interest and confidence before enrolling in a Degrees program.

The data from Coursera’s consumer ecosystem helps drive Enterprise marketing efficiency. Related insights, especially on how a company’s skill proficiencies stack up relative to the competition based on the aggregated learning behaviors of consumer learners working at a given company help us reach prospects with targeted skill development solutions.

Our Enterprise sales team identifies and engages with potential institutional customers around the world. With our international expansion, we have deployed a more regionally distributed approach to sales and account management and see significant upside in growing and upselling Enterprise accounts.

Research and Development

We have a technology and data-driven research and development team which creates and maintains our platform, products, and insights to deliver a high-quality learning experience to our customers and educator partners cost-effectively and at scale. We leverage our large partner and customer base, our engaged learner community, and our focus on user-driven innovation to aggregate feedback on features and functionality and consistently improve our offerings and platform.

Our production environment runs on a cloud, providing scalable storage and elastic computing. This architecture allowed our platform to effectively serve a 15x increase in registrations at peak hours during a pandemic-related surge in activity in late March 2020.

We invest substantial resources in research and development to drive our technology innovation and bring new offerings and features to the market. Our research and development team is responsible for the design, development, and testing of features and offerings on our platform. They are also responsible for building and integrating tools and systems to help our services function deliver high-quality service at lower cost as we scale.

Our research and development teams are located in Mountain View, California, Toronto, Bulgaria, and an increasingly distributed remote workforce that allows us to access diverse, talent-rich markets as we grow. We believe our research and development teams are diverse, bringing unique and essential perspectives to our platform.

Public Benefit Corporation Status

On February 1, 2021, we amended our certificate of incorporation to become a Delaware public benefit corporation. We believe becoming a public benefit corporation reinforces our long-term commitment to providing global access to affordable and flexible world-class learning and aligns with our mission, culture, and values.

Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit identified in the certificate of incorporation. They are also required to publicly disclose a report that assesses their public benefit performance at least every two years.

Our public benefit purpose, as provided in our certificate of incorporation, is “to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity.”

Certified B Corporation Status

In addition to being a public benefit corporation under Delaware law, we are a Certified B Corporation™ (“B Corp”). The term “B Corp” does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, an independent nonprofit organization, for meeting rigorous standards of social and environmental performance, accountability, and transparency.

The process for becoming a B Corp involves taking and passing a comprehensive and objective assessment of a business’s positive impact on society and the environment, which includes over 200 questions measuring the business’s impact on its customers, employees, communities, and the environment, as well as a validation process which includes review of supporting documentation and verification interviews. Once certified, every B Corp must make its assessment score publicly available on B Lab’s website. Acceptance as a B Corp and continued certification is at B Lab’s sole discretion.

We believe that our status as a B Corp further demonstrates our commitment to our mission and public benefit purpose. Additionally, we believe that maintaining our status as a B Corp will further strengthen the relationship of trust between us, our partners, our customers, and our employees as we together seek to empower anyone, anywhere to transform their life through learning.

Regulatory Matters

As a service provider to higher education institutions both in the United States and internationally, either directly or indirectly through our arrangements with partners, we are required to comply with certain education laws and regulations.

General

Higher education is heavily regulated in the United States and most international jurisdictions. For example, numerous states require education providers to be licensed or authorized in such state simply to enroll persons located in that state into an online education program or to conduct related activities such as marketing. Additionally, the vast majority of our U.S.-based college and university partners participate in the federal student financial assistance programs under Title IV of the Higher Education Act of 1965, as amended (“HEA”), and are subject to extensive regulation by the DOE, as well as various state agencies, licensing boards and accrediting agencies. To participate in the Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the DOE, and be certified by the DOE as an eligible institution. The increased scrutiny and results-based accountability initiatives in the education sector, as well as ongoing policy differences in Congress regarding spending levels, could lead to significant changes in connection with the upcoming reauthorization of the HEA or otherwise. These changes may place additional regulatory burdens on postsecondary schools participating in the Title IV programs generally, and specific changes may be targeted at companies such as ours that serve higher education within the United States. Regulatory activities and initiatives of the DOE may have similar consequences for our business even in the absence of Congressional action.

The regulations, standards, and policies of our college and university partners’ regulators are complex, change frequently and are often subject to differing interpretation. Changes in, or new interpretations of, applicable laws, regulations, or standards could compromise our college and university partners’ accreditation, authorization to offer online learning in various states or countries, permissible activities, or access to federal funds under the Title IV programs. We cannot predict with certainty how the requirements applicable to our college and university partners will be interpreted, including in the case of new laws or regulations for which no, or insufficient, interpretative guidance exists, or whether our college and university partners will be able to comply with these requirements in the future. Some regulations were designed to regulate in-person, correspondence or other types of learning experiences not offered online and may be difficult to interpret or apply to the types of programs offered by our partners on our platform. In addition, there is no assurance that degrees or certifications earned through an institution in one jurisdiction will be recognized as valid or sufficient in other jurisdictions, including internationally, for employment, to satisfy prerequisites for advanced degrees, or other opportunities. Our international college and university partners are subject to similarly extensive legislation, regulation and oversight.

Authorization and Approval

Our U.S.-based college and university partners are required to obtain the appropriate approvals from the DOE and applicable state and accrediting regulatory agencies for new programs. Similar approvals and reviews may be required for programs from our partners based outside the United States, and for our partners to offer programs in other countries.

Our partners, both U.S. and international, may also be required to be authorized in certain states to offer online programs, engage in advertising or recruiting, and operate externships, internships, technical training, or other forms of field experience, depending on state law. Although many of our programs are offered by U.S.-based higher education institutions that hold such authorizations or participate in an appropriate state reciprocity agreement such as SARA, other partners are not traditional education institutions or operate outside the United States and do not hold such state authorizations. Some institutions, including California higher education institutions, currently do not participate in SARA.

We or our partners may also be required to obtain appropriate approvals under international education laws and regulations. For example, a recent Indian regulation relating to online higher education requires, among other things, that learning platforms utilized by Indian universities to offer online degrees be approved by a technical committee of the Indian regulator.

Accreditation

Accrediting agencies primarily examine the academic quality of the instructional programs of an educational institution, and a grant of accreditation is typically viewed as confirmation that an institution or an institution’s programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission. The DOE also relies on accrediting agencies to determine whether institutions qualify to participate in Title IV programs.

Although we are not an accredited institution and are not required to maintain accreditation, accrediting agencies are responsible for reviewing an accredited institution’s third-party contracts with service providers like us and may require that an institution obtain approval from, or notify the accreditor in connection with, such arrangements. We work closely with our university partners, which are accredited institutions, to assure that the applicable standards of their respective accreditors are met.

DOE “Dear Colleague Letter”

Each institution that participates in Title IV programs agrees, as a condition of its eligibility to participate in those programs, that it will not “provide any commission, bonus, or other incentive payment based in any part, directly or indirectly, upon success in securing enrollments or the award of financial aid, to any person or entity who is engaged in any student recruitment or admission activity, or in making decisions regarding the award of Title IV HEA program funds.” The vast majority of our U.S.-based partners participate in the Title IV programs.

Although this rule, referred to as the incentive compensation rule, generally prohibits entities or individuals from receiving incentive-based compensation payments for the successful recruitment, admission, or enrollment of learners, the DOE provided clarifying guidance in March 2011 interpreting the incentive compensation rule as permitting tuition revenue-sharing arrangements known as the “bundled services exception.” Our current business model relies heavily on the bundled services exception to enter into tuition revenue-sharing agreements with partner colleges and universities.

The DCL issued by the DOE on March 17, 2011 sets forth the official guidance of the DOE regarding various regulations that were implemented around that time. The DCL affirms that “[t]he Department generally views payment based on the amount of tuition generated as an indirect payment of incentive compensation based on success in recruitment and therefore a prohibited basis upon which to measure the value of the services provided.” The DCL, however, in Example 2-B, clarified an important exception to this prohibition for a business model that complies with the bundled services exception: “A third party that is not affiliated with the institution it serves and is not affiliated with any other institution that provides educational services, which third party provides bundled services to the institution including marketing, enrollment application assistance, recruitment services, course support for online delivery of courses, the provision of technology, placement services for internships, or student career counseling, may receive from an institution an amount based on tuition generated for the institution by the third-party’s activities for all bundled services that are offered and provided collectively, as long as the third party does not make prohibited compensation payments to its employees, and the institution does not pay the third party separately for student recruitment services provided by the entity.”

The DCL guidance indicates that an arrangement that complies with Example 2-B will be deemed to be in compliance with the incentive compensation provisions of the HEA and the DOE’s regulations. Our business model and contractual arrangements with our U.S.-based partners are designed to follow Example 2-B in the DCL. However, the inherent ambiguity in the DCL and the incentive compensation rule creates the risk that DOE or a court, including, notably, in the context of a “whistleblower” claim under the federal False Claims Act, could disagree with that interpretation. If the DOE or a court determined that our business model or even the practices of a subcontractor did not meet the bundled services exception, we could have contractual obligations to our U.S.-based partners such as indemnifying a partner from private claims or government investigations or demands for repayment of Title IV program funds.

Further, because the bundled services rule was promulgated by agency guidance through the DCL and is not codified by statute or regulation, there is risk that the exception could be altered or removed without prior notice, public comment period, or other administrative procedural requirements that accompany formal agency rulemaking. Although the DCL represents the current interpretation of the DOE, the bundled services exception could be reviewed, altered, or vacated in the future. In addition, the legal weight the DCL would carry in litigation over the propriety of any specific compensation arrangements under the HEA or the incentive compensation rule is uncertain. We can offer no assurances as to whether the exception in the DCL would be upheld by a court or how it would be interpreted.

Misrepresentation Rule

Under our contracts with U.S.-based college and university partners, we are required to comply with regulations promulgated by the DOE and comparable state laws that affect our marketing activities, including the misrepresentation rule. The misrepresentation rule is broad in scope and applies to statements our employees or agents may make about the nature of a partner’s program, a partner’s financial charges, or the employability of a partner’s program graduates.

Specifically, the HEA prohibits an institution that participates in the Title IV programs from engaging in any “substantial misrepresentation” regarding three broad subject areas: (1) the nature of the school’s education programs, (2) the school’s financial charges, and (3) the employability of the school’s graduates. In 2010, as part of the program integrity rules, the DOE revised its regulations in order to significantly expand the scope of the misrepresentation rule. Although some of the DOE’s most expansive amendments to the misrepresentation rule were overturned by the courts in 2012, most of the 2010 amendments survived and remain in effect.

Violations of the misrepresentation rule are subject to various sanctions by the DOE and violations may be used as a basis for legal action by third parties. Similar rules apply under state laws or are incorporated in institutional accreditation standards and the Federal Trade Commission (“FTC”) applies similar rules prohibiting any unfair or deceptive marketing practices to the education sector.

FERPA

We are required to comply with FERPA. FERPA generally prohibits an institution of higher education from disclosing personally identifiable information from a learner’s education records without the learner’s consent. Our U.S.-based university degree and certificate partners and Coursera for Campus customers and their learners disclose to us certain information that originates from or composes a learner education record under FERPA. As an entity that provides services to institutions, we are indirectly subject to FERPA, and we may not transfer or otherwise disclose any personally identifiable information from a learner record to another party other than in a manner permitted under the statute and our contract with the partner. In the event that we disclose learner information in violation of FERPA, the DOE could require a partner to suspend our access to their learner information for at least five years.

For additional discussion of regulatory risks, see “Risk Factors—Risks Related to Regulatory Matters and Litigation.”

Employees

We intend to continue developing, attracting, and retaining personnel and enhancing diversity and inclusion in our workforce to support our ability to grow our business and fulfill our public benefit objectives. To facilitate this objective, we seek to foster a diverse, inclusive, and safe workplace, with opportunities for employees to develop their talents and advance their careers.

As of December 31, 2020, we had 779 full-time employees, and we also engaged contractors and consultants. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

Our headquarters are in Mountain View, California. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of January 1, 2021:

Name	Age	Position

Executive Officers
Jeffrey N. Maggioncalda	52	President, Chief Executive Officer and Director
Kenneth R. Hahn	54	Senior Vice President, Chief Financial Officer, and Treasurer
Anne T. Cappel	59	Senior Vice President, General Counsel, and Secretary
Leah F. Belsky	40	Senior Vice President and Chief Enterprise Officer
Kimberly A. Caldbeck	37	Senior Vice President and Chief Marketing Officer
Shravan K. Goli	50	Senior Vice President, Chief Product Officer and Head of Consumer Revenue
Richard J. Jacquet, Jr.	52	Senior Vice President and Chief People Officer
Betty M. Vandenbosch	64	Senior Vice President and Chief Content Officer
Xueyan Wang	39	Senior Vice President, Services
Chun Yu (“Richard”) Wong	43	Senior Vice President, Engineering
Jeffrey C. Grace	58	Vice President, Corporate Controller

Non-Employee Directors
Andrew Y. Ng	44	Chairman
Amanda M. Clark	41	Director
L. John Doerr	69	Director
Theodore R. Mitchell	64	Director
Scott D. Sandell	56	Director
Sabrina L. Simmons(1)	57	Director

(1)	Member of the Audit Committee.
(2)	Member of the Leadership, Diversity, Equity, Inclusion and Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Jeffrey N. Maggioncalda has served as our President and Chief Executive Officer and as a member of our board of directors since June 2017. Mr. Maggioncalda previously served as Chief Executive Officer and a director of Financial Engines, Inc. (Nasdaq: FNGN), a provider of financial advisory services, from August 1996 until December 2014, and served as a consultant until June 2015. Mr. Maggioncalda holds an M.B.A. from the Stanford Graduate School of Business and a B.A. in Economics and English from Stanford University. Mr. Maggioncalda has also served as a director of Silicon Valley Bank, Inc. since April 2012. We believe Mr. Maggioncalda’s position as our Chief Executive Officer and prior positions as the Chief Executive Officer and a director of a public company will bring industry expertise and extensive leadership experience to our board of directors.

Kenneth R. Hahn has served as our Senior Vice President, Chief Financial Officer and Treasurer since May 2020. Prior to joining Coursera, Mr. Hahn was the Chief Financial Officer of CollectiveHealth, Inc., a private healthcare SaaS company, from March 2017 until May 2020. From October 2014 until March 2017, Mr. Hahn was the Chief Financial Officer of Icontrol Networks, Inc. (acquired by Comcast Corporation), a private security SaaS company. Mr. Hahn also previously served as Chief Financial Officer at QuinStreet, Inc. (Nasdaq: QNST), Borland Software Corporation (Nasdaq: BORL), and Extensity, Inc. (Nasdaq: EXTN) Mr. Hahn holds a B.A. in Business Administration summa cum laude from California State University, Fullerton and an M.B.A. from Stanford Graduate School of Business, where he was named an Arjay Miller Scholar.

Anne T. Cappel has served as our General Counsel since October 2017. Prior to joining Coursera, Ms. Cappel served in multiple roles for Financial Engines, Inc. from November 2003 to April 2016, including as

Executive Vice President, General Counsel and Secretary. She also served as Vice President and Assistant General Counsel at Loomis Sayles & Company, L.P., a federally registered investment advisor, from April 2000 to October 2003. Ms. Cappel holds a J.D. from Boston University School of Law and a B.A. in Economics from Yale University.

Leah F. Belsky has served as our Chief Enterprise Officer since December 2019. Prior to becoming our Chief Enterprise Officer, Ms. Belsky served in various other roles at Coursera, including as Senior Vice President of Enterprise from March 2018 until December 2019, Vice President of Global Sales & Business Development from November 2016 until March 2018, and as Vice President of Partnerships from October 2015 until November 2016. Prior to joining Coursera, from October 2011 until October 2015, Ms. Belsky was Senior Vice President at Kaltura, Inc., a video technology company, where she oversaw enterprise growth, operations, services, and international expansion during her tenure. Ms. Belsky holds a B.A. in Political Science and Human Biology from Brown University and a J.D. from Yale Law School.

Kimberly A. Caldbeck has served as our Chief Marketing Officer since June 2018 and previously served as Director of Brand and Product Marketing from April 2015 until May 2018. Prior to joining Coursera, Ms. Caldbeck spent five years at Facebook, Inc., a social networking company, from 2010 to April 2015, launching many of Facebook’s first consumer marketing campaigns. Ms. Caldbeck holds a B.A. in Sociology and Psychology from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

Shravan K. Goli has served as our Chief Product Officer and Head of Consumer Revenue since April 2018. Prior to joining Coursera, Mr. Goli worked at DHI Group, Inc. where he served as President of Dice.com (predecessor of DHI Group, Inc.), an online job searching platform, from February 2013 until May 2017. Before that, Mr. Goli served as President and Chief Executive Officer of Dictionary.com, LLC, an online dictionary, from 2009 until 2013. Previously, Mr. Goli was the General Manager for Social Media Business at Slide, Inc., a software company, and also served as the General Manager for Yahoo! Video and the Head of Products for Yahoo! Finance at Yahoo! Inc., a web services company. Mr. Goli holds a Bachelor of Engineering in Computer Science from Osmania University, an M.S. in Computer Science from the University of Maryland and an M.B.A. from the University of Washington.

Richard J. Jacquet, Jr. has served as our Chief People Officer since January 2019. Prior to joining Coursera, Mr. Jacquet was the Chief People Officer of Gigamon Inc., a networking and security SaaS company, from May 2013 until January 2019. From March 2007 to May 2013, Mr. Jacquet held various other positions at Yahoo! Inc. Mr. Jacquet holds a B.S. in Business from California State University, Chico and an M.B.A. from Notre Dame de Namur University.

Betty M. Vandenbosch has served as our Chief Content Officer since April 2020. Prior to joining Coursera, Dr. Vandenbosch was the Chancellor of Purdue University Global from March 2018 to April 2020. From October 2015 until March 2018, Dr. Vandenbosch was President of Kaplan University. Dr. Vandenbosch holds a Ph.D. in Management Information Systems, and an M.B.A. and a B.S. in Computer Science from Western University in Ontario, Canada.

Xueyan Wang has served as our Senior Vice President, Services since April 2018 and previously served as Director of Content and Product Services from August 2014 until April 2018. Prior to joining Coursera, Ms. Wang spent nine years at Alphabet Inc., the parent company of Google LLC, a technology company, leading various services and operations functions in the United States and China across advertising, commerce, and consumer products. Ms. Wang holds a B.A. in English from Beijing Foreign Studies University and an M.A. in Journalism and Mass Communication from the University of Georgia.

Chun Yu (“Richard”) Wong has served as our Senior Vice President, Engineering since June 2019 and prior to this, was our Vice President of Engineering from March 2017 to June 2019, our Director of Engineering from September 2015 to March 2017, and an Engineering Manager from January 2015 to September 2015. Prior to joining Coursera, Mr. Wong served in various engineering leadership roles at LinkedIn Corporation, a social network company, from March 2011 to January 2015, and Microsoft Corporation, a computer software company, from September 2000 to March 2011. Mr. Wong holds a B. Eng. in Information Engineering from the Chinese University of Hong Kong and an M.S. in Electrical Engineering from Stanford University.

Jeffrey C. Grace has served as our Vice President, Corporate Controller since March 2019. Prior to joining Coursera, Mr. Grace served as the Vice President of Finance for BitGo, Inc., a SaaS company focused on digital assets, from October 2018 to March 2019, and as the Vice President of Finance, Controller of Financial Engines, Inc. from February 2010 until February 2018. Mr. Grace holds a B.S. in Finance and Accounting from California State University, Los Angeles.

Non-Employee Directors

Andrew Y. Ng is one of our co-founders and served as our co-Chief Executive Officer from January 2012 until April 2014 and has served as the Chair of our board of directors since April 2014. Dr. Ng is a global leader in both education and in AI. Prior to founding Coursera, Dr. Ng was Chief Scientist at Baidu, Inc., a Chinese language search engine, where he led approximately 1,300 people in the company’s AI Group and was responsible for driving the company’s global AI strategy and infrastructure. Dr. Ng was also the founding lead of the Google Brain team. As an adjunct professor and tenured member of Stanford University’s faculty, Dr. Ng also served as Director of the Stanford AI Lab. Dr. Ng currently serves as CEO of Landing.AI, which helps companies jumpstart AI adoption, and Managing General Partner of AI Fund, which supports entrepreneurs to build AI companies, since January 2018. Dr. Ng has also led DeepLearning.AI Corp., which provides AI training, including through our platform, since its founding in June 2017. Dr. Ng holds a B.S. in Math and Computer Science from Carnegie Mellon University, an M.S. in Electrical Engineering and Computer Science from MIT, and a Ph.D. in Computer Science from the University of California, Berkeley. We believe Dr. Ng’s knowledge of our company as co-founder and his breadth and depth of experience as a pioneer in online education bring invaluable industry and leadership expertise to our board of directors.

Amanda M. Clark has served as a member of our board of directors since November 2020. Ms. Clark has been the Chief Development Officer of Papa John’s International, Inc. (Nasdaq: PZZA), a restaurant franchise, since February 2020 and was previously with Taco Bell Corp., a restaurant company, where she was responsible for design, consumer facing technology, merchandising, customer marketing, new concepts, and company development, and served as Executive Vice President Restaurant Experience from February 2019 to February 2020, Senior Vice President North America Development from May 2017 to February 2019, and the General Manager for Taco Bell Canada from November 2015 to August 2018. Previously, Ms. Clark served in roles of increasing responsibility in Brand Marketing at Taco Bell since 2013. Prior to joining Taco Bell, Ms. Clark worked at Procter and Gamble (NYSE: PG), a multinational consumer goods corporation, in various marketing roles for nearly 12 years on P&G brands including Olay, Pampers, and Oral-B. Ms. Clark holds a B.A. in Psychology and Theater Studies from Yale University. We believe Ms. Clark brings significant business, marketing, and leadership experience to our board of directors.

L. John Doerr has served as a member of our board of directors since December 2011. Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers (“KPCB”), a venture capital firm, since August 1980. He currently serves on the board of directors of Alphabet Inc. (Nasdaq: GOOG), the parent holding company of Google LLC, Doordash Inc. (NYSE: DASH), a provider of restaurant food delivery services, Amyris, Inc. (Nasdaq: AMRS), a renewable products company, and Bloom Energy Corporation (NYSE: BE), a clean energy company. Mr. Doerr was previously a director of Amazon.com, Inc., an e-commerce company, from 1996 to 2010, and Zynga Inc. (Nasdaq: ZNGA), a game developing company. Mr. Doerr holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from Rice University, and an M.B.A. from Harvard Business School. We believe Mr. Doerr brings significant public company director experience and global business, leadership, venture capital, and financial expertise to our board of directors.

Theodore R. Mitchell has served as a member of our board of directors since May 2020. Dr. Mitchell assumed the Presidency of the American Council on Education in September 2017. Prior to that time, he was the Under Secretary of the United States Department of Education from May 2014 until January 2017, responsible for all post-secondary and adult education policy programs. From January 2017 to September 2017, Mr. Mitchell served as a private consultant, including to the American Council on Education. Prior to his federal service, Dr. Mitchell served as the Chief Executive Officer of the NewSchools Venture Fund, a national investor in education technology, from June 2005 to May 2014. Dr. Mitchell also previously served as President of the California State Board of Education, President of Occidental College, and in a variety of leadership roles at UCLA, including Vice Chancellor. Dr. Mitchell was Deputy to the President and to the Provost at Stanford University and began his career as a professor at Dartmouth College where he also served as Chair of the Department of Education. Dr. Mitchell has also served as a member of the board of directors of The McClatchy Company (PNK: MNIQQ) since 2017. Dr. Mitchell holds a B.A. and Ph.D. in Education from Stanford University. We believe Dr. Mitchell brings extensive experience as a leader in education, business, and public policy to our board of directors.

Scott D. Sandell has served as a member of our board of directors since December 2011. Mr. Sandell has served as Managing General Partner of New Enterprise Associates, Inc. (“NEA”), a venture capital firm, since April 2017, Co-Managing General Partner from April 2015 to April 2017, and as a General Partner since September 2000. Mr. Sandell joined NEA in January 1996 and served as head of the firm’s technology investing practice for 10 years. He currently serves as lead independent director of Cloudflare, Inc. (NYSE: NET), an internet security company, and as a director of Bloom Energy Corporation (NYSE: BE), a clean energy company, as well as several privately-held companies. Mr. Sandell previously served on the board of directors of Fusion-io, Inc., a computer hardware and software systems company acquired by SanDisk Corporation, Tableau Software (NYSE: DATA), Inc., a software company, Workday, Inc. (Nasdaq: WDAY), a provider of on-demand financial management and human capital management software, and Spreadtrum Communications, Inc., a semiconductor company acquired by Tsinghua Unigroup. Mr. Sandell holds an A.B. in Engineering from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Sandell brings significant public company director experience and global business, leadership, finance, and venture capital industry expertise to our board of directors.

Sabrina L. Simmons has served as a member of our board of directors since February 2020 and has been designated to serve as chair of our audit committee. Ms. Simmons has served as Executive Vice President and Chief Financial Officer of The Gap, Inc. (“The GAP”) (NYSE: GPS), a clothing company, from January 2008 until February 2017. Ms. Simmons held several positions at The Gap, including as Executive Vice President, Corporate Finance from September 2007 to January 2008, Senior Vice President, Corporate Finance and Treasurer from March 2003 to September 2007, and Vice President and Treasurer from September 2001 to March 2003. Prior to joining The Gap, Ms. Simmons served as the Chief Financial Officer and an executive member of the board of directors of Sygen International PLC, a British genetics company, and was Assistant Treasurer at Levi Strauss & Co. (NYSE: LEVI), a clothing company. Ms. Simmons currently serves as a member of the board of directors of Williams-Sonoma, Inc. (NYSE: WSM), a consumer retail company, where she is the chair of the audit and finance committee, Columbia Sportswear Company (Nasdaq: COLM), an outdoor apparel company, where she is a member of the compensation committee and the nominating and corporate governance committee, and of e.l.f. Beauty, Inc. (NYSE: ELF), an international cosmetics company, where she also chairs the audit committee. Ms. Simmons holds a B.S. degree in Business Administration from the University of California, Berkeley and an M.B.A. from the University of California, Los Angeles. We believe Ms. Simmons brings extensive public company leadership and board experience and significant financial expertise to our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members and has one vacancy. Andrew Y. Ng serves as Chair of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that five of the seven directors on our board of directors qualify as independent directors, as defined under the listing rules of the NYSE: Amanda M. Clark, L. John Doerr, Theodore R. Mitchell, Scott D. Sandell, and Sabrina L. Simmons. The are no family relationships among any of our executive officers and directors.

Our amended and restated certificate of incorporation provides holders of our preferred stock and holders of our common stock with certain rights to elect directors to our board of directors. L. John Doerr and Scott D. Sandell were elected by the holders of a majority of our preferred stock, Jeffrey N. Maggioncalda was elected by the holders of a majority of our common stock, and the remaining directors were elected by a majority of the holders of our preferred stock and our common stock voting together as a single class on an as-converted basis. Separate class voting rights will terminate upon completion of this offering.

In accordance with the terms of our amended and restated bylaws, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms.

Effective upon completion of this offering, our board of directors will be divided into the following classes:

•	Class I, which will consist of , , and , whose terms will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of , , and , whose terms will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of , , and , whose terms will expire at our third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least two-thirds (2/3) of our voting stock.

Role of our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our Leadership, Diversity, Equity, Inclusion and Compensation Committee (“LDEIC”) assesses and monitors whether our compensation plans, policies, and programs comply with applicable legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee (the LDEIC), and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current NYSE rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee consists of Sabrina L. Simmons,                 , and                 . Sabrina L. Simmons has been designated to serve as the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the independence requirements of the NYSE and Rule 10A-3 under the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of their prior and current employment.

Our board of directors has determined that Ms. Simmons qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the                  listing rules. In making this determination, our board of directors has considered Ms. Simmons’ formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence, and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing our financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the responsibilities, budget, staffing, and effectiveness of our internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

•

obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditors, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditors;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention, and treatment of complaints received by us regarding financial controls, accounting, auditing, or other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Leadership, Diversity, Equity, Inclusion and Compensation Committee

Our LDEIC consists of                 ,                  and                 .                  serves as the chair of our LDEIC. Our board of directors has determined that each of the members of the LDEIC is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the independence requirements of                 .

The functions of this committee include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;

•	granting equity awards not subject to stockholder approval under applicable listing standards;

•	reviewing and assessing the independence of compensation consultants, legal counsel, and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•

reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements, and any other material arrangements for our executive officers;

•	reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members and officers;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the annual report on executive compensation that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the LDEIC and its charter and recommending such changes as deemed necessary with our board of directors.

We believe that the composition and functioning of our LDEIC complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                 ,                  and                  .                 serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of our nominating and corporate governance committee satisfies the independence requirements of the NYSE.

The functions of this committee include, among other things:

•	identifying, reviewing, and making recommendations of candidates to serve on our board of directors;

•	evaluating the performance of our board of directors, committees of our board of directors, and individual directors and determining whether continued service on our board is appropriate;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	evaluating the current size, composition, and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing and making recommendations to our board of directors regarding the stock ownership guidelines applicable to our non-employee board members and officers;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends;

•

developing and reviewing periodically with the Chairman of the board of directors and the Chief Executive Officer the succession plan relating to the Chief Executive Officer and make recommendations to the board of directors with respect to such plan; and

•

reviewing periodically the nominating and corporate governance committee charter, structure, and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of our LDEIC have ever been an executive officer or employee of ours. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or LDEIC.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated bylaws, which will be effective immediately prior to the completion of this offering, limits our directors’ liability to the fullest extent permitted under the Delaware General Corporation

Law (the “DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption or repurchases of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers, and directors, as well as a Code of Ethics applicable to our senior financial officers (collectively, the “Codes of Conduct”). The Codes of Conduct will be available on our website at www.coursera.org. Information contained on or accessible through our website is not a part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Codes of Conduct and must approve any waivers of the Codes of Conduct for employees, executive officers, and directors. We expect that any amendments to the Codes of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

We have not historically paid cash retainers or other compensation in respect of service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. We have also, from time to time, granted stock options or RSUs to our non-employee directors as compensation under our equity incentive plans. See “Executive Compensation—Director Compensation.”

We expect to adopt a non-employee director compensation policy that will become effective upon the closing of this offering. We expect this policy will include the following proposed cash compensation for the new directors, which is based on a review of director compensation at comparable companies in our industry. We anticipate that our board of directors or the nominating and corporate governance committee will approve cash compensation for non-employee directors consisting of a $                 annual retainer, an additional $                 annual retainer for the lead independent director, if any, and the following for committee services, contingent upon the closing of this offering:

Committee	Chair	Member
Leadership, Diversity, Equity, Inclusion and Compensation Committee	$	$
Nominating and Corporate Governance Committee
Audit Committee

The foregoing cash compensation, combined with equity compensation of non-employee directors, cannot exceed an aggregate amount of $                 per year (or $                 per year for the first fiscal year following the offering).

For information regarding equity compensation for non-employee directors, see “Executive Compensation—Director Compensation.”

EXECUTIVE COMPENSATION

Our named executive officers, who consist of our principal executive officer and our next two most highly compensated executive officers, for the year ended December 31, 2020 were:

•	Jeffrey N. Maggioncalda, our President and Chief Executive Officer;

•	Kenneth R. Hahn, our Senior Vice President, Chief Financial Officer and Treasurer; and

•	Betty M. Vandenbosch, our Senior Vice President and Chief Content Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jeffrey N. Maggioncalda	2020	400,000
President, Chief Executive Officer
Kenneth R. Hahn	2020	218,750
Senior Vice President, Chief Financial Officer, Treasurer
Betty M. Vandenbosch	2020	251,894
Senior Vice President, Chief Content Officer

(1)	Mr. Hahn joined us in May 2020 and his annual salary for 2020 was $350,000. Dr. Vandenbosch joined us in February 2020 and her annual salary for 2020 was $350,000.
(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer under our equity incentive plans, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. See Note          to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions we made in determining the grant-date fair value of our equity awards.

(3)

The amounts in this column represent the applicable named executive officer’s total annual performance-based cash bonus for the year ended December 31, 2020, as described below under “Annual Cash Bonuses.”

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our named executive officers. In setting our named executive officers’ base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our named executive officers, individual performance as compared to our expectations and objectives, our desire to motivate our named executive officers to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company.

Base Salaries

In 2020, base salary was set at a level that was commensurate with each named executive officer’s respective duties and authorities, contributions, prior experience and sustained performance.

Annual Cash Bonuses

We maintain an annual Executive Incentive Compensation Plan in which our named executive officers participate. Participants are eligible to earn a cash incentive payment based upon an individual at-target incentive opportunity, which is assigned individually and expressed as either a target dollar amount or as a percentage of the named executive officer’s annual base salary earned during that portion of the year in which he or she is designated a participant in the plan. The performance criteria applicable to our named executive officers in 2020 included the enrollment of 7,000 global degree learners, the achievement of $242,000,000 in annual revenue, and the achievement of $10,000,000 of cash from new content, each of which is equally weighted for purposes of determining achievement under the plan. In 2020, Mr. Maggioncalda’s, Mr. Hahn’s, and Dr. Vandenbosch’s target bonuses were 62.50%, 50% and 30% of their respective base salaries. In 2020, we enrolled      global degree learners, and achieved      in annual revenue and      in cash from new content, resulting in achievement of targets at     % and the bonus payouts set forth above. Executives must be employed on the date of payment to receive a bonus under the Executive Incentive Compensation Plan, except as provided in the executive’s employment agreement or the Executive Severance Plan (as described below).

Equity Incentive Awards

Our equity incentive awards are designed to align our interests with those of our employees, including our named executive officers.

Stock options are granted to our employees, including our named executive officers, under the Executive Stock Plan and the Non-Executive Plan. RSUs are granted to our employees, including our named executive officers, under the Non-Executive Plan.

Options are granted with an exercise price not less than the fair market value of shares of our common stock on the date of grant and generally become exercisable within four years after the date of grant, subject to accelerated vesting in certain circumstances. Options generally expire ten years from the date of grant. The Predecessor Stock Incentive Plans provide for the grant of incentive stock options (“ISOs”), which qualify for favorable tax treatment to recipients under Section 422 of the Code, and nonstatutory stock options (“NSOs”). Such awards may be granted to our employees, including officers, and to non-employee directors and consultants.

Following the closing of this offering, equity awards will be granted to our employees, including our named executive officers, under the Coursera, Inc. 2021 Stock Incentive Plan (as described below).

Health and Welfare Benefits and Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of our other employees. We do not maintain any executive-specific benefit or perquisite programs.

Retirement Benefits

We sponsor a tax-qualified Section 401(k) plan for our eligible United States employees, including the named executive officers. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We do not provide matching or profit-sharing contributions under this plan.

We do not provide employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans or nonqualified defined contribution plans.

Existing Employment Agreements with Our Named Executive Officers

Below are descriptions of the material terms of the employment agreements with our named executive officers. The employment agreements generally provide for at-will employment and set forth the named executive officer’s initial base salary and eligibility for employee benefits.

Employment Agreement with Jeffrey N. Maggioncalda

We entered into an employment agreement with Mr. Maggioncalda dated June 1, 2017 (the “Maggioncalda Employment Agreement”) to serve in the position of Chief Executive Officer. The Maggioncalda Employment Agreement provides for an annual base salary of $400,000 and eligibility to receive an annual bonus with a target amount equal to $250,000, based upon the achievement of company performance objectives established by the Board and subject to the terms of the applicable bonus plan and Mr. Maggioncalda’s continued employment through the date of payment.

The Maggioncalda Employment Agreement also provides that we would recommend to the Board that Mr. Maggioncalda be granted a stock option to purchase 5,552,808 shares of our common stock at an exercise price equal to the fair market value of a share of our common stock as determined by the Board on July 13, 2017, the date of grant (the “Maggioncalda Option”). The Maggioncalda Option is intended to be an ISO to the maximum extent permitted under the Code and will otherwise be an NSO. The Maggioncalda Option vests over four years commencing on Mr. Maggioncalda’s start date, with 25% of the shares underlying the Maggioncalda Option vesting on the first anniversary of Mr. Maggioncalda’s start date, and the balance vesting in equal monthly installments over the next thirty-six months, in each case subject to Mr. Maggioncalda’s continued service with us. If the Maggioncalda Option is not assumed, continued or substituted for in a “change of control” (as defined in the Maggioncalda Employment Agreement), the vesting of the Maggioncalda Option will accelerate in full immediately prior to such change of control.

The Maggioncalda Employment Agreement provides that if he is terminated by us without “cause” or experiences a “constructive termination” (as such terms are defined in the Maggioncalda Employment Agreement) not in connection with a change of control, and provided that he delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his termination of employment, Mr. Maggioncalda will be entitled to (i) acceleration as to twenty-five percent (25%) of the then unvested portion of the Maggioncalda Option and (ii) a lump sum payment equal to the sum of (x) twelve (12) months of his then current annual base salary plus (y) his full target bonus for the calendar year of his termination.

The Maggioncalda Employment Agreement provides that if he is terminated by us without cause or experiences a constructive termination within three (3) months prior to or twelve (12) months following a change of control, and provided that he delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his termination of employment, Mr. Maggioncalda will be entitled to (i) accelerated vesting of one hundred percent (100%) of the then unvested portion of the Maggioncalda Option and (ii) a lump sum severance payment equal to the sum of (x) twelve (12) months of his then current annual base salary plus (y) his full target bonus for the calendar year of his termination.

Employment Agreement with Kenneth R. Hahn

We entered into an employment agreement with Mr. Hahn dated as of April 27, 2020 to serve in the position of Senior Vice President and Chief Financial Officer (the “Hahn Employment Agreement”). The Hahn Employment Agreement provides for an annual base salary of $350,000 and eligibility to receive an annual bonus with a target amount equal to 50% of Mr. Hahn’s annual base salary, based upon the achievement of company performance objectives established by the Chief Executive Officer and subject to the terms of the applicable bonus plans and Mr. Hahn’s continued employment through the date of payment.

The Hahn Employment Agreement also provides that we would recommend to the Board that Mr. Hahn be granted an option to purchase 1,250,000 shares of our common stock at an exercise price equal to the fair market value of a share of our common stock as determined by the Board on May 19, 2020, the date of grant (the “Hahn Option”). The Hahn Option is intended to be an ISO to the maximum extent permitted under the Code, and will otherwise be an NSO. The Hahn Option vests over four years commencing on Mr. Hahn’s start date, with 25% of the shares underlying the Hahn Option vesting on the first anniversary of Mr. Hahn’s start date, and the balance vesting in equal monthly installments over the next thirty-six (36) months, in each case subject to Mr. Hahn’s continued service with us.

The Hahn Employment Agreement includes severance and vesting acceleration provisions. However, because the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” includes severance and vesting acceleration provisions that are more favorable to Mr. Hahn, the severance and vesting acceleration provisions in the Executive Severance Plan, rather than in the Hahn Employment Agreement, will apply to Mr. Hahn.

Employment Agreement with Betty M. Vandenbosch

We entered into an employment agreement with Dr. Vandenbosch dated as of February 26, 2020 (the “Vandenbosch Employment Agreement”). The Vandenbosch Employment Agreement provides for Dr. Vandenbosch’s at-will employment as our Chief Content Officer, an annual base salary of $350,000 and eligibility to receive an annual bonus with a target amount equal to 30% of Dr. Vandenbosch’s annual base salary, based upon the achievement of company performance objectives established by the Chief Executive Officer and subject to the terms of the applicable bonus plans and Dr. Vandenbosch’s continued employment through the date of payment. The Vandenbosch Employment Agreement also includes a $50,000 lump sum signing bonus that must be repaid in its entirety if Dr. Vandenbosch’s employment terminates within twelve (12) months of her start date.

The Vandenbosch Employment Agreement provides that we would recommend to the Board that Dr. Vandenbosch be granted an option to purchase 400,000 shares of our common stock at an exercise price equal to the fair market value of a share of our common stock as determined by the Board on May 19, 2020, the date of grant (the “Vandenbosch Option”). The Vandenbosch Option is intended to be an ISO to the maximum extent permitted under the Code, and will otherwise be an NSO. The Vandenbosch Option vests over four years commencing on Dr. Vandenbosch’s start date, with 25% of the shares underlying the Vandenbosch Option vesting on the first anniversary of Dr. Vandenbosch’s start date, and the balance vesting in equal monthly installments over the next thirty-six (36) months, in each case subject to Dr. Vandenbosch’s continued service with us.

The Vandenbosch Employment Agreement includes severance and vesting acceleration provisions. However, because the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” includes severance and vesting acceleration provisions that are more favorable to Dr. Vandenbosch, the severance and vesting acceleration provisions in the Executive Severance Plan, rather than in the Vandenbosch Employment Agreement, will apply to Dr. Vandenbosch.

Employee Assignment of Intellectual Property and Confidentiality Agreements

Each of our named executive officers has executed a form of our standard Proprietary Information and Inventions Assignment Agreement which contains customary restrictions on disclosure of our confidential information, as well as provisions regarding the assignment of intellectual property.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. All of the equity awards in the table were granted under the Predecessor Stock Incentive Plans. The terms of the Predecessor Stock Incentive Plans are described below under “Equity Incentive Plans.” All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

			Option Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Jeffrey N. Maggioncalda	11/18/2020	(1)	—	700,000	15.17	11/18/2030	—	—
	11/18/2020	(2)	—	—	—	—	333,000
	7/13/2017	(1)	4,155,875	—	2.56	7/13/2027	—	—
Kenneth R. Hahn	12/7/2020	(3)	—	—	—	—	80,000
	5/19/2020	(1)	—	1,250,000	6.06	5/19/2030	—
Betty M. Vandenbosch	12/7/2020	(3)	—	—	—	—	110,000
	8/18/2020	(1)	—	99,000	7.91	8/18/2030
	8/18/2020	(4)	—	—	—	—	33,000
	5/19/2020	(1)	—	400,000	6.06	5/19/2030	—	—

(1)

25% of the total number of shares of stock subject to this option will vest on the first anniversary of the vesting commencement date (as defined in the stock option agreement) and 1/48th of the total number of shares of stock subject to the option will vest in monthly installments for 36 months thereafter, subject to the named executive officer’s continuous service through each such date. If applicable, vesting accelerates as provided in, and subject to the terms and conditions of, as applicable, the named executive officer’s stock option agreement, employment agreement, or the Executive Severance Plan.

(2)

Award vests on the first date upon which both the service-based requirement and the liquidity event requirement are satisfied with respect to the award. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of: (1) a change in control event (as defined in the applicable award agreement) or (2) the first sale of our common stock pursuant to an initial public offering, in each case, within seven (7) years of the grant date (the “Liquidity Event Requirement”). For the avoidance of doubt, failure to satisfy the Liquidity Event Requirement within seven (7) years of the grant date results in the cancellation of the RSUs. The service-based requirement will be satisfied in installments as follows: 25% of the RSUs will have the service-based requirement satisfied on May 15, 2022, with the remaining 75% of the RSUs vesting with respect to the service-based requirement in equal quarterly installments during the next twelve (12) quarters thereafter, subject to Mr. Maggioncalda’s continuous service through each such date. If applicable, vesting accelerates as provided in, and subject to the terms and conditions of, Mr. Maggioncalda’s award agreement.

(3)

Award vests on the first date upon which both the service-based requirement and the Liquidity Event Requirement with respect to the award are satisfied. The service-based requirement will be satisfied in installments as follows: 25% of the RSUs will have the service-based requirement satisfied on May 15, 2023, with the remaining 75% of the RSUs vesting with respect to the service-based requirement in equal quarterly installments during the next eight (8) quarters thereafter, subject to the named executive officer’s continuous service through each such date. If applicable, vesting accelerates as provided in, and subject to the terms and conditions of, the named executive officer’s applicable award agreement or the Executive Severance Plan.

(4)

Award vests on the first date upon which both the service-based requirement and the Liquidity Event Requirement with respect to the award are satisfied. The service-based requirement will be satisfied in installments as follows: 25% of the RSUs will have the service-based requirement satisfied on August 15, 2021, with the remaining 75% of the RSUs vesting with respect to the service-based requirement in equal quarterly installments during the next twelve (12) quarters thereafter, subject to Dr. Vandenbosch’s continuous service through each such date. If applicable, vesting accelerates as provided in, and subject to the terms and conditions of, Dr. Vandenbosch’s award agreement or the Executive Severance Plan.

Potential Payments upon Termination or Change in Control

Executive Severance Plan

In                , 2021, we adopted an Executive Severance Plan (the “Executive Severance Plan”) applicable to our Chief Executive Officer and certain members of our executive management team who report directly to our Chief Executive Officer (including each of our named executive officers) that is effective as of                 . Under the Executive Severance Plan, if a named executive officer’s employment is terminated by us without “cause” (as defined in the Executive Severance Plan), and provided that he or she delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his or her termination of employment and complies with all applicable restrictive covenants and contractual obligations, the named executive officer will be entitled to (i) a lump sum payment equal to the sum of (A) six (6) months of his or her then current annual base salary plus (B) an additional week of his or her then current annual base salary for every full year of employment with us prior to termination, payable on the first business day after the sixtieth (60th) day following the named executive officer’s termination of employment, and (ii) if the named executive officer elects to continue health insurance coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, payment by us of the COBRA premium for a period of six (6) months following the named executive officer’s termination of employment for such coverage as of the date of the named executive officer’s termination, payable commencing on the first business day after the sixtieth (60th) day following the named executive officer’s termination of employment.

If any named executive officer’s employment is terminated (i)(A) by the named executive officer with “good reason” (as defined in the Executive Severance Plan), or (B) by us without “cause” and (ii) such termination occurs within three (3) months prior to or twelve (12) months following a “change of control” (as such terms are defined in the Executive Severance Plan), and provided that he or she delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his or her termination of employment and complies with all applicable restrictive covenants and contractual obligations, the named executive officer will be entitled to receive:

•

a lump sum payment equal to the sum of (i) six (6) months of his or her then current annual base salary, plus (ii) an additional week of his or her then current annual base salary for every full year of employment with us prior to termination, plus (iii) the amount of any earned but unpaid bonus attributable to the fiscal year preceding the year in which the termination of employment occurs, plus (iv) a pro-rated portion of the named executive officer’s then current target annual bonus;

•

if the named executive officer elects to continue health insurance coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, payment by us of the COBRA premium for a period of six (6) months following the named executive officer’s termination of employment for such coverage as of the date of the named executive officer’s termination, payable commencing on the first business day after the sixtieth (60th) day following the named executive officer’s termination of employment; and

•	full acceleration with respect to the service-based vesting component of all equity compensation awards outstanding as of the effective date of the Executive Severance Plan.

In addition, in the event any of the payments or benefits provided for under the Executive Severance Plan or that are otherwise paid or will become payable to a named executive officer would constitute a “parachute payment” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer.

To the extent that an eligible named executive officer participates in any other plan or has entered into another agreement with us that also provides for one or more of the severance benefits provided under the

Executive Severance Plan, then with respect to each such payment or benefit, the named executive officer will be entitled to receive either (i) such payment or benefit under such other agreement or (ii) the payment or benefit provided under the Executive Severance Plan, whichever of the foregoing results in the receipt by the named executive officer on an after-tax basis of the greater payment or benefit, and provided that the named executive officer does not receive any duplication of payments or benefits.

Equity Award Acceleration Terms

Mr. Maggioncalda’s July 13, 2017 and November 18, 2020 stock option grants are subject to double-trigger acceleration of 100% of the remaining unvested shares underlying such options, as set forth in the respective stock option agreements and the Maggioncalda Employment Agreement. If Mr. Maggioncalda is terminated by us without cause or experiences a constructive termination, in each case, within three (3) months prior to or twelve (12) months following a change of control, and provided that he delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his termination of employment, Mr. Maggioncalda will be entitled to accelerated vesting of one hundred percent (100%) of the then unvested portion of such options. If not assumed, continued, or substituted for in a “change of control” (as defined in the Maggioncalda Employment Agreement), the vesting of the options subject to these grants will fully accelerate immediately prior to such change of control. Such acceleration will occur whether or not Mr. Maggioncalda is terminated by us without cause or experiences a constructive termination in connection with the change of control.

Mr. Maggioncalda’s November 18, 2020 RSU grant is subject to 100% double-trigger acceleration with respect to the service-based requirement of unvested RSUs, as set forth in the applicable award agreement. If Mr. Maggioncalda is terminated by us without cause or experiences a constructive termination, in each case, within three (3) months prior to or twelve (12) months following a change of control, and provided that he delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of his termination of employment, Mr. Maggioncalda will be entitled to accelerated vesting with respect to the service-based vesting requirement of one hundred percent (100%) of the then unvested RSUs. If not assumed, continued, or substituted for in a “change of control” (as defined in the Maggioncalda Employment Agreement), vesting will fully accelerate with respect to the service-based requirement of unvested RSUs immediately prior to such change of control. Such acceleration will occur whether or not Mr. Maggioncalda is terminated by us without cause or experiences a constructive termination in connection with the change of control.

Mr. Hahn’s and Dr. Vandenbosch’s RSU grants are each subject to 100% double-trigger acceleration with respect to the service-based requirement of unvested RSUs, as set forth in the applicable award agreements or the Executive Severance Plan. Mr. Hahn’s and Dr. Vandenbosch’s stock options grants are subject to double-trigger acceleration of 100% of the remaining unvested shares underlying such options, as set forth in the applicable stock option agreements, the applicable employment agreements, or the Executive Severance Plan. Upon a termination by us without cause or a constructive termination, in each case, within three (3) months prior to or twelve (12) months following a change of control, and provided that such named executive officer delivers a signed release of claims in our favor that becomes effective and irrevocable within sixty (60) days of termination of employment and compliance with all applicable restrictive covenants and contractual obligations, the named executive officer will be entitled to accelerated vesting of (i) one hundred percent (100%) of the then unvested portion of any stock options and (ii) the service-based vesting requirement of one hundred percent (100%) of the then unvested RSUs.

Equity Incentive Plans

Predecessor Stock Incentive Plans

The following is a description of the material terms of the Predecessor Stock Incentive Plans (as defined above), which are materially the same except as indicated below. The summary below does not contain a complete description of all provisions of the Predecessor Stock Incentive Plans and is qualified in its entirety by reference to the Predecessor Stock Incentive Plans, copies of which will be included as exhibits to the registration statement of which this prospectus forms a part.

General. The Executive Stock Plan was adopted by our board of directors and subsequently approved by our stockholders on February 12, 2014. The Non-Executive Plan was originally adopted in 2013 and was most recently amended effective August 18, 2020.

As of December 31, 2020, 64,424 shares of common stock remained available for future issuance under the Executive Stock Plan and options to purchase a total of 7,329,224 shares of our common stock were outstanding under the Executive Stock Plan. The weighted average exercise price of the options outstanding under the Executive Stock Plan was $2.27 per share.

As of December 31, 2020, 8,032,960 shares of common stock remained available for future issuance under the Non-Executive Plan and awards to acquire a total of 28,406,884 shares, including options to purchase a total of 25,130,284 shares of our common stock, were outstanding under the Non-Executive Plan. The weighted average exercise price of the options outstanding under the Non-Executive Plan was $5.28 per share.

Following the completion of this offering, no additional awards and no shares of our common stock will remain available for future issuance under the Predecessor Stock Incentive Plans. However, the Predecessor Stock Incentive Plans will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Shares originally reserved for issuance under the Predecessor Stock Incentive Plans, but which are not subject to outstanding awards on the effective date of the 2021 Plan, and shares subject to outstanding awards under the Predecessor Stock Incentive Plans on the effective date of the 2021 Plan that are subsequently forfeited or terminated for any reason before being exercised or becoming vested will again become available for awards under our 2021 Plan.

The Predecessor Stock Incentive Plans provide for the grant of ISOs to employees and the grant of NSOs to employees, non-employee directors, advisors, and consultants. The Predecessor Stock Incentive Plans also provide for the grants of restricted stock awards, unrestricted stock awards, share appreciation rights (“SARs”), and, only under the Non-Executive Plan, RSUs to employees, non-employee directors, advisors and consultants.

Administration. The Predecessor Stock Incentive Plans have been administered by our LDEIC, and may be amended, suspended, or terminated by our board of directors. To the extent required by applicable law, stock exchange listing standards, or deemed necessary or advisable by our board of directors, any amendment to a Predecessor Stock Incentive Plan is subject to stockholder approval.

Authorized Shares. We previously reserved 17,980,000 shares of our common stock for issuance under the Executive Stock Plan and 47,567,319 shares of our common stock for issuance under the Non-Executive Plan. In the event of a stock split, reverse stock split, stock dividend, combination, or reclassification of the shares or similar transaction affecting the shares (including a merger, consolidation, or sale of all or substantially all of our assets), the administrator of the Predecessor Stock Incentive Plans will equitably and proportionately adjust (i) the number and type of shares (or other securities) that thereafter may be made the subject of awards, (ii) the number, amount, and type of shares (or other securities or property) subject to any outstanding awards, (iii) the grant, purchase, or exercise or base price of any outstanding awards, (iv) the performance standards applicable to any then-outstanding performance-based awards, and/or (v) the securities, cash, or other property deliverable upon exercise or vesting of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the applicable Predecessor Stock Incentive Plan and the then-outstanding awards.

Stock Options. The administrator of the Predecessor Stock Incentive Plans determines the exercise price for each stock option, provided that the exercise price of an option must equal at least one hundred percent (100%) of the common stock fair market value on the date of grant and the term of an option may not exceed ten (10) years, provided further, that no ISO may be granted to any stockholder holding more than ten percent (10%) of our voting shares unless the option exercise price is at least one hundred and ten percent (110%) of the common stock fair market value subject to the option on the date of grant, and the term of the ISO does not exceed five (5) years from the date of grant. No option may be transferred by the optionholder other than to us, by gift or domestic relations order, by will, or by the laws of descent or distribution. Each option may be exercised during the optionholder’s lifetime solely by the optionholder. Options granted under the Predecessor Stock Incentive Plans generally vest at the rate of 25% after one year from the vesting commencement date and in equal monthly installments thereafter for an additional three years. As described under “—Potential Payments upon Termination or Change of Control,” certain stock options granted to executives include double-trigger vesting acceleration provisions, pursuant to which certain participants will be entitled to vesting in full of the total number of shares subject to the applicable award to the extent then outstanding and unvested in the event of a termination without “cause” or a “constructive termination” of employment in connection with or within twelve (12) months following a “change of control” (each as defined in the applicable award agreement). Unless otherwise provided in an applicable award agreement, upon the termination of an optionholder’s service as an employee, non-employee director, or consultant for any reason other than death or disability, such optionholder may exercise his or her vested options for three (3) months after the date service terminates. In the case of the optionholder’s termination of service as a result of the optionholder’s death or disability, the option will generally remain exercisable for twelve (12) months following such termination. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Restricted Stock. Restricted stock is a share award that may be conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other criteria that the Predecessor Stock Incentive Plans administrator may specify in a restricted stock agreement. Upon the grant of a restricted stock award and payment of any applicable purchase price, a grantee of restricted stock is considered the record owner of and is entitled to vote the restricted stock if, and to the extent, such shares of stock are entitled to voting rights, subject to such conditions contained in the restricted stock agreement. Restricted stock may not be sold, transferred, or otherwise disposed of except as specifically provided in the restricted stock agreement. If a grantee’s service with us terminates, we have the right, as may be specified in the relevant restricted stock agreement, to repurchase some or all of the shares of our common stock subject to the award at such purchase price as is set forth in the restricted stock agreement.

Stock Unit Awards. Under the Non-Executive Plan, RSUs give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any performance conditions or other vesting arrangements, established by the LDEIC and as set forth in a RSU award agreement. An RSU award may be settled by cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the LDEIC. Recipients of RSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the LDEIC’s discretion and as set forth in the RSU award agreement, RSUs may provide for the right to dividend equivalents.

Beginning in 2020, we granted RSUs to certain employees that will vest on the first date upon which both the “service-based requirement” and the “liquidity event requirement” (as such terms are defined in the applicable award agreement) are satisfied with respect to that particular RSU; provided, that such vesting conditions are satisfied within seven (7) years of the grant date. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of: (1) a “change in control event” (as defined in the award agreement) or (2) the first sale of common stock pursuant to an initial public offering, including the consummation of this offering. The service-based requirement will generally be satisfied in installments as follows: 25% of the RSUs will have the service-based requirement satisfied on the anniversary of the mid-point of the quarter in which the award was granted and 1/16th of the RSUs will have the service-based requirement satisfied in equal quarterly installments during the next 12 quarters thereafter, subject to the participant’s continuous service through each such vesting date. As described under “—Potential Payments upon Termination or Change of Control,” certain RSUs granted to executives include double-trigger vesting acceleration provisions, pursuant to which certain participants will be entitled to immediate vesting with respect to the service-based requirement applicable to the total number of shares subject to the applicable award to the extent then outstanding and unvested in the event of a termination without “cause” or a “constructive termination” of employment in connection with or within twelve (12) months following a “change of control” (each as defined in the applicable award agreement).

Unrestricted Stock Awards and SARs. We have not granted any unrestricted stock awards or SARs under the Predecessor Stock Incentive Plans.

Corporate Transactions. The Predecessor Stock Incentive Plans provide that, in the event of a merger, consolidation, sale of all or substantially all of our assets, or sale of 50% or more of our voting stock to a third party (each, a “Change in Control Event”), the Predecessor Stock Incentive Plans administrator may make provision for a cash payment in settlement of, or for the assumption, substitution, or exchange of, any or all outstanding awards (or the cash, securities, or other property deliverable to the holder(s) of any or all outstanding awards) based upon, to the extent relevant in the circumstances, the distribution or consideration payable to holders of shares of stock in respect of such event (and reduced by the aggregate exercise price, in the case of stock options). Upon the occurrence of a Change in Control Event, each then-outstanding award (whether or not vested and/or exercisable) shall terminate, subject to any provision that has been expressly made by the Predecessor Stock Incentive Plans administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange, or other continuation or settlement of such award. The Predecessor Stock Incentive Plans administrator may, in its sole discretion, provide in the applicable award agreement or by an amendment thereto for the accelerated vesting of one or more awards to the extent such awards are outstanding upon a Change in Control Event or such other events or circumstances as such plan administrator may provide.

2021 Stock Incentive Plan

Our 2021 Stock Incentive Plan (the “2021 Plan”) was adopted by our board of directors on January 5, 2021, and our stockholders approved the 2021 Plan on                 , 2021. The 2021 Plan will become effective, and no awards may be granted under the 2021 Plan until the completion of this offering. Once the 2021 Plan is effective, no further grants will be made under our Predecessor Stock Incentive Plans.

Stock Awards. The 2021 Plan provides for the grant of ISOs, NSOs, restricted share awards, stock unit awards, stock appreciation rights, cash-based awards, and performance-based stock awards (collectively, “stock awards”). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other stock awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our parent, subsidiaries, and affiliates.

Share Reserve. The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2021 Plan will not exceed the sum of (x)                  shares, plus (y) the sum of (1) the number of reserved shares remaining available for issuance under the Predecessor Stock Incentive Plans on the effective date of the 2021 Plan and (2) the number of shares subject to outstanding stock awards granted under either of the Predecessor Stock Incentive Plans and that following the effective date of the 2021 Plan are subsequently (i) forfeited or terminated for any reason before being exercised or settled; (ii) not issued because such stock award is settled in cash; (iii) subject to vesting restrictions and are subsequently forfeited; (iv) withheld or reacquired to satisfy the applicable exercise, strike or purchase price; or (v) withheld or reacquired to satisfy a tax withholding obligation, as such shares become available from time to time, plus (z) an annual increase on the first day of each fiscal year, for a period of not more than ten (10) years, beginning on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to (a) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or (b) such lesser amount (including zero) that the LDEIC (as defined above) determines for purposes of the annual increase for that fiscal year.

If restricted shares or shares issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the 2021 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2021 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or stock appreciation rights shall again become available for awards under the 2021 Plan. If stock units or stock appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such stock units or stock appreciation rights shall reduce the number of shares available under the 2021 Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the 2021 Plan.

Shares issued under the 2021 Plan shall be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2021 Plan.

Incentive Stock Option Limit. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2021 Plan shall not exceed five (5) times the number of shares provided under (x) above plus, to the extent allowable under Section 422 of the Code, any shares that again become available for issuance under the 2021 Plan.

Grants to Outside Directors. The fair market value of any awards granted under the 2021 Plan to an outside director as compensation for services as an outside director during any 12-month period may not exceed $750,000 on the date of grant, provided that any award granted to an outside director in lieu of annual retainer payments and/or meeting fees will be excluded from such limit. Additionally, an outside director may elect to receive his or her annual retainer payments and/or meeting fees in the form of cash, options, stock appreciation rights, restricted shares, stock units, or a combination thereof, as determined by our board of directors.

Administration. The 2021 Plan will be administered by the LDEIC. Subject to the limitations set forth in the 2021 Plan, the LDEIC will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The LDEIC also will have the authority to determine the consideration and methodology of payment for awards.

Repricing; Cancellation and Re-Grant of Stock Awards. The LDEIC will have the authority to modify outstanding awards under the 2021 Plan. Subject to the terms of the 2021 Plan, the LDEIC will have the authority to cancel any outstanding stock award in exchange for new stock awards, cash, or other consideration, without stockholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the 2021 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the LDEIC. The LDEIC determines the exercise price for a stock option, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than one hundred percent (100%) of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified by the LDEIC.

Stock options granted under the 2021 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to us or our affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than ten percent (10%) of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted shares under the 2021 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The LDEIC will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the LDEIC may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Stock Unit Awards. Stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the LDEIC and as set forth in a stock unit award agreement. A stock unit award may be settled by cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the LDEIC. Recipients of stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions thereon are satisfied and the award is settled. At the LDEIC’s discretion and as set forth in the stock unit award agreement, stock units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the stock unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested stock units that do not vest will be forfeited.

Stock Appreciation Rights. Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The LDEIC determines the exercise price for a stock appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the LDEIC. The LDEIC determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or a combination of stock and cash as determined by the LDEIC, equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised.

Other Stock Awards. The LDEIC may grant other awards based in whole or in part by reference to our common stock. The LDEIC will set the number of shares under the stock award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The LDEIC may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the LDEIC.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a stock or stock unit award may be made subject to the attainment of performance goals. The LDEIC may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, stock split, or similar capital transaction, the LDEIC will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2021 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement of merger or reorganization. Subject to compliance with applicable tax laws, such agreement will provide for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards. To the extent the applicable agreement of merger or reorganization does not provide for one of the treatments set forth in the preceding sentence, all outstanding awards will be subject to full vesting immediately prior to the effectiveness of such transaction; provided, however, that the portion of any such award subject to performance-based vesting shall be subject to the terms and conditions of the applicable award agreement and, in the absence of applicable terms and conditions, the LEDIC’s discretion.

Change of Control. The LDEIC may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to acceleration of vesting and exercisability in the event of a change of control (as defined under the 2021 Plan).

Transferability. Unless the LDEIC provides otherwise, no award granted under the 2021 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. Our board of directors will have the authority to amend, suspend, or terminate the 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2021 Plan.

2021 Employee Stock Purchase Plan

Our 2021 Employee Stock Purchase Plan (the “ESPP”), was adopted by our board of directors on January 5, 2021, and our stockholders approved the ESPP on                 , 2021. The ESPP will become effective upon the completion of this offering.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under “—International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of shares of our common stock at a discount and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance. The ESPP will have                  authorized but unissued or reacquired shares of our common stock reserved for issuance under the ESPP, plus an additional number of shares to be reserved annually on the first day of each fiscal year for a period of not more than ten years, beginning on January 1, 2022, in an amount equal to the least of (i) one percent (1%) of the outstanding shares of our common stock on such date, (ii)                  shares, or (iii) a lesser amount determined by the LDEIC or our board of directors.

Administration. Except as noted below, the ESPP will be administered by our board of directors or a committee appointed by our board of directors, or the LDEIC. The LDEIC has the authority to construe, interpret, and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP, and to adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, who is employed by us on the day preceding the start of any offering period will be eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than 20 hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP will permit an eligible employee to purchase our common stock through payroll deductions, which may not be more than fifteen percent (15%) of the employee’s compensation, or such lower limit as may be determined by the LDEIC from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own stock (including stock such employee may purchase under this plan or other outstanding options) representing five percent (5%) or more of the total combined voting power or value of all classes of our stock. No employee will be able to purchase more than                  (                ) shares, or such number of shares as may be determined by the LDEIC with respect to a single offering period, or purchase period, if applicable. In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of us or our subsidiaries, a right to purchase our stock having a value in excess of $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the LDEIC may specify offerings with a duration of not more than twenty-seven (27) months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our common stock for employees participating in the offering.

The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than eighty-five percent (85%) of the fair market value per share of our common stock on either the offering date or on the purchase date, whichever is less. The fair market value of our common stock for this purpose will generally be the closing price on the NYSE (or such other exchange as our common stock may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.

Reset Feature. The LDEIC may specify that, if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan, and (3) the price of shares that any participant has elected to purchase.

International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase shares of our common stock pursuant to other offering rules or sub-plans adopted by the LDEIC in order to achieve tax, securities law, or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the United States. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, the maximum purchase price discount, and the maximum offering period length.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and either our common stock will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without any purchase of our common stock, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.

Amendment and Termination. Our board of directors and the LDEIC will each have the right to amend, suspend, or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to                  days after the date of this prospectus, subject to early termination, the sale of any shares under such plan is prohibited by the lock-up agreement that the director or officer has entered into with the underwriters. See “Underwriters” for more information.

Director Compensation

Our non-employee directors do not currently receive, and did not receive in 2020, any cash compensation for their service on our board of directors or committees of our board of directors.

The following table provides information regarding the total compensation that was granted to each of our directors who was not an employee in 2020.

Name	Option Awards(1)		Stock Awards(1)		Total
Amanda M. Clark(2)		—	$		$
L. John Doerr		—		—		—
Theodore R. Mitchell(3)	$			—	$
Andrew Y. Ng		—		—		—
Scott D. Sandell		—		—		—
Sabrina L. Simmons(4)	$			—	$

(1)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each non-employee director, computed in accordance with FASB ASC Topic 718. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions we made in determining the grant-date fair value of our equity awards.

(2)	As of December 31, 2020, 50,000 RSUs remained outstanding under this award.
(3)	As of December 31, 2020, 150,000 stock options remained outstanding under this award.
(4)	As of December 31, 2020, 150,000 stock options remained outstanding under this award.

In connection with her joining our board of directors, we granted Amanda Clark 50,000 liquidity-contingent RSUs on November 2, 2020. Ms. Clark’s RSU award will vest on the first date upon which both the service-based requirement and the liquidity event requirement are satisfied with respect to the award. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of: (1) a change in control event (as defined in the award agreement) or (2) the first sale of common stock pursuant to an initial public offering, in either case, within seven (7) years of the grant date. The service-based requirement will be satisfied in installments over four years as follows: 25% of the RSUs will vest on the one-year anniversary of the vesting commencement date (as set forth in the applicable award agreement), with the remaining 75% of the RSUs vesting, in equal quarterly installments during the next twelve (12) quarters thereafter, in each case subject to Ms. Clark’s continuous service through each such date. If a change in control event occurs during Ms. Clark’s service, all of the shares subject to the award will immediately vest upon such change in control event.

On February 19, 2020, we granted 150,000 NSOs to Ms. Simmons with an exercise price per share of $7.06. On March 2, 2020, we granted 150,000 NSOs to Mr. Mitchell, also with an exercise price per share of $7.06. Each of these grants vests as to 25% of the total number of shares of stock subject to the option on the first anniversary of the “vesting commencement date” (as defined in the applicable stock option agreement) and 1/48th of the total number of shares of stock subject to the option in monthly installments for 36 months thereafter, subject to the applicable director’s continuous service through each such date. If a change of control (as defined in the applicable award agreement) occurs during Ms. Simmons’ or Mr. Mitchell’s service, all of the shares subject to the respective awards will immediately vest upon such change of control.

All directors are entitled to the reimbursement of reasonable travel and out-of-pocket expenses related to board and committee meetings in accordance with our reimbursement procedures.

The initial eligible directors will be                                              .

The Director Compensation Program also will consist of the following components:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under “Executive Compensation” or would be described under “Executive Compensation” if the applicable executive officer had been a named executive officer.

Series F Redeemable Convertible Preferred Stock Financing

In July 2020, we issued and sold an aggregate of 7,647,058 shares of our Series F redeemable convertible preferred stock (“Series F Preferred Stock”) at a purchase price of $17.00 per share, for aggregate consideration of approximately $130.0 million (the “Series F Financing”).

The participants in the Series F Financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series F Preferred Stock issued to these related parties in the Series F Financing:

Participants	Shares of Series F Stock	Aggregate Purchase Price
Entities affiliated with New Enterprise Associates, Inc.(1)	4,411,765	$75,000,005
Entities affiliated with G Squared(2)	450,782	$7,663,294
KPCB Holdings, Inc.(3)	578,081	$9,827,377

(1)

Includes (i) 1,470,588 shares purchased by New Enterprise Associates 13, Limited Partnership and (ii) 2,941,177 shares purchased by New Enterprise Associates 17, L.P. Scott Sandell, one of our directors, is the Managing General Partner of New Enterprise Associates, Inc., an affiliated entity of New Enterprise Associates 13, Limited Partnership and New Enterprise Associates 17, L.P.

(2)	Includes (i) 202,128 shares purchased by G Squared IV, LP, (ii) 225,775 shares purchased by G Squared IV, SCSP, and (iii) 22,879 shares purchased by G Squared Equity Management LP.
(3)	John Doerr, one of our directors, is a General Partner of KPCB, an affiliated entity of KPCB Holdings, Inc.

Series E Redeemable Convertible Preferred Stock Financing

Between April 23, 2019 and August 1, 2019, we issued and sold an aggregate of 8,794,164 shares of our Series E redeemable convertible preferred stock (the “Series E Preferred Stock”) at a purchase price of $12.00 per share, for aggregate consideration of approximately $105.5 million (the “Series E Financing”).

The participants in the Series E Financing included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series E Preferred Stock issued to these related parties in the Series E Financing:

Participants	Shares of Series E Stock	Aggregate Purchase Price
New Enterprise Associates 13, Limited Partnership(1)	833,333	$9,999,996
Future Fund Investment Company No. 4 Pty Ltd(2)	2,500,000	$30,000,000

(1)	Scott Sandell, one of our directors, is the Managing General Partner of New Enterprise Associates, Inc., an affiliated entity of New Enterprise Associates 13, Limited Partnership.
(2)	These shares were purchased by the Northern Trust Company, in its capacity as custodian for Future Fund Investment Company No. 4 Pty Ltd.

Investors’ Rights Agreement, Registration Rights Agreement, and Stockholders Agreement

In connection with the Series F Financing, on July 7, 2020 we entered into an (i) Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”), (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement (the “RoFR Agreement”), and (iii) Amended and Restated Voting Agreement (the “Voting Agreement”) with certain holders of our capital stock, including those that beneficially own more than 5% of our capital stock.

The Rights Agreement, among other things, obligates us to deliver financial information to specified stockholders and provides certain investors a right of first offer with regard to certain issuances of our capital stock. Such provisions will terminate upon the closing of this offering. Further, the Rights Agreement grants our preferred stockholders specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of our redeemable convertible preferred stock held by them. For more information regarding the registration rights provided in the Rights Agreement, which will remain effective following this offering, please refer to “Description of Capital Stock—Registration Rights.”

The RoFR Agreement, among other things grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders and grants us rights of first refusal (which is primary to the investors’ right of first refusal) with respect to proposed transfers of our securities by specified stockholders. The RoFR Agreement will terminate immediately prior to the closing of this offering.

The Voting Agreement provides for the voting of shares with respect to the election of directors and the voting of shares in favor of specified transactions approved by our board of directors and a majority of the shares of common stock then issued or issuable upon conversion of our redeemable convertible preferred stock. The Voting Agreement will terminate immediately prior to the closing of this offering.

Online Course Hosting & Services Agreement with Deeplearning.AI

On August 7, 2017, we entered into an Online Course Hosting and Services Agreement (as amended, the “Original Hosting Agreement”) with deeplearning.ai LLC (“Deeplearning LLC”) which is wholly owned by Dr. Ng, Chairman of our board of directors. On October 1, 2020, the Original Hosting Agreement was terminated and we entered into a new Online Course Hosting and Services Agreement (together with the Original Hosting Agreement, the “Hosting Agreements”) with DeepLearning.AI Corp., which is wholly owned by Deeplearning LLC (“Deeplearning Corp.”, and together with Deeplearning LLC, the “Deeplearning Entities”). Deeplearning Corp. develops artificial intelligence education courses which are currently distributed through our platform. Pursuant to the Hosting Agreements, Deeplearning Corp. receives 50% of revenue attributable to courses provided by the Deeplearning Entities (subject to customary conditions and deductions) on our platform, except for a certain machine learning specialization courses co-developed and co-branded by the Deeplearning Entities and Stanford, for which we make payments to Stanford equal to 60% of revenue attributable to such courses, which amount is subsequently shared between the Deeplearning Entities and Stanford. We are not party to, or otherwise involved with, this subsequent revenue sharing arrangement. Under the Hosting Agreements, we have made payments to the Deeplearning Entities in an aggregate amount of approximately $    , including approximately $6.3 million, $4.1 million, and $                 in 2018, 2019, and 2020, respectively. As Deeplearning Corp. distributes courses through our platform, we do not believe there are any material conflicts with our business model and that of Deeplearning Corp. See “Risk Factors—Our directors may encounter conflicts of interest involving us and other entities with which they may be affiliated, including matters that involve corporate opportunities.”

Consulting Agreement with Andrew Y. Ng

On June 1, 2014, we entered into a Consultant and Proprietary Information Nondisclosure Agreement with Dr. Ng for advisory services (the “Consulting Agreement”). Under the terms of the Consulting Agreement,

Dr. Ng receives continued vesting under the previously executed Stock Restriction Agreement, reimbursement for reasonable expenses required to complete his duties and responsibilities (subject to approval from our Chief Executive Officer) and payment of $1.00 per annum. Pursuant to the Stock Restriction Agreement dated December 7, 2011, the 8,000,000 shares of our common stock purchased by Dr. Ng on October 7, 2011 were subject to a repurchase right by us, which repurchase right lapsed in its entirety on December 7, 2015, the fourth anniversary of the date of the Stock Restriction Agreement, such that, with the exception of the repurchase by us of 254,952 shares in October 2013, all shares were vested shares on such date and no additional shares vested thereafter.

Employment Agreements

We have entered into employment agreements and offer letter agreements with certain of our executive officers. See “Executive Compensation—Existing Employment Agreements with Our Named Executive Officers” and “—Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant, or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director, or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an executive officer with knowledge of the proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors, and certain significant stockholders. In considering related person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	each of the other selling stockholders.

The percentage ownership information under the column “Beneficial Ownership Before Offering” is based on 115,606,690 shares of common stock outstanding as of December 31, 2020, after giving effect to the automatic conversion of all of our redeemable convertible preferred stock outstanding as of December 31, 2020 into an aggregate of 75,305,400 shares of our common stock upon the completion of this offering. The percentage ownership information under the column “Beneficial Ownership After Offering” is based on                  shares of common stock outstanding after the completion of this offering, the sale of                shares of common stock in this offering by us, and assumes no exercise of the underwriters’ option to purchase additional shares from us. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or other convertible securities that are either immediately exercisable or exercisable, or in the case of RSUs, which may vest, within 60 days of December 31, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options, securities, or RSUs for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Coursera, Inc., 381 E. Evelyn Ave. Mountain View, California 94041.

	Beneficial Ownership Before Offering		Number of Shares to be Sold in the Offering	Beneficial Ownership After Offering
	Number	Percentage		Number	Percentage
Name of Beneficial Owner

Greater than 5% Stockholders:
Entities affiliated with New Enterprise Associates 13, Limited Partnership(1)	21,156,891	18.3%
Entities affiliated with G Squared(2)	18,335,314	15.9
Entities affiliated with KPCB Holdings, Inc.(3)	10,635,143	9.2

Named Executive Officers and Directors:
Jeffrey N. Maggioncalda(4)	4,235,875	3.5
Kenneth R. Hahn	—	*
Betty M. Vandenbosch	—	*
Andrew Y. Ng(5)	9,165,048	7.8
Amanda M. Clark	—	*
L. John Doerr(6)	11,498,139	9.9
Theodore R. Mitchell	—	*
Scott D. Sandell(7)	21,156,891	18.3
Sabrina L. Simmons(8)	40,625	*

All current executive officers and directors as a group (17 persons)(9)	50,354,057	40.8%

Other Selling Stockholders:

*	Represents beneficial ownership of less than 1%.

(1)

Represents (i) 18,215,714 shares of common stock held of record by New Enterprise Associates 13, L.P. (“NEA 13”) and (ii) 2,941,177 shares of common stock held of record by New Enterprise Associates 17, L.P. (“NEA 17”). The shares held by NEA 13 are held indirectly by NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA 13, NEA 13 GP, LTD (“NEA 13 LTD”), the sole general partner of NEA Partners 13, and each of the individual directors of NEA 13 LTD. The shares held by NEA 17 are held indirectly by NEA Partners 17, L.P. (“NEA Partners 17”), which is the sole general partner of NEA 17, NEA 17 GP, LLC (“NEA 17 LLC”), the sole general partner of NEA Partners 17, and each of the individual managers of NEA 17 LLC. The individual directors of NEA 13 LTD (the “Directors”) are Forest Baskett, Patrick Kerins, and Scott Sandell, and the individual managers (the “Managers”) of NEA 17 LLC are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony Florence, Liza Landsman, Mohamad Makhzoumi, Joshua Makower, Edward Mathers, Peter Sonsini, Paul Walker, Rick Yang, and Scott D. Sandell. The Directors and the Managers share voting and dispositive power over the shares held directly by NEA 13 and NEA 17, respectively. The address of the principal business office of each of the above entities is 1954 Greenspring Drive, Suite, 600, Timonium, MD 21093.

(2)

Represents (i) 3,628,987 shares of common stock held of record by G Squared Opportunities ICAV, (ii) 3,571,274 shares of common stock held of record by G Squared Opportunities Fund IV LLC, (iii) 3,333,333 shares of common stock held of record by G Squared Coursera LLC, (iv) 2,130,506 shares of common stock held of record by Venture-Gsquared Investments LP Fund, (v) 829,899 shares of common stock held of record by G Squared IV, LP, (vi) 926,990 shares of common stock held of record by G Squared IV, SCSp, (vii) 895,668 shares of common stock held of record by G Squared Opportunities Fund I, Series C-6, (viii) 672,224 shares of common stock held of record by G Squared Opportunities Fund I LLC, (ix) 666,667 shares of common stock held of record by G Squared Opportunities Fund I, Series C-7, (x) 666,663 shares of common stock held of record by G Squared Coursera II LLC, (xi) 230,702 shares of common stock held of record by G Squared Coursera IV LLC, (xii) 213,342 shares of common stock held of record by G Squared V LP, (xiii) 136,658 shares of common stock held of record by G Squared Opportunities Fund V LLC, (xiv) 133,333 shares of common stock held of record by G Squared Coursera III LLC, (xv) 4,744 shares of common stock held of record by G Squared Opportunities Fund II LLC and (xvi) 294,324 shares of common stock held of record by G Squared Special Situations Fund LLC. Larry Aschebrook is the Managing Partner of G Squared Equity Management LP, the investment adviser to each of the aforementioned G Squared funds, and has sole voting and dispositive control over the shares held of record by such funds. The principal business address of G Squared is 205 N. Michigan Avenue, Suite 3770, Chicago, Illinois 60601.

(3)

Represents (i) 9,805,602 shares of common stock held of record by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”) and (ii) 829,541 shares of common stock held of record by KPCB XIV Founders Fund, LLC (“KPCB XIV FF”). All shares are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV FF is KPCB XIV Associates, LLC (“KPCB XIV Associates”). L. John Doerr, Brook Byers, Theodore E. Schlein and William “Bing” Gordon, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV FF. The address of the principal business office of Kleiner Perkins Caufield & Byers, LLC is 2750 Sand Hill Road, Menlo Park, CA 94025.

(4)

Represents (i) 4,155,875 shares of common stock subject to options held by Mr. Maggioncalda that are immediately exercisable, of which 3,776,396 will be vested within 60 days of December 31, 2020 (ii) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s daughter, Alison Maggioncalda, (iii) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s sister-in-law, Anastacia Maggioncalda, (iv) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s brother, Gregory Maggioncalda, (v) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s daughter, Julia Maggioncalda, (vi) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s sister-in-law, Aileen Schmoller, (vii) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s brother-in-law, Christopher Schmoller, (viii) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s daughter, Lindsay Maggioncalda, and (ix) 10,000 shares of common stock owned indirectly through Mr. Maggioncalda’s brother, Steven Maggioncalda.

(5)

Represents (i) 7,945,048 shares of common stock and (ii) 1,220,000 shares of common stock subject to options held by Dr. Ng that are immediately exercisable, of which 1,027,708 will be vested within 60 days of December 31, 2020.

(6)

Represents (i) 10,635,143 shares of common stock held by KPCB (see footnote (3) above) and (ii) 862,996 shares of common stock held of record by WindyHill, LLC (“WindyHill”). The shares held by WindyHill are held indirectly by John Doerr, who holds voting and dispositive power over these shares.

(7)	Represents shares of common stock held by NEA 13 and NEA 17. See footnote (1) above.
(8)	Represents 40,625 shares of common stock subject to options held by Ms. Simmons that are exercisable within 60 days of December 31, 2020.
(9)

Represents (i) 42,535,660 shares of common stock and (ii) 7,818,415 shares of common stock subject to options beneficially owned by our current directors and officers that are exercisable within 60 days of December 31, 2020, of which 6,733,529 will be vested within 60 days of December 31, 2020

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and of the DGCL. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

General

Upon completion of this offering and upon the filing and effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share. All of our authorized preferred stock upon completion of this offering will be undesignated.

Common Stock

Outstanding Shares

As of December 31, 2020, there were 40,301,290 shares of common stock outstanding. Upon completion of this offering and assuming no exercise by the underwriters of their option to purchase additional shares, 115,606,690 shares of common stock will be outstanding.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into shares of our common stock on a one-to-one basis and we will not have any shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options and RSUs

As of December 31, 2020, we had 32,459,508 shares of common stock issuable upon the exercise of outstanding stock options under our Predecessor Stock Incentive Plans, at a weighted-average exercise price of $4.60 per share, and 3,276,600 shares of common stock subject to outstanding RSUs under the Predecessor Stock Incentive Plans. As of                , 2021, there were                shares of common stock reserved for future issuance under the 2021 Plan, which shall be subject to an annual increase. For additional information regarding terms of the 2021 Plan, see “Executive Compensation—Equity Incentive Plans.”

Registration Rights

Following the completion of the offering, certain holders of our common stock, common stock issuable upon conversion of outstanding preferred stock, or their transferees, will continue to be entitled to the registration rights set forth below with respect to such shares under the Securities Act pursuant to the Rights Agreement. Pursuant to the Rights Agreement, we will pay the registration expenses, other than estimated underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below, including the legal fees payable to one selling holders’ counsel.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of (1) the date that is five years after the completion of this offering and (2) the date that a holder may sell all of their shares in a three-month period under Rule 144 of the Exchange Act, this offering has closed and such holder holds less than 1% of our outstanding common stock.

Demand Registration Rights

The holders of 73,489,068 shares of our common stock that will be issued upon conversion of all outstanding redeemable convertible preferred stock as of December 31, 2020 will be entitled to certain demand registration rights upon completion of this offering. At any time beginning on the earlier of the third anniversary of the date of the Rights Agreement or 180 days following the effectiveness of this registration statement, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities with an aggregate offering price which equals or exceeds $10.0 million. We will not be required to effect more than one registration on Form S-1 within any 12-month period.

Piggyback Registration Rights

The holders of 73,489,068 shares of our common stock that will be issued upon conversion of all outstanding redeemable convertible preferred stock as of December 31, 2020 were entitled to notice of this offering and to include their shares of registrable securities in this offering, which rights may be waived upon the consent of the requisite percentage of holders of registrable securities under the Rights Agreement. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights, allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration, a registration statement relating to a business combination or exchange offer, or a registration statement relating solely to employee benefit plans, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of 73,489,068 shares of our common stock issuable upon conversion of all outstanding preferred stock as of December 31, 2020 will be entitled to certain Form S-3 registration rights upon completion of this offering. These holders can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws, and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL (“Section 203”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our board of directors, Chairman of our board of directors, our President, or our Chief Executive Officer.

As described above in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation to be effective upon completion of this offering, our board of directors will be divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of the members of our board of directors then in office, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is expressly authorized to adopt, amend, or repeal our bylaws, and require a 66 2/3% stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws will provide advance notice procedures for stockholder proposals and the nomination of candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder notice. These provisions preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation and bylaws described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

We have applied to list our common stock on the NYSE under the symbol “COUR”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219 and the telephone number is (800) 937-5449.

Public Benefit Corporation Status

On February 1, 2021, we amended our certificate of incorporation to become a Delaware public benefit corporation. We believe becoming a public benefit corporation demonstrates our long-term commitment to providing global access to flexible and affordable high-quality education. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit identified in the public benefit corporation’s certificate of incorporation. They are also required to publicly disclose a report that assesses their public benefit performance at least every two years. Such report must include the objectives our board of directors established to promote such public benefit, the standards our board of directors adopted for measuring our progress in promoting such public benefit, objective factual information based on those standards measuring our success in meeting such objectives, and an assessment of our success in meeting the objectives and promoting our public benefit. Our amended and restated certificate of incorporation and amended and restated bylaws do not require us to obtain periodic third-party certification addressing our promotion of the public benefits identified in our corporate governance documents.

We believe that an investment in the stock of a public benefit corporation does not differ materially from an investment in a corporation that is not designated as a public benefit corporation. Further, we believe that our commitment to achieving our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend, and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

Our public benefit purpose, as provided in our certificate of incorporation, is “to provide global access to flexible and affordable high-quality education that supports personal development, career advancement, and economic opportunity.” Stockholders of the company owning individually or collectively, as of the date of instituting a derivative suit, the lesser of (i) 2% of our outstanding shares, or (ii) shares with a market value of $2 million or more will be able to file a derivative lawsuit to enforce the requirements that the board of directors will manage the business and affairs of the company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the company’s conduct, and the specific public benefits identified in our certificate of incorporation. Such derivative actions would be subject to the exclusive forum provision in our amended and restated certificate of incorporation, which requires derivative actions to be heard in the Delaware Chancery Court (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware).

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market before (to the extent permitted) or after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2020, upon completion of this offering,                  shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon completion of this offering. Of these shares, the shares sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares) will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no shares will be eligible for immediate sale upon completion of this offering; and

•

the remaining                  shares will be eligible for sale under Rule 144, subject to the volume limitations, manner-of-sale, and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements described in “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner-of-sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, substantially all of our stockholders, as well as our directors and executive officers, have entered into lock-up agreements as described below and any restricted shares held by them will become eligible for sale at the expiration of the restrictions set forth in those agreements. After these contractual resale restrictions lapse, these holders will be able to sell some or all of their shares of our common stock, subject only to applicable restrictions under federal and state securities laws.

Rule 701

Under Rule 701, shares of common stock acquired upon the exercise of outstanding options or pursuant to other rights granted under compensatory stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, including all of the selling stockholders and optionholders, have agreed with the underwriters that for a period of                days (the restricted period) after the date of this prospectus, subject to specified exceptions, we or they will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock. See “Underwriters.”

Upon expiration of the restricted period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to the Predecessor Stock Incentive Plans, the 2021 Plan, and the ESPP. These registrations statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above, and Rule 144 limitations applicable to affiliates.

Registration Rights

Immediately prior to the closing of this offering, the holders of 73,489,068 shares of our common stock that will be issued upon conversion of all shares of redeemable convertible preferred stock outstanding as of December 31, 2020 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and does not discuss all of the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. corporation for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR

SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely file the required certification, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Code

Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. Although the NYSE qualifies as an established securities market, there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property he or she is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Accounts

Certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, or (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. Treasury regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Holders should consult their own tax advisers regarding the implications of these rules for their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $                per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to the receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the NYSE under the trading symbol “COUR”.

In connection with this offering, we and all directors and officers and the holders of all of our outstanding equity securities have agreed that, without the prior written consent of each of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending on and including the              day after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, (i) the foregoing precludes hedging or other transactions designed or intended to lead to or result in, or which could reasonably be expected to lead to or result in, a sale or disposition of such securities, and (ii) without the prior written consent of each of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions, including:

•	the sale of shares to the underwriters in connection with this offering;

•

transfers of common stock or securities convertible into shares of common stock as a bond fide gift; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;

•

distributions of shares of common stock or any security convertible into common stock to limited partners or stockholders; provided no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Certain of the exceptions described above are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us or the selling stockholders; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)    to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)    to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)    in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The shares of our common stock offered by this prospectus are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Hong Kong

Shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

South Korea

The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of South Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in South Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in South Korea or is a resident of South Korea, it purchased the shares pursuant to the applicable laws and regulations of South Korea.

Taiwan

The shares of common stock offered by this prospectus have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock offered by this prospectus has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

United Arab Emirates

The shares of common stock offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer will not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a)    the offer, transfer, sale, renunciation or delivery is to:

(i)    persons whose ordinary business is to deal in securities, as principal or agent;

(ii)   the South African Public Investment Corporation;

(iii)  persons or entities regulated by the Reverse Bank of South Africa;

(iv)  authorized financial service providers under South African law;

(v)   financial institutions recognized as such under South African law;

(vi)  a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

(b)    the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2019 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 381 E. Evelyn Ave. Mountain View, California 94041.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the web site of the SEC referred to above. We also maintain a website at www.coursera.org, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of or incorporated by reference into this prospectus or the registration statement of which it was a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.coursera.org), press releases, public conference calls, and public webcasts. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

COURSERA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Coursera, Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Coursera, Inc. and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statement of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

January 7, 2021

We have served as the Company’s auditor since 2013.

COURSERA, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

As of December 31, 2019

(In thousands, except share and per share amounts)

Assets
Current assets:
Cash and cash equivalents	$55,986
Marketable securities	116,829
Accounts receivable, net of allowance for doubtful accounts of $28 as of December 31, 2019	16,656
Deferred costs	7,664
Prepaid expenses and other current assets	9,376

Total current assets	206,511
Property, equipment and software, net	14,043
Intangible assets, net	8,085
Restricted cash	3,090
Other assets	4,534

Total assets	$236,263

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Educator partners payable	$21,032
Other accounts payable	5,374
Accrued compensation and benefits	8,079
Deferred revenue, current	39,204
Other current liabilities	9,304

Total current liabilities	82,993
Other liabilities	5,185
Deferred revenue, non-current	2,403

Total liabilities	90,581

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
$0.00001 par value—authorized, 68,030,844 shares as of December 31, 2019; issued and outstanding, 67,658,342 shares as of December 31, 2019; and aggregate liquidation preference, $334,036 as of December 31, 2019	332,681
Stockholders’ deficit:
Common stock, $0.00001 par value—authorized, 117,000,000 shares as of December 31, 2019; and issued and outstanding, 35,682,740 shares as of December 31, 2019	—
Additional paid-in capital	94,364
Treasury stock—at cost, 2,747,938 shares as of December 31, 2019	(4,701)
Accumulated other comprehensive income	74
Accumulated deficit	(276,736)

Total stockholders’ deficit	(186,999)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$236,263

See notes to consolidated financial statements.

COURSERA, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

For the year ended December 31, 2019

(In thousands, except share and per share data)

Revenue	$184,411
Cost of revenue	89,589

Gross profit	94,822

Operating expenses:
Research and development	56,364
Sales and marketing	57,042
General and administrative	29,810

Total operating expenses	143,216

Loss from operations	(48,394)
Interest income	3,282
Interest expense	(625)
Other expense, net	(264)

Loss before income taxes	(46,001)
Provision for income taxes	(718)

Net loss	$(46,719)

Net loss per share attributable to common stockholders—basic and diluted	$(1.45)

Weighted average shares used in computing net loss per share attributable to common stockholders-basic and diluted	32,276,258

See notes to consolidated financial statements.

COURSERA, INC. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Loss

For the year ended December 31, 2019

(In thousands)

Net loss	$(46,719)
Change in unrealized gain on marketable securities, net of tax	88

Comprehensive loss	$(46,631)

See notes to consolidated financial statements.

COURSERA, INC. AND SUBSIDIARIES

Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

For the year ended December 31, 2019

(In thousands, except share and per share amounts)

	Redeemable						Accumulated
	Convertible				Additional		Other		Total
	Preferred Stock		Common Stock		Paid-In	Treasury	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stock	Income (Loss)	Deficit	Deficit
Balances—January 1, 2019	58,864,178	$227,861	29,464,090	$—	$56,997	$(4,701)	$(14)	$(230,017)	$(177,735)
Issuance of common stock upon exercise of options	—	—	4,211,484	—	8,293	—	—	—	8,293
Issuance of common stock in connection with settlement liability	—	—	1,346,610	—	7,622	—	—	—	7,622
Issuance of common stock in connection with asset acquisition	—	—	610,556	—	3,846	—	—	—	3,846
Issuance of restricted stock awards	—	—	50,000	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock	8,794,164	105,530	—	—	—	—	—	—	—
Issuance costs of Series E redeemable convertible preferred stock	—	(710)	—	—	—	—	—	—	—
Vesting of early exercise stock options	—	—	—	—	927	—	—	—	927
Stock-based compensation	—	—	—	—	16,679	—	—	—	16,679
Change in unrealized gain on marketable securities	—	—	—	—	—	—	88	—	88
Net loss	—	—	—	—	—	—	—	(46,719)	(46,719)

Balances—December 31, 2019	67,658,342	$332,681	35,682,740	$—	$94,364	$(4,701)	$74	$(276,736)	$(186,999)

See notes to consolidated financial statements.

COURSERA, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended December 31, 2019

(In thousands)

Cash flows from operating activities:
Net loss	$(46,719)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,282
Stock-based compensation	16,317
Amortization or accretion of marketable securities	(1,121)
Other	38
Changes in operating assets and liabilities:
Accounts receivable, net	(6,155)
Prepaid expenses and other assets	(6,622)
Educator partners and other accounts payable	6,620
Accrued and other liabilities	(815)
Deferred revenue	11,841

Net cash used in operating activities	(21,334)

Cash flows from investing activities:
Purchases of marketable securities	(166,926)
Proceeds from maturities of marketable securities	115,317
Asset acquisition	(3,345)
Purchases of property, equipment, and software	(4,410)
Capitalized internal-use software costs	(5,522)

Net cash used in investing activities	(64,886)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	104,820
Proceeds from exercise of stock options	8,293
Proceeds from exercise of unvested options, net of repurchases	499
Repayment of debt associated with asset acquisition	(231)

Net cash provided by financing activities	113,381

Net increase in cash, cash equivalents, and restricted cash	27,161
Cash, cash equivalents, and restricted cash—Beginning of year	32,684

Cash, cash equivalents, and restricted cash—End of year	$59,845

Cash, cash equivalents, and restricted cash —End of year:
Cash and cash equivalents	$55,986
Restricted cash	3,090
Restricted cash in prepaid expenses and other current assets	769

Cash, cash equivalents, and restricted cash—End of year	$59,845

Supplemental disclosures of cash flow information:
Cash paid for interest	$197
Cash paid for income taxes	$523
Supplemental disclosures of noncash investing and financing activities:
Vesting of early exercised stock options	$927
Stock-based compensation capitalized as internal-use software costs	$362
Issuance of common stock in connection with settlement liability	$7,622
Issuance of common stock in connection with asset acquisition	$3,846

See notes to consolidated financial statements.

COURSERA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Coursera, Inc., a Delaware corporation (the “Company”), is an online learning platform that connects learners, educators, and institutions with the goal of providing world-class educational content that is affordable, accessible, and relevant. The Company combines content, data, and technology into a platform that is customizable and extensible to both individual learners and institutions. The Company partners with leading university and industry partners (“educator partners”) to bring quality higher education to a broad range of individuals, businesses, organizations, and governments. The Company also sells directly to institutions, including employers, colleges and universities, and governments, to enable their employees, students, and citizens to gain critical skills aligned to the job markets of today and tomorrow. The Company’s corporate headquarters are located in Mountain View, California.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation—The consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Segment Information—The Company defines its segments as those operations the chief operating decision maker (“CODM”), determined to be the Chief Executive Officer of the Company, regularly reviews to allocate resources and assess performance. For the year ended December 31, 2019, the Company operated under three segments: Consumer, Enterprise, and Degrees. The Company continually monitors and reviews its segment reporting structure in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, to determine whether any changes have occurred that would impact its reportable segments. For further information on the Company’s segment reporting, see Note 14 “Segment and Geographic Information”.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those related to fair value of common stock and stock-based awards; period of benefit for capitalized commissions; internal-use software development costs; useful lives of long-lived assets; valuation of intangible assets and provision for income taxes, including the valuation of deferred tax assets and liabilities, among others.

The World Health Organization declared in March 2020 that the recent outbreak of the coronavirus disease (“COVID-19”) constitutes a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020.

The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations closely. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments, or the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents.

Marketable Securities—Marketable securities consist of corporate debt, commercial paper securities, and U.S. government Treasury bills, with an original maturity greater than three months at the date of purchase and are classified as available-for-sale securities. As the Company views these securities as available to support current operations, it has classified all available-for-sale securities as current assets. Available-for-sale securities are initially recorded at cost and periodically adjusted to fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ deficit, while realized gains and losses are reported within other expense—net as a component of net loss. An impairment charge is recorded in the consolidated statements of operations for declines in fair value below the cost of an individual investment that are deemed to be other-than-temporary. The Company did not identify any marketable securities as other-than-temporarily impaired during the year ended December 31, 2019.

Restricted Cash—As of December 31, 2019, the Company had letters of credit of $3,035 related to its corporate headquarters’ operating lease agreement and $55 in a collateral account related to the Company’s corporate card program. As of December 31, 2019, restricted cash of $769 was recorded within prepaids and other current assets in connection with holdback consideration for an acquisition.

Accounts Receivable—Trade accounts receivable are recorded net of allowances for doubtful accounts. An allowance for doubtful accounts is established based on the Company’s assessment of the collectibility of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice; each customer’s expected ability to pay; and the collection history with each customer, when applicable, to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for doubtful accounts and related activities were not material for the year ended December 31, 2019.

Property, Equipment, and Software—Property, equipment, and software are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Internal-Use Software Development Costs—The Company capitalizes certain costs associated with developing its internal-use software during the application development stage when management with the relevant authority authorizes and commits to the funding of the project, it is probable that the project will be completed, and the software will be used as intended. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is approximately two years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred and recorded in research and development expenses in the consolidated statements of operations.

The Company capitalized internal-use software costs of $5,884 for the year ended December 31, 2019.

Purchased Intangible Assets—Purchased intangible assets with finite lives are stated at cost, net of accumulated amortization. The Company amortizes its purchased intangible assets on a straight-line basis over an estimated useful life of three to six years.

Impairment of Long-Lived Assets—The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets, including property, equipment, software, and finite-lived intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Revenue Recognition—The Company derives revenue from contracts with customers for access to the learning content hosted on its platform and related services. The Company derives its revenue from three sources: Consumer, Enterprise, and Degrees.

Consumer Revenue—The Company generates revenue from the sale of access to course content to consumers. Consumer products include certifications for single courses, Specializations, and catalog-wide subscriptions. Access to single courses are generally purchased at a fixed price for a set period of time, typically six months. Specializations are a series of courses offered by the same educator partner where learners are provided access to these courses on a month-to-month subscription basis. Coursera Plus is the Company’s catalog-wide consumer subscription product, and it is sold in the form of a monthly or annual subscription. All contracts with Consumer customers are billed in advance, generally after a 7-day free trial period. The Company recognizes revenue ratably over the contracted period, after access has been granted to the consumer, as learners have unlimited access to the course content during the contracted period.

Consumer learners are entitled to a full refund up to two weeks after payment is received. The Company estimates and establishes a refund reserve based on historical refund rates. The refund reserve was immaterial as of December 31, 2019.

Enterprise Revenue—The Company sells subscription licenses to business, government, and university customers that provide users the ability to enroll in courses and Specializations and receive certifications upon completion. Enterprise contracts are typically between one and three years in length and can consist of either the purchase of a fixed quantity of seat licenses, each of which allows for unlimited course enrollments by one learner for each year or the purchase of a quantity of course enrollments. In either contract type, the Company recognizes revenue ratably over the contracted period, after access has been granted to the Enterprise customer, as learners have unlimited access to the course content during the contracted period.

The Company is the principal with respect to revenue generated from sales to Consumer and Enterprise customers as the Company controls the performance obligation and is the primary obligor with respect to delivering access to course content. Additionally, the Company has inventory risk through recoupable advances sometimes paid to educator partners.

Degrees Revenue—University partners contract with the Company for the delivery of bachelor’s and master’s degrees awarded by the university. The Company’s Degrees revenue contracts involve the performance of a number of promises, including but not limited to hosting the degree content on its learning platform, degree program management, marketing, and platform technical support services. As a result, the university partner is the Company’s customer with respect to Degrees revenue. The Company earns a Degrees service fee that is determined based as a percentage of total tuition collected from Degrees students by the university partner. Degrees revenue is earned and paid by the university partner for each university term. As a result, revenue generated from each term is recognized ratably from the start of a term through the start of the following term.

The Degrees learning experience is delivered on the same proprietary learning platform used by Consumer and Enterprise customers. There is no direct contractual arrangement between the Company and Degrees students, who contract directly with university partners. Further, the university partners typically have additional performance obligations to the Degrees students in the form of real-time teaching, financial aid, and academic or career counseling. For these reasons, the Company has determined that the university partners control the delivery of degrees hosted on its platform. As a result, the Company recognizes Degrees revenue as the service fee it receives from the university partner.

For all customers, revenue from contracts is recognized when control of promised services is transferred. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services. To achieve this, the Company applies the following five steps:

1)     Identify the contract with a customer

The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new Enterprise or Degrees customer, credit and financial information pertaining to the customer. Consumer revenue customers are required to pay in advance either prior to the Company providing access to course content or prior to the expiration of a 7-day free trial.

2)    Identify the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Customers do not have the ability to take possession of the software supporting the platform and, as a result, contracts are accounted for as service arrangements.

For sales to Consumer and Enterprise customers, the Company’s performance obligation generally consists of providing access to its platform and related support services, which is considered one performance obligation. Access to the Company’s platform represents a series of distinct services, as the Company continually provides access to, and fulfills its obligation to, the customer over the contract term.

Degrees services involve the performance of a number of promises that include hosting the degree content on the Company’s platform, degree program management, marketing and platform technical support services, each of which are a series of distinct goods or services that are substantially the same, are satisfied over time using the same measure of progress and as a result are considered one performance obligation to stand ready to perform an online degree hosting service for the duration of the degree.

3)    Determine the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of the Company’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

The Company’s Degrees services revenue is determined based on a fee percentage applied to the total tuition collected from Degrees students, net of refunds, by the university partner. As a result, the revenue earned by the Company is dependent upon the number of learners enrolled and the tuition charged by the university partner. This is a form of variable consideration. The Company estimates the amount of revenue, using an expected value method, that it expects to be entitled to in return for performance of the Degrees services, subject to assessment of the significant future reversal constraint discussed above. These estimates are continually evaluated until such time as the uncertainties are resolved, generally at the time the final term enrollment report is provided by the university partner.

4)    Allocate the transaction price to performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. As noted above, for Consumer and Enterprise customers, access to the Company’s platform and related support services are considered one performance obligation in the context of the contract and, accordingly, the transaction price is allocated to this single performance obligation. Similarly, Degrees services are considered one performance obligation and the transaction price is allocated to this single performance obligation.

5)    Recognize revenue when or as performance obligations are satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. Fees for access to the Company’s platform and related support services by Consumer and Enterprise customers are considered one performance obligation, and the related revenue is recognized on a straight-line basis over the contract term as the Company satisfies its performance obligation.

The Company has a stand ready obligation to perform Degrees services continually throughout the period that the degree content is hosted on its platform. Degrees revenue is earned and paid by the university partner for each university term. As a result, revenue generated from each term is recognized ratably from the start of a term through the start of the following term.

Contract Assets and Liabilities—Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts in the period that the Company’s right to consideration is unconditional. Payment terms on invoiced amounts are typically 30-60 days. The timing of revenue recognition may differ from the timing of invoicing to customers. If revenue is recognized prior to the Company’s unconditional right to consideration, a contract asset is recorded. Deferred revenue consists of cash payments received in advance of performance obligations being delivered and is recorded as current or noncurrent based on the related period in which services will be provided.

Contract Acquisition and Fulfillment Costs—Contract acquisition costs consist of sales commissions and related payroll taxes associated with obtaining contracts with Enterprise customers.

Deferred Commissions—Customer acquisition costs are primarily related to sales commissions and related payroll taxes earned by the Company’s Enterprise sales force, which are incremental costs to obtaining a contract. Sales commissions and related payroll taxes for new and upsell Enterprise contracts are deferred and then amortized on a straight-line basis over the expected period of benefit, which is estimated to be three years. The Company determined the expected period of benefit by taking into consideration the length of terms in its Enterprise customer contracts, the life of the technology, and other factors. The Company amortizes these costs over three years since the commissions paid upon a contract renewal are not commensurate with the commissions paid on the initial contract and as such, the sales contract period is not commensurate with the expected period of benefit. Commissions and related payroll taxes paid for Enterprise contract renewals are amortized over the renewal term, which is generally one year.

Deferred commissions and related payroll taxes that will amortize within the succeeding 12-month period are classified as current and included in deferred costs in the consolidated balance sheets. The remaining balance is classified as noncurrent and included in other assets.

Deferred Partner Fees—These fulfillment costs are paid to educator partners in advance of the Company’s performance obligations being completed; are recorded within current assets or other assets, depending on the timing of the related revenue recognition; and are amortized into cost of revenue ratably over the term of the access being provided.

Cost of Revenue—Cost of revenue consists of content costs in the form of a fee paid to educator partners and expenses associated with the operation of the Company’s platform. These expenses include the cost of servicing both paid learner and educator partner support requests, hosting and bandwidth costs, amortization of acquired technology and internal-use software, customer payment processing fees, and allocated depreciation and facilities costs.

Fair Value Measurements—Fair value is defined as the price that would be received for an asset or the “exit price” that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between independent market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs, where available. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest-level input that is significant to the fair value measurement. The Company’s assets and liabilities that were measured at fair value by level within the fair value hierarchy as of December 31, 2019, are as follows:

	Fair Value	Level 1	Level 2
Financial assets:
Cash equivalents—money market funds	$52,606	$52,606	$—
Marketable securities:
Corporate debt securities	46,518	—	46,518
Commercial paper	35,318	—	35,318
U.S. government Treasury bills	34,993	34,993	—

Total financial assets	$169,435	$87,599	$81,836

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, and marketable securities. The Company invests only in high-credit-quality instruments and maintains its cash equivalents and marketable securities in fixed-income securities. The Company places its cash primarily with domestic financial institutions that are federally insured within statutory limits.

For purposes of assessing concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. For the year ended December 31, 2019, the Company did not have any customers that accounted for more than 10% of the Company’s revenue. As of December 31, 2019, the Company had one customer that accounted for 32% of the Company’s net accounts receivable balance.

Income Taxes—The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company utilizes the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company regularly reviews its tax positions and benefits to be realized. The Company recognizes tax liabilities based upon its estimate of whether and the extent to which additional taxes will be due when such estimates are more likely than not to be sustained upon examination by the taxing authority. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. The Company recognizes interest and penalties related to income tax matters as income tax expense.

Stock-Based Compensation—The Company calculates the fair value of stock-based awards on the date of grant using the Black-Scholes option-pricing model for stock options; the expense is recognized over the service period for awards expected to vest. At that time, the total compensation recognized to date shall equal the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient’s performance is complete. The Company recognizes forfeitures as they occur.

Net Loss Per Share Attributable to Common Stockholders—Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, common stock options, restricted stock awards, early exercised common stock options, and common stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for the period presented.

Comprehensive Loss—Comprehensive loss is composed of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss.

Research and Development—Expenditures for research and development of the Company’s technology and non-refundable contributions to the development of partner content are expensed when incurred unless they qualify as internal-use software development costs. Research and development costs consist principally of personnel costs, consulting services, content development contributions, and allocated facilities costs.

Advertising Costs—Advertising costs are expensed as incurred and are included in sales and marketing expense. For the year ended December 31, 2019, these costs were $11,566.

Foreign Currency—The majority of the Company’s sales contracts are denominated in U.S. dollars. In addition, the functional currency of the Company’s international subsidiaries is U.S. dollars. Foreign currency transaction gains and losses have not been material for any periods presented.

New Accounting Pronouncements Adopted in 2019

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2017. The Company expects to use the extended transition period for any other new or revised accounting standards during the period for which the Company remains an emerging growth company.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which is intended to reduce cost and complexity and to improve financial reporting for nonemployee stock-based payments. This update expands the scope of ASC Topic 718 to include stock-based payments issued to nonemployees for goods or services, aligning the accounting for stock-based payments to nonemployees and employees. The Company early adopted this update on January 1, 2019 using the modified retrospective approach, and the impact on its consolidated financial statements was not material.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations—Clarifying the Definition of a Business. The purpose of the ASU is to add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU provides a screen to determine when an integrated set of assets and activities is not a business. The ASU also provides a framework to assist entities in evaluating whether both an input and a substantive process are present. ASU 2017-01 was effective for the Company beginning in 2019. The Company adopted this standard in conjunction with its acquisition of Rhyme Softworks, LLC (“Rhyme”). The adoption had an impact on the consolidated financial statements with respect to the accounting for the acquisition of Rhyme, and it will continue to have an impact if the Company engages in future business combinations or asset acquisitions.

New Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and the allocation of consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 will be effective for the Company in 2022. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to accumulated deficit as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires capitalization of the implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Further, the standard also requires the Company to expense the capitalized implementation costs of a hosting arrangement over the term of the hosting arrangement. ASU 2018-15 will be effective for the Company in 2021 and early adoption is permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which amended its conceptual framework to improve the effectiveness of disclosures around the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy. This guidance also adds new disclosure requirements for Level 3 measurements. ASU 2018-13 will be effective for the Company in 2020 and early adoption is permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which provides new authoritative guidance with respect to the measurement of credit losses on financial instruments. This update changes the impairment model for most financial assets and certain other instruments by introducing a current expected credit loss (“CECL”) model. The CECL model is a more forward-looking approach based on expected losses rather than incurred losses, requiring entities to estimate and record losses expected over the remaining contractual life of an asset. The guidance will be effective for the Company in 2023 and early adoption beginning in 2019 is permitted. The Company is currently evaluating the impact from the adoption of this guidance on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASC 842”), which establishes a comprehensive new lease accounting model. The guidance requires lessees, at the commencement date, to recognize a right-of-use (“ROU”) asset and a lease liability for virtually all leases except those that meet the definition of a short-term lease. The guidance also introduces new disclosure requirements for leasing arrangements. Under the optional transition method per ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), an entity can initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption. ASC 842 will be effective for the Company in 2022 and early adoption is permitted. The Company elected to early adopt ASC 842 on January 1, 2020, applying the modified retrospective approach under the optional transition method of not adjusting its comparative period financial statements prescribed by ASU 2018-11 at the adoption date.

As a result of adopting ASC 842, the Company expects to recognize ROU assets on its consolidated balance sheet of approximately $25,000 to $29,000 and lease liabilities of approximately $30,000 to $34,000. These are preliminary estimates that are subject to change as the Company finalizes its adoption.

3.	REVENUE RECOGNITION

Contract Balances—The Company’s contract assets and liabilities as of December 31, 2019, and January 1, 2019 are as follows:

	December 31, 2019	January 1, 2019
Contract assets:
Accounts receivable	$16,592	$10,527
Unbilled revenue	64	2

Total contract assets	$16,656	$10,529

Contract liabilities—deferred revenue	$41,607	$29,766

Total contract liabilities	$41,607	$29,766

Revenue recognized during the year ended December 31, 2019 that was included in the deferred revenue balance at the beginning of the year was $27,501.

There were no impairment losses recorded on contract assets during the year ended December 31, 2019.

Remaining Performance Obligations—Remaining performance obligations are future revenue that are under noncancelable contracts but have not yet been recognized. As of December 31, 2019, the Company had remaining performance obligations of $80,106, and expects to recognize approximately 63% as revenue over the next twelve months and the remainder thereafter.

Costs to Obtain and Fulfill a Contract—During 2019, the Company capitalized $4,906 of commissions and related payroll tax expenditures and amortized $1,695 to sales and marketing expense. As of December 31, 2019, the amount of deferred commissions and related payroll taxes included in deferred costs and in other assets was $2,664 and $2,951, respectively.

4.	MARKETABLE SECURITIES

The following table presents the Company’s available-for-sale marketable securities as of December 31, 2019:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
Corporate debt	$46,485	$34	$(1)	$46,518
Commercial paper	35,318	—	—	35,318
U.S. government Treasury bills	34,952	41	—	34,993

Total marketable securities	$116,755	$75	$(1)	$116,829

The gross realized gains and gross realized losses related to the Company’s marketable securities were not material for the year ended December 31, 2019.

The following table presents the cost basis and fair value of available-for-sale marketable securities by contractual maturity date as of December 31, 2019:

	Amortized Cost	Estimated Fair Market Value
Due in one year or less	$116,755	$116,829

Investments in an unrealized loss position consisted of the following as of December 31, 2019:

	Fair Value	Gross Unrealized Losses
Corporate debt	$5,460	$(1)
U.S. government Treasury bills	—	—

Total investments in an unrealized loss position	$5,460	$(1)

As of December 31, 2019, no investments were in a continuous unrealized loss position for more than 12 months. The Company does not intend to sell any of these investments and it is not more likely than not that the Company would be required to sell these investments before recovery of their amortized cost basis, which may be at maturity.

5.	ASSET ACQUISITION

In August 2019, the Company purchased 100% of the outstanding units of membership interest of Rhyme. Rhyme is an interactive web-based platform for learners to access hands-on short-form software training and demonstrations. The purchase consideration consisted of $3,846 of cash and 610,556 fully vested shares of the Company’s common stock with a fair value of $3,846. The Company also incurred $281 of acquisition-related costs.

In connection with the acquisition, the Company assumed $231 of Rhyme’s outstanding debt and $436 of seller acquisition costs, and held back $769 in cash to satisfy potential indemnification claims. The holdback consideration less working capital adjustments of $28 was recorded within other current liabilities on the consolidated balance sheet as of December 31, 2019. Final payment of $741 was made in November 2020.

The purchase of Rhyme was accounted for as an asset acquisition given that substantially all of the fair value of the gross assets acquired was concentrated in a single identified asset, thus satisfying the requirements of the screen test in ASU 2017-01. As a result, no goodwill was recorded, and the Company’s acquisition-related costs were capitalized. Of the total purchase price, $8,446 was allocated to developed technology, $181 to assembled workforce and $13 to other net tangible assets acquired.

The fair value of developed technology was estimated using the excess earnings method, an income approach (Level 3), which converts projected revenue and costs into cash flows. To reflect the fact that certain other assets contribute to the cash flows generated, the returns for these contributory assets were removed to arrive at estimated cash flows solely attributable to the acquired developed technology, which were then discounted at a rate of 27.5% to determine the fair value. The value of assembled workforce was estimated using a replacement cost approach (Level 3), which is calculated as the amount that would be required to replace the service capacity of an asset.

As the transaction was also treated as an asset acquisition for tax purposes, there was no difference between book and tax basis; therefore, no deferred taxes were recorded.

Options to purchase the Company’s common stock with a grant date fair value of $1,250 and a sign-on bonus of $500 were provided to the founder of Rhyme, subject to his continuous employment with the Company during the applicable service periods. The related expense is being recognized over the service period of four and two years, respectively.

6.	CONSOLIDATED BALANCE SHEET COMPONENTS

Property, Equipment, and Software—Property, equipment, and software as of December 31, 2019, consisted of the following:

	Estimated Useful Lives
Internal-use software	2 years	$13,453
Computer equipment and software	2 years	1,338
Leasehold improvements	Shorter of useful life and remaining lease term	6,421
Furniture and fixtures	5 years	2,259

Total property, equipment, and software		23,471
Less accumulated depreciation and amortization		(9,428)

Property, equipment, and software—net		$14,043

Depreciation and amortization expense related to property, equipment and software for the year ended December 31, 2019, was $4,740, which included amortization expense of internal-use software of $3,273 that is recorded within cost of revenue in the consolidated statement of operations.

Purchased Intangible Assets—Purchased intangible assets as of December 31, 2019 consisted of the following:

	Estimated Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Assembled workforce	3 years	$181	$(22)	$159
Developed technology	6 years	8,446	(520)	7,926

Purchased intangible assets—net		$8,627	$(542)	$8,085

During the year ended December 31, 2019, the Company acquired assembled workforce and developed technology assets for $181 and $8,446, respectively. Purchased intangible assets amortization expense was $542 for the year ended December 31, 2019. As of December 31, 2019, the remaining amortization period was 2.6 years for assembled workforce and 5.6 years for developed technology. Amortization of assembled workforce and developed technology is included in research and development expenses and cost of revenue, respectively, in the consolidated statement of operations.

As of December 31, 2019, future expected amortization expense for purchased intangible assets was as follows:

Years Ending December 31
2020	$1,471
2021	1,467
2022	1,444
2023	1,407
2024	1,410
Thereafter	886

Total	$8,085

Other Current Liabilities—Other current liabilities as of December 31, 2019, consisted of the following:

Value-added tax and sales tax liabilities	7,452
Holdback consideration payable	741
Other	1,111

Total other current liabilities	$9,304

Other Liabilities—Other liabilities as of December 31, 2019, consisted of the following:

Deferred rent, non-current	4,995
Other	190

Total other current liabilities	$5,185

7.	INCOME TAXES

The components of loss before income tax for the year ended December 31, 2019 were as follows:

Domestic	$(46,974)
Foreign	973

Total	$(46,001)

The income tax expense for the year ended December 31, 2019 was composed of the following:

Current:
Federal	$—
State	—
Foreign	718

Total	718

Total income tax expense	$718

The reconciliation between the statutory federal income tax and the Company’s effective tax rate as a percentage of loss before income taxes is as follows:

U.S. federal provision at statutory rate	21.00%
State income taxes, net of federal benefit	1.27%
Foreign income taxes at rates other than the U.S. rate	-1.22%
Change in valuation allowance	-22.30%
Research and development credits	2.87%
Stock-based compensation	-2.58%
Other	-0.60%

Effective income tax rate	-1.56%

As of December 31, 2019, the components of deferred tax assets for federal and state income taxes consisted of the following:

Deferred tax assets:
Net operating loss carryforwards	$55,105
Accruals and reserves	2,248
Stock-based compensation	2,041
Research and development credits	6,221

Gross deferred tax assets	65,615
Valuation allowance	(61,512)

Total deferred tax assets	4,103

Deferred tax liabilities:
Depreciation and amortization	(2,852)
Deferred commissions	(1,251)

Total deferred tax liabilities	(4,103)

Net deferred tax assets	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets.

Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and the accumulated deficit, the Company has provided for a full valuation allowance against its U.S. federal and state deferred tax assets as of December 31, 2019. The Company increased the valuation allowance for the year ended December 31, 2019 by $7,704.

As of December 31, 2019, the Company had U.S. federal and state net operating loss carryforwards of $243,916 and $50,640, respectively, and U.S. federal and state research and development tax credit carryforwards of $10,762 and $10,286, respectively. If not utilized, certain of the federal and state net operating losses will expire at various dates beginning in 2031, while the federal research and development tax credit carryforwards will expire in various amounts beginning in 2033. State research and development tax credit carryforwards can be carried forward indefinitely.

The Company’s net operating loss and tax credit carryovers may be subject to annual limitations of usage, as promulgated by the Internal Revenue Service and similar state provisions, due to ownership changes that may have occurred in the past. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The federal net operating loss carryforwards generated after December 31, 2017 have an indefinite carryforward period and are subject to an 80% deduction limitation based upon taxable income prior to net operating loss deduction. Of the total federal net operating loss carryforwards as of December 31, 2019, $93,352 are carried forward indefinitely, but are limited to 80% of taxable income beginning in 2021.

The Company files income tax returns in the U.S. federal jurisdiction as well as certain U.S. state and foreign jurisdictions with varying statutes of limitation. Due to loss carryovers, the statutes of limitations remain open for tax years from 2012 in the major jurisdictions that the Company is subject to tax. There are currently no income tax audits underway by U.S. federal or state or foreign tax authorities.

The Company does not expect that future undistributed foreign earnings will be subject to U.S. federal or state or foreign withholding tax since the Company intends to continue reinvesting such earnings outside the U.S. indefinitely.

Uncertain Tax Positions—For the year ended December 31, 2019, the activity related to the unrecognized tax benefits was as follows:

Gross unrecognized tax benefits—beginning balance	$9,688
Increases related to tax positions taken during current year	4,411
Increases related to tax positions taken during prior years	—

Gross unrecognized tax benefits—ending balance	$14,099

Due to the Company’s valuation allowance, no portion of the unrecognized tax benefits would be expected to impact the effective tax rate in future periods if recognized. It is the Company’s belief that no significant changes in the unrecognized tax benefit positions will occur within the next 12 months. The Company records interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into U.S. law to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 pandemic. Changes in tax laws or rates are accounted for in the period of enactment. The income tax provisions of the CARES Act are not expected to have a significant impact on the Company’s current taxes, deferred taxes, or uncertain tax positions.

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable Convertible Preferred Stock—From April to July 2019, the Company authorized 9,166,666 shares and issued an aggregate of 8,794,164 shares of its Series E redeemable convertible preferred stock, $0.00001 par value per share, for a price of $12.00 per share.

As of December 31, 2019, redeemable convertible preferred stock consisted of the following:

Shares Series	Issue Date	Authorized	Outstanding	Issue Price	Carrying Value	Liquidation Amount
A	December 2011 and June 2012	23,023,168	23,023,168	$0.9628	$22,127	$22,167
B	June 2013, July 2013, and October 2013	12,849,539	12,849,539	4.9029	62,901	63,000
C	August 2015 and September 2015	12,091,062	12,091,062	5.0935	61,351	61,586
D	April 2017, June 2017, September 2017, and October 2017	10,900,409	10,900,409	7.5000	81,482	81,753
E	April 2019 and July 2019	9,166,666	8,794,164	12.0000	104,820	105,530

		68,030,844	67,658,342		$332,681	$334,036

The Company recorded the redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The Company classified the redeemable convertible preferred stock outside of stockholders’ deficit because in the event of certain “liquidation events” that are not solely within its control (including merger, acquisition, or sale of all or substantially all of its assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the redeemable convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at the consolidated balance sheet date. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The significant rights and preferences of the outstanding redeemable convertible preferred stock are as follows:

Dividends—Dividend holders of Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stocks (“Series A,” “Series B,” “Series C,” “Series D,” and “Series E,” and collectively, the “Preferred Stock”) are entitled to receive noncumulative dividends at an annual rate of $0.077, $0.3922, $0.4075, $0.60 and $0.96 per share, respectively. Such dividends shall be payable when declared by the Company’s Board of Directors (the “Board of Directors”). No dividends shall be payable on any common stock until dividends on Series A, Series B, Series C, Series D, and Series E have been paid or declared by the Board of Directors. Through December 31, 2019, no dividends have been declared or paid.

Redemption—While the Preferred Stock is not mandatorily redeemable, it is contingently redeemable in the event of certain “liquidation events” that are not solely within its control (including merger, acquisition, or sale of all or substantially all of its assets).

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, holders of Series A are entitled to a liquidation preference of $0.9628 per share, plus any declared but unpaid dividends prior to, and in preference to, any distributions to the holders of common stock. Holders of Series B are entitled to a liquidation preference of $4.9029 per share, plus any declared but unpaid dividends prior to, and in preference to, any distributions to the holders of Series A and common stock. Holders of Series C are entitled to a liquidation preference of $5.0935 per share, plus any declared but unpaid dividends prior to, and in preference to, any distributions to the holders of Series A, Series B, and common stock. Holders of Series D are entitled to a liquidation preference of $7.50 per share, plus any declared but unpaid dividends prior to, and in preference to, any distributions to the holders of Series A, Series B, Series C, and common stock. Holders of Series E are entitled to a liquidation preference of $12.00 per share, plus any declared but unpaid dividends prior to, and in preference to, any distributions to the holders of Series A, Series B, Series C, Series D, and common stock. Any assets remaining following the distribution to the holders of Series A, Series B, Series C, Series D, and Series E will be distributed ratably among the holders of common stock.

Voting Rights—The holders of Series A, Series B, Series C, Series D, and Series E are entitled to the number of votes equal to the number of shares of common stock into which such redeemable convertible preferred stock is convertible. The holders of Preferred Stock, voting as a single class, shall be entitled to elect two members of the Board of Directors at any election of directors. The holders of common stock, voting as a single class, shall be entitled to elect one member of the Board of Directors at any election of directors. The holders of the Preferred Stock and common stock, voting together as a single class on an as-converted basis, shall be entitled to elect any remaining members of the Board of Directors at any election of directors.

Conversion—Each share of Series A, Series B, Series C, Series D, and Series E is convertible, at the option of the holder, into such number of fully paid nonassessable shares of common stock as is determined by dividing by the original issue price by the conversion price. The conversion price and resulting conversion ratio has been the same as the original issue price and ratio for each share of Series A, Series B, Series C, Series D, and Series E through December 31, 2019. The conversion formula is adjusted for such events as dilutive issuances, stock splits, or business combinations. Each share of Preferred Stock shall automatically be converted into shares of common stock at the then-effective conversion price applicable to such share upon the earlier of (i) the date specified by written consent or agreement of holders of a majority of the shares of each series of Preferred Stock then outstanding (each voting separately as a series), or (ii) immediately upon the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Company, the public offering price of which results in aggregate proceeds to the Company (before payment of any underwriters’ discounts and expenses relating to the issuance) of at least $50,000,000. Notwithstanding the foregoing, each share of any series of Preferred Stock shall automatically be converted into shares of common stock at the then-effective conversion price applicable to such share upon the date specified by written consent or agreement of holders of a majority of the shares of such series of Preferred Stock.

9.	STOCKHOLDERS’ DEFICIT

Common Stock Warrants—In June 2012, the Company issued a warrant in connection with an educator partner agreement to purchase up to 571,250 shares of the Company’s common stock at an exercise price of $0.20 per share. These warrants expire on the earlier of (i) June 2020, (ii) the sale of substantially all of the Company’s securities, or (iii) 60 days after the termination of the educator partner agreement. The vesting schedule of the warrants was based on attainment of certain customer course completion metrics for the partner’s content through June 2017.

As of December 31, 2019, the Company believes that 190,930 of these warrants were vested and exercisable per the terms of the educator partner agreement. In June 2020, the educator partner cash exercised the 190,930 warrants and attempted to net exercise 379,070 of the warrants. The Company and educator partner entered dispute resolution procedures to resolve the dispute regarding the vesting of the 379,070 net exercised warrants. In December 2020, the dispute was resolved by both parties. The Company issued 187,305 fully vested shares of common stock to the educator partner and the educator partner entered into a contract amendment that expanded the extent of its content hosted on the Company’s platform.

Stock Incentive Plan and Stock Option Grants to Employees and Directors—In 2013, the Company adopted the Coursera, Inc. Stock Incentive Plan and in 2014, adopted the Coursera, Inc. 2014 Executive Stock Incentive Plan (together, the “Plans”), which provide for the granting of both incentive and nonstatutory stock options. Under the Plans, the Company may grant options to purchase up to 48,547,319 shares of common stock to employees, directors, and service providers at prices not less than the fair market value at the date of grant. These options generally expire 10 years from the date of grant. Incentive stock options and nonstatutory options generally vest ratably over service periods between two to four years.

In certain instances, holders of options granted under the Plans may exercise their options prior to vesting, subject to the Company’s right of repurchase of unvested shares at the exercise price. The Company’s repurchase right becomes exercisable only if a termination event occurs that would have caused the stock option to be forfeited and lapses in accordance with the original vesting period for the associated stock option.

There were 92,858 shares of common stock outstanding pursuant to the exercise of unvested stock options for cash and subject to repurchase as of December 31, 2019. Upon termination of a holder’s employment, the unvested shares are subject to repurchase at the option of the Company at a price that is the lesser of the original purchase price ranging from $1.68 to $2.56 or the fair market value of a share determined as of the date of the repurchase. The shares issued vest according to the employees’ normal stock option vesting schedule. There were zero unvested shares repurchased during the year ended December 31, 2019. The cash received in exchange for the unvested shares is recorded within other liabilities in the Company’s consolidated balance sheet. On exercise, the shares are included as common stock outstanding in the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit; however, as the shares vest, the repurchase liability is transferred to additional paid-in capital in the Company’s consolidated balance sheet.

The total fair value of stock options granted to employees during the year ended December 31, 2019 was $21,963, which is being recognized over the respective vesting periods.

The Company estimates the fair value of stock-based compensation utilizing the Black-Scholes option-pricing model, which is dependent upon several variables, such as the expected option term, expected volatility of the Company’s stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield rate over the expected option term. These amounts are estimates and, thus, may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation on a straight-line basis over the requisite vesting period for each award.

A summary of the weighted-average assumptions the Company utilized to record compensation expenses for stock options granted during the year ended December 31, 2019 is as follows:

Fair value of common stock	$5.70
Risk-free interest rate	1.8%
Expected term (in years)	6.1
Expected volatility	46.8%
Dividend yield	—%

The fair value of each stock option grant was determined using the Black-Scholes option-pricing model and the assumptions are discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock—Because the Company’s common stock is not yet publicly traded, the fair value was determined by the Company’s Board of Directors. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For option grants considered to be “plain vanilla,” the Company determined the expected term using the simplified method. The simplified method deems the term to be the average of the time to vesting and the contractual life of the options.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies, within the Company’s industry, that it considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

Dividend Rate—The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Stock-based compensation expense for the year ended December 31, 2019, is classified in the consolidated statement of operations as follows:

Cost of revenue	$491
Research and development	7,038
Sales and marketing	3,189
General and administrative	5,599

Total	$16,317

The Company capitalized $362 of stock-based compensation related to its internal-use software during the year ended December 31, 2019.

During June 2019, the Company facilitated a private tender offer (the “Tender Offer”) by an existing external investor (the “Purchaser”). The Purchaser offered to purchase up to 5,208,333 shares of common stock of the Company from current employees, former employees, and current or former consultants of the Company. During the Tender Offer, 1,877,528 shares were purchased at a purchase price of $9.60 per share. The Company accounted for the offering as compensatory and recognized $6,196 of stock-based compensation expense for the difference between the purchase price and the fair value of the Company’s common stock, which was $6.30 per share.

As of December 31, 2019, there was a total of $32,193 unrecognized employee compensation cost, which is expected to be recognized over a weighted-average period of approximately 2.99 years.

A summary of activity under the Plans for the year ended December 31, 2019 is as follows:

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance—January 1, 2019	1,894,620	27,748,135	$2.16	8.13	$4,574
Shares added to plans	7,112,536	—
Granted (weighted-average fair value of $2.69)	(8,229,541)	8,229,541	5.73
Exercised	—	(4,261,484)	2.09
Canceled(1)	1,330,552	(2,750,552)	2.08

Balance—December 31, 2019	2,108,167	28,965,640	$3.18	8.00	106,730

Options vested		11,682,554	$2.19	6.96	53,679

(1)	1,420,000 of the options canceled during 2019 were not added back to the pool of shares available for grant.

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock as determined by the Board of Directors. The aggregate intrinsic value of options exercised was $15,788 in 2019.

Common Stock Reserved for Issuance—The Company’s common stock reserved for future issuance as of December 31, 2019 was as follows:

Conversion of convertible preferred stock	67,658,342
Exercise and conversion of common stock warrants	571,250
Stock options outstanding	28,965,640
Shares available for future grants	2,108,167

Total shares of common stock reserved	99,303,399

10.	NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019:

Numerator:
Net loss attributable to common stockholders	$(46,719)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	32,276,258

Net loss per share attributable to common stockholders—basic and diluted	$(1.45)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the year ended December 31, 2019 because the impact of including them would have been anti-dilutive:

Redeemable convertible preferred stock	67,658,342
Common stock options	28,965,640
Common stock warrants	571,250
Shares subject to repurchase	92,858

Total	97,288,090

11.	COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its office facilities under operating lease agreements expiring through 2024. In May 2017, the Company entered into a lease agreement to renew the lease term of its existing headquarters in Mountain View, California and lease additional space (the “Additional Office Space”) within the same campus. The Company also has office facility operating leases in Canada, the United Kingdom, India, Bulgaria, and the United Arab Emirates. These lease agreements have free or escalating rent payment provisions and fund certain leasehold improvements, which the Company accounts for as a lease incentive. The Company recognizes rent expense under such agreements on a straight-line basis over the lease term, with any lease incentive amortized as a reduction of rent expense over the lease term.

The lease term for the Additional Office Space commenced in September 2017; however, the Additional Office Space was never occupied. Accordingly, the Company recorded a liability at the “cease-use date” in November 2017 of $3,005 that was calculated based on the present value of future lease payments, less estimated sublease income, adjusted for the effects of any prepaid or deferred items and discounted at a rate commensurate with the Company’s estimated current cost of financing.

In April 2019, the Company began to use the first floor of the Additional Office Space and in January 2020, began to use the second floor of the Additional Office Space. These use commencement dates were consistent with the estimates made in December 2018, and as a result, no incremental liabilities were recorded during fiscal 2019 and there was no lease liability recorded as of December 31, 2019.

Future minimum payments related to the Company’s operating leases as of December 31, 2019 were approximately as follows:

Years Ending December 31
2020	$7,936
2021	7,680
2022	7,443
2023	7,668
2024	7,226
2025 and thereafter	—

Total	$37,953

Rent expense incurred under operating leases was $4,786 for the year ended December 31, 2019.

Litigation—From time to time, the Company is party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with legal counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, results of operations, consolidated financial condition, or cash flows.

Indemnifications—In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company but have not yet been made. To date, the Company has not paid any material claims or has been required to defend any actions related to its indemnification obligations; however, the Company may record charges in the future as a result of these indemnification obligations. In addition, the Company has indemnification agreements with certain of its directors, executive officers, and other employees that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service with the Company. The terms of such obligations may vary.

12.	401(k) PLAN

The Company has a 401(k) savings plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. The 401(k) Plan provides for a discretionary employer-matching contribution. The Company made no matching contributions to the 401(k) Plan in 2019.

13.	RELATED-PARTY TRANSACTION

During the year ended December 31, 2017, the Company entered into a content sourcing agreement with a related party in the normal course of business. Content fees earned by the related party during the year ended December 31, 2019 were $5,876. As of December 31, 2019, outstanding educator partner payables related to this content sourcing agreement were $2,994.

14.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s Chief Executive Officer is its CODM. For the purposes of allocating resources and assessing performance, the CODM examines three segments which are the Company’s three revenue sources: Consumer, Enterprise, and Degrees. This is also consistent with how the Company disaggregates revenue.

The Consumer segment targets individual learners seeking to obtain hands-on learning, gain valuable job skills, receive professional-level certifications, and otherwise increase their knowledge and advance their careers. The Enterprise segment is focused on helping businesses and government customers upskill and reskill their employees and citizens, respectively, and helping university customers deliver online courses to their students. The Degrees segment is engaged in partnering with universities to deliver fully online bachelor’s and master’s degrees. The CODM measures the performance of each segment primarily based on segment revenue and segment gross profit.

Segment gross profit, as presented below, is defined as segment revenue less certain costs of revenue which represent content costs paid to educator partners. Content costs only apply to the Consumer and Enterprise segments as there is no content cost attributable to the Degrees segment. Instead, in the Degrees segment, the Company earns a Degrees service fee based on a percentage of the total online student tuition collected by the university partner. Expenses other than content costs included in cost of revenue are not allocated to segments because they are managed at the consolidated corporate level. These unallocated costs include platform and support costs, stock-based compensation expense, amortization of acquired intangible assets and internal-use software. In addition, the Company does not allocate sales and marketing expenses, research and development expenses, and general and administrative expenses because the CODM does not include the information in his measurement of the performance of the operating segments. While the Company has expanded its customer segments from Consumer to Enterprise and to Degrees, the Company’s technical and operating platforms continue to support the entire Company.

The CODM does not use asset information by segments to assess performance and make decisions regarding allocation of resources, and the Company does not track its property, equipment, and software by segment. The geographic identification of these assets is set forth below.

Financial information for each reportable segment was as follows:

Revenue	2019
Consumer	$121,011
Enterprise	48,262
Degrees	15,138

Total revenue	$184,411

Segment gross profit
Consumer	$64,645
Enterprise	34,184
Degrees	15,138

Total segment gross profit	$113,967

Reconciliation of segment gross profit to gross profit
Platform and support costs	14,861
Stock-based compensation	491
Amortization of internal use software	3,273
Amortization of acquired intangibles	520

Total reconciling items	19,145

Gross profit	$94,822

Geographic Information:

Revenue: The following table summarizes the revenue by region based on the billing address of the Company’s customers:

2019
United States	$89,951
Europe, Middle East, and Africa	52,086
Asia Pacific	27,672
Other	14,702

Total	$184,411

No single country other than the United States represented 10% or more of the Company’s total revenue during the year ended December 31, 2019.

Property, equipment and software, net: The following table presents the Company’s property, equipment and software, net of depreciation and amortization, by geographic region:

2019
United States	$13,758
Rest of World	285

Total	$14,043

15.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through January 7, 2021, the date these consolidated financial statements were issued.

COVID-19—On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic recommending containment measures worldwide. On March 16, 2020, the Company implemented alternative work arrangements for its employees and limited their travel activities to protect employees and to comply with the provisions described within the local shelter in place order. It is not possible at this time to reliably estimate the length and severity of these developments and the extent of the impact on the financial results and condition of the Company.

Common Stock—In April 2020, the Company increased the number of shares of authorized common stock from 117,000,000 to 160,000,000. In July 2020, the number of shares of authorized common stock was increased to 162,000,000.

Preferred Stock Issuance—In July 2020, the Company authorized an aggregate of 8,389,961 shares and issued an aggregate of 7,647,058 shares of its Series F redeemable convertible preferred stock, $0.00001 par value per share (“Series F”) for a price of $17.00 per share. The terms of the Series F are largely the same as the Company’s existing Preferred Stock except that holders of Series F receive annual dividends, if declared, of $1.36 per share; a senior liquidation preference of $17.00 per share; and a conversion price of $17.00 per share; in each case, as adjusted for combinations, splits, or the like.

* * * * * *

coursera

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than estimated underwriting discounts and commissions, payable by Coursera, Inc. (the “Registrant”), in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”), registration fee, the FINRA filing fee and the NYSE listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation will provide for the indemnification of its directors to the fullest extent permitted under the DGCL. The Registrant’s amended and restated bylaws will provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. Each of the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws will become effective upon completion of this offering.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption or repurchase of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation will include such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit, or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock repurchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the Registrant has entered into indemnification agreements with each of its directors and officers that require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. Under these agreements, the Registrant is not required to provide indemnification for certain matters. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant intends to enter into an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers, and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2018:

(1)

From January 1, 2018 through December 31, 2020, the Registrant granted stock options to purchase an aggregate of 26,160,246 shares of common stock at exercise prices ranging from $2.23 to $15.17 per share to employees, consultants, and directors under the Non-Executive Plan. Of these options, options to purchase 1,704,620 shares have been exercised for cash consideration in the aggregate amount of

$4,946,903, options to purchase 3,703,481 shares have been cancelled without being exercised, and options to purchase 20,752,145 shares remain outstanding;

(2)	From January 1, 2018 through December 31, 2020, the Registrant granted an aggregate of 3,286,400 restricted stock units under the Non-Executive Plan, 9,800 of which have been canceled and 3,276,600 of which remain outstanding;

(3)	From January 1, 2018 through December 31, 2020, the Registrant granted stock options to purchase an aggregate of 1,650,000 shares of common stock, each with an exercise price of $2.23 per share to a total of four (4) employees, consultants, and directors under the Executive Stock Plan. Of these options, options to purchase 546,618 shares have been exercised for cash consideration in the aggregate amount of $1,218,958, no options have been cancelled without being exercised, and options to purchase 1,103,382 shares remain outstanding;

(4)	From January 1, 2018 through December 31, 2020, the Registrant granted an aggregate of 162,917 restricted stock awards to a consultant under the Executive Stock Plan;

(5)	On March 29, 2019, the Registrant granted an aggregate of 1,346,610 shares of common stock with an aggregate value of $7,621,813 to four individuals in connection with the assignment of certain intellectual property rights relating to the Registrant’s massive open online course business, to the extent such rights were not previously assigned to the Registrant, including pursuant to such individual’s proprietary information and inventions agreement;

(6)	From April 23, 2019 through August 1, 2019, the Registrant issued an aggregate of 8,794,164 shares of Series E preferred stock to 7 accredited investors at a price per share equal to $12.00 for an aggregate purchase price of approximately $105.5 million;

(7)	On August 19, 2019, the Registrant issued 610,556 shares in connection with its acquisition of Rhyme Softworks, LLC pursuant to a purchase agreement entered into on May 30, 2019.

(8)	In July 2020, the Registrant issued an aggregate of 7,647,058 shares of Series F preferred stock to 10 accredited investors at a price per share equal to $17.00 for an aggregate purchase price of approximately $130.0 million.

The offers, sales and issuances of the securities described in paragraphs (1) through (4) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors, or bona fide consultants of the Registrant and received the securities under the Registrant’s equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business, or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraph (5) above was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 147A related to intrastate offerings. No underwriters were involved in these transactions.

The offers, sales, and issuances of the securities described in paragraphs (6) through (8) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an institutional accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act and had adequate access, through employment, business, or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” prior to the signature page at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1#	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to completion of this offering.

3.4*	Bylaws, as amended and as currently in effect.

3.5	Form of Amended and Restated Bylaws, to be effective immediately prior to completion of this offering.

4.1#	Form of Common Stock Certificate of the Registrant.

5.1#	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1*	Lease by and between the Registrant and SFERS Real Estate Corp. U, dated as of October 31, 2001, as amended.

10.2*+	Form of Indemnification Agreement between the Registrant and its directors and officers.

10.3*+	Coursera, Inc. 2014 Executive Stock Incentive Plan, as amended, and Forms of Stock Option Agreement, Option Exercise Agreement, and Restricted Stock Award Agreement thereunder.

10.4*+	Coursera, Inc. Stock Incentive Plan, as amended and restated, and Forms of Stock Option Agreement, Option Exercise Agreement, and Restricted Stock Unit Agreement thereunder.

10.5*+	Coursera, Inc. 2021 Stock Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise, Stock Option Grant Notice, Restricted Stock Unit Agreement, and Restricted Stock Agreement thereunder.

10.6*+	Coursera, Inc. 2021 Employee Stock Purchase Plan.

10.7*+	Offer Letter between the Registrant and Jeffrey N. Maggioncalda, dated June 1, 2017.

10.8*+	Offer Letter between the Registrant and Kenneth R. Hahn, dated April 27, 2020.

10.9*+	Offer Letter between the Registrant and Betty M. Vandenbosch, dated February 26, 2020.

10.10*+	Offer Letter between the Registrant and Leah F. Belsky, dated July 1, 2018.

10.11*+	Offer Letter between the Registrant and Anne T. Cappel, dated October 19, 2017.

10.12*+	Offer Letter between the Registrant and Kimberly A. Caldbeck, dated June 11, 2018.

10.13*+	Offer Letter between the Registrant and Shravan K. Goli, dated March 29, 2018.

10.14*+	Offer Letter between the Registrant and Jeffrey C. Grace, dated February 27, 2019.

10.15*+	Offer Letter between the Registrant and Richard J. Jacquet, Jr., dated December 27, 2018.

10.16*+	Offer Letter between the Registrant and Xueyan Wang, dated March 26, 2018.

10.17*+	Offer Letter between the Registrant and Chun Yu (“Richard”) Wong, dated February 5, 2018.

10.18*	Online Course Hosting and Services Agreement by and between DeepLearning.AI. Corp. and the Registrant, dated October 1, 2020.

Exhibit No.	Description

10.19*	Consultant and Proprietary Information Nondisclosure Agreement between the Registrant and Andrew Y. Ng, dated June 1, 2014.

10.20*+	Executive Severance Plan.

10.21	Amended and Restated Investors’ Rights Agreement by and among the Registrant, Future Fund Investment Company No. 4 Pty Ltd, and the investors listed therein, dated July 7, 2020.

21.1*	List of subsidiaries of the Registrant.

23.1#	Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm.

23.2#	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (see signature page hereto).

*	Previously submitted.
#	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, California, on                 , 2021.

COURSERA, INC.

Jeffrey N. Maggioncalda President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey N. Maggioncalda and Kenneth R. Hahn, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jeffrey N. Maggioncalda	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Kenneth R. Hahn	Chief Financial Officer (Principal Financial Officer)	, 2021

Jeffrey C. Grace	Vice President, Corporate Controller (Principal Accounting Officer)	, 2021

	Chairman	, 2021
Andrew Y. Ng

	Director	, 2021
Amanda M. Clark

	Director	, 2021
L. John Doerr

	Director	, 2021
Theodore R. Mitchell

Signature	Title	Date

	Director	, 2021
Scott D. Sandell

	Director	, 2021
Sabrina L. Simmons